     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1999


                                                      REGISTRATION NO. 333-78507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     AIRONET WIRELESS COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

        DELAWARE                     3577                    34-1758180
     (State or other           (Primary Standard
      jurisdiction of             Industrial              (I.R.S. Employer
    incorporation or          Classification Code
       organization)                Number)              Identification No.)

                            ------------------------

                              3875 EMBASSY PARKWAY
                                AKRON, OH 44333
                                 (330) 664-7900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                              ROGER J. MURPHY, JR.
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                              3875 EMBASSY PARKWAY
                                AKRON, OH 44333
                                 (330) 664-7900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

      JAY R. FAEGES, ESQ.            TIMOTHY C. MAGUIRE, ESQ.
    GOODMAN WEISS MILLER LLP      TESTA, HURWITZ & THIBEAULT, LLP
 100 ERIEVIEW PLAZA, 27TH FLOOR           125 HIGH STREET
     CLEVELAND, OHIO 44122          BOSTON, MASSACHUSETTS 02110
   TELEPHONE: (216) 696-3366         TELEPHONE (617) 248-7000
      FAX: (216) 363-5835               FAX: (617) 248-7100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                   Filed Pursuant To Rule 424(A)
                                                      Registration No. 333-78507


                   SUBJECT TO COMPLETION, DATED JULY 20, 1999


PROSPECTUS

                                6,000,000 SHARES
                                  AIRONET LOGO

                                  COMMON STOCK

     This is an initial public offering of shares of common stock of Aironet Wireless Communications, Inc. Of the 6,000,000 shares offered, we are selling 4,000,000 shares, and Telxon Corporation is selling 2,000,000 shares. We have been approved for admission for trading and quotation of our common stock on the Nasdaq National Market under the symbol "AIRO." There is currently no public market for these shares. We expect that the public offering price will be between $9.00 and $11.00 per share.
                          ----------------------------
                             PRICE $     PER SHARE
                          ----------------------------

                                                              PER SHARE      TOTAL
                                                              ----------    --------
Public offering price.......................................  $             $
Underwriting discounts and commissions......................  $             $
Proceeds, before expenses, to Aironet.......................  $             $
Proceeds, before expenses, to Telxon........................  $             $

     The underwriters have a 30 day option to purchase up to 600,000 additional shares of common stock from us and up to 300,000 additional shares of common stock from Telxon to cover over-allotments, if any.

     The underwriters expect to deliver the shares against payment in Minneapolis, Minnesota,
on                      , 1999.
                          ----------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                          ----------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DAIN RAUSCHER WESSELS
 a division of Dain Rauscher Incorporated
                                     PRUDENTIAL SECURITIES
                                                              CIBC WORLD MARKETS

                            , 1999

                               TABLE OF CONTENTS


                                  PAGE
                                  ---
Prospectus Summary..............    3
Risk Factors....................    7
Forward-Looking Statements......   21
Use of Proceeds.................   22
Dividend Policy.................   22
Capitalization..................   23
Dilution........................   24
Selected Financial Data.........   25
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   26



                                  PAGE
                                  ----
Business........................   40
Management......................   55
Certain Transactions............   62
Principal and Selling
  Stockholders..................   67
Description of Capital Stock....   69
Shares Eligible for Future
  Sale..........................   73
Underwriting....................   75
Legal Matters...................   77
Experts.........................   77
Additional Information..........   77
Index to Consolidated Financial
  Statements....................  F-1


                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.

                              [FRONT COVER FOLDOUT]

[This is a graphic which contains the following text:

Centered at the top of the page are the words:

                  "AIRONET WIRELESS LOCAL AREA NETWORK SOLUTIONS"

Descending on the left and right side of the page is the following text:

"Aironet's wireless LAN solutions extend networks, enabling users to maintain a wireless connection to computer networks. Aironet wirelessly connects networks ranging in size and complexity from enterprise-wide LANs to small businesses, anywhere throughout a building or around a campus.

--------------------------------------------------------------------------------
HIGH-SPEED Aironet was first to deliver standards-based wireless LAN and bridge products at Ethernet-like speeds of 11 Mbps. Our high-speed products deliver broadband support for data intensive applications, as well as high-speed Internet access, Voice-over-IP, and streaming video.

--------------------------------------------------------------------------------
STANDARDS-BASED To assure that today's products will interoperate with other standards-based products, all of our new wireless LAN products comply with the IEEE 802.11 wireless LAN standard.

--------------------------------------------------------------------------------
MOBILE COMPUTING Our wireless LAN products are designed to support the specific needs of mobile computing, so users can move freely around a building or campus and stay seamlessly connected to the network and Internet.

--------------------------------------------------------------------------------
EASE OF USE Featuring plug and play deployment and compatibility with most major network operating systems and protocols, Aironet products are easy and economical to install, expand, re-configure or re-deploy.

--------------------------------------------------------------------------------
COMPREHENSIVE SOLUTIONS Aironet offers a broad product portfolio including: access points, client adapter cards, wireless bridge products and network management software. We offer both Frequency Hopping and Direct Sequence products -- so we can provide the most appropriate solution to our customers based on their specific environments and needs.

--------------------------------------------------------------------------------
LOWER COST OF OWNERSHIP Aironet wireless networks can offer significant total cost savings over time compared to wired alternatives in typical environments where network connections are frequently relocated.


There is a graphic centered between the text depicting a cut-away of an office and a warehouse with wireless LANs in use and depicting three office buildings networked by wireless bridge products. The Aironet logo is on the bottom inside right of the page.]

                               PROSPECTUS SUMMARY

     This brief summary highlights selected information in this prospectus. It is not complete and does not contain all of the information that is important to you. You should read the entire prospectus carefully.

                                    AIRONET


     We are a leading provider of high speed, standards-based wireless local area networking solutions. Our products are designed to provide wireless connections to local area computer networks and Internet access to personal computer users within a building or campus environment. Our products utilize radio frequency and data communication technologies to wirelessly connect users to data networks ranging in size and complexity from corporate computer networks to home networks. In a business setting, our wireless local area network solutions are used as extensions to existing networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. Our flagship products, the 4800 Turbo DS series, are the first commercially available wireless local area network products to operate at speeds of 11 Mbps in the unlicensed 2.4 GHz radio frequency band. The 4800 Turbo DS series provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging streaming video and voice over computer network applications.



     We offer comprehensive solutions to our customers based on both Direct Sequence and Frequency Hopping spread spectrum radio technologies. As a result, we are able to offer our customers the wireless local area network solution best suited to their specific environment and needs. Our broad product portfolio includes PC Cards, network interface cards, access points, bridges and network management software. As a major contributor to, and proponent of the Institute of Electrical and Electronic Engineers 802.11 industry standard for wireless local area networks, we have designed our primary products to interoperate with other standards-based products. Our 802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and support major network operating systems, standard software and hardware interfaces and network protocols. As a result, our products can be interfaced easily into existing network and Internet infrastructures.



     Over the past several years, many organizations have benefited from wireless networking solutions. Wireless networks allow mobile computing, reduced network infrastructure costs and improved overall operational efficiency. Wireless local area networks have been widely adopted in several vertical markets, such as the retail, warehousing and distribution industries. Recent developments, including the wide adoption of the 802.11 industry standard for wireless local area networks, the availability of faster data rates of at least 10 Mbps and the availability of wireless single piece PC Card adapters, have collectively resulted in the emergence and growth of wireless local area network solutions in broader networking markets. Today, the desire for pervasive network and Internet connectivity, the preference for mobile computing and the need to deploy and reconfigure networks rapidly and cost-effectively, are all factors contributing to the increase in market demand for wireless local area networks.



     According to International Data Corporation, an information technology research firm, worldwide wireless local area network product shipments are projected to increase at a 30% compound annual growth rate from 866,000 units in 1997 to over 4,000,000 units by 2003. International Data Corporation projects wireless LAN revenues to reach $1.6 billion in 2003.

     Our objective is to become a dominant worldwide developer and provider of high speed wireless local area computer network products. We intend to achieve our objective by implementing the following strategies:



     - leveraging our leadership in 2.4 GHz spread spectrum, media access control chip, and network architecture technologies to maintain our competitive advantage in the areas of data rate and throughput, range and network management;



     - strengthening brand awareness of our products by continuing to promote the Aironet brand as synonymous with high speed, cost-effective wireless local area computer network products that are standards-based, easily deployable and reliable;



     - delivering solutions based on the 802.11 and other wireless local area computer network standards, and actively participating in workgroups that define wireless network standards to influence the direction of these standards; and


     - expanding channel distribution by strengthening relationships with existing channel partners and adding new channel partners, both in domestic and international markets.


     We market our wireless local area computer network products in the United States and abroad through an indirect sales and marketing organization consisting primarily of distributors, resellers and original equipment manufacturers. Our U.S. distributors include Business Partner Solutions, Inc., and we have recently added Ingram Micro Inc. and Tech Data Corporation as U.S. distributors.


OUR RELATIONSHIP WITH TELXON

     At our incorporation in 1993, Telxon Corporation was our sole stockholder and only customer. Since that time, Telxon has reduced its ownership, and Telxon's ownership will be further reduced after this offering. Telxon accounts for a significant portion of our total revenues. Our headquarters and assembly facilities are leased from Telxon.

ABOUT US

     We were incorporated in 1993 under the name Spider, Inc. Our operations include Aironet Canada Limited. Aironet Canada Limited was formerly named Telesystems SLW Inc. Our principal offices are located at 3875 Embassy Parkway, Akron, Ohio 44333, and our telephone number is (330) 664-7900.

     "Aironet," "Aironet Wireless Communications" and LOGOare our registered trademarks, and AIRONET LOGO, 4800 Turbo DS, Microcellular Architecture, AP4800-E, PC4800, LM4800, PCI4800, ISA4800, UC4800, MC4800, AP4500-E, AP4500-T,
PC4500, LM4500, PCI4500, ISA4500, UC4500, MC4500, AP3500-E, AP3500-T, PC3500,
LM3500, PCI3500, ISA3500, UC3500 and MC3500 are our trademarks. This prospectus also contains the registered and unregistered trademarks of others.

                                  THE OFFERING


Common stock offered....................................  6,000,000 shares, 4,000,000 by Aironet and 2,000,000 by Telxon, the selling
                                                          stockholder.

Common stock to be outstanding after the offering.......  13,567,181 shares, of which Telxon will own 5,276,500 shares equaling 38.89%.

Underwriters' over-allotment option.....................  900,000 shares, 600,000 from us and
                                                          300,000 from Telxon.

Use of proceeds.........................................  We expect to use our proceeds for general corporate purposes, including working
                                                          capital, and to repay approximately $2.5
                                                          million of indebtedness outstanding under
                                                          our existing working capital credit line.
                                                          See "Use of Proceeds."

Nasdaq National Market symbol...........................  AIRO

Rights Agreement........................................  Under the terms of a Rights Agreement to be implemented prior to this offering,
                                                          each share of common stock will also
                                                          evidence one common stock purchase right.
                                                          The purchase right may only be exercised
                                                          after specified events related to third
                                                          parties acquiring our shares or the
                                                          company without the approval of our Board
                                                          of Directors. See "Rights Agreement."

     The number of shares of our common stock to be outstanding immediately after the offering is calculated using the number of shares outstanding on March 31, 1999. This number does not take into account options and warrants outstanding at March 31, 1999 to purchase 2,404,904 shares of our common stock.

     Except as otherwise stated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option, which entitles the underwriters to purchase an additional 900,000 shares, of which we would issue 600,000 shares and no exercise of stock options or warrants outstanding as of March 31, 1999 to purchase up to 2,404,904 shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following financial information was derived from our financial statements. These tables highlight selected information, but they do not include all the financial information that is important to you. You should read "Management's Discussion and Analysis of Financial Conditions and Results of Operations," as well as our consolidated financial statements and the notes to those statements, which are included later in this prospectus.

                                                        FISCAL YEARS ENDED MARCH 31,
                                               -----------------------------------------------
                                                1995      1996      1997      1998      1999
                                               -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Non-affiliate..............................  $ 2,637   $ 5,456   $14,484   $20,249   $28,303
  Affiliate product..........................   30,539    38,867    46,844    19,104     9,529
  Affiliate royalty..........................       --        --        --     5,781     7,421
                                               -------   -------   -------   -------   -------
     Total revenues..........................   33,176    44,323    61,328    45,134    45,253
                                               -------   -------   -------   -------   -------
Gross profit:
  Non-affiliate..............................      678     2,499     6,096     8,535     9,709
  Affiliate product..........................    8,905     7,925     9,771     4,517     1,745
  Affiliate royalty..........................       --        --        --     5,781     7,421
                                               -------   -------   -------   -------   -------
     Total gross profit......................    9,583    10,424    15,867    18,833    18,875
                                               -------   -------   -------   -------   -------
Total operating expenses.....................    8,517    10,898    12,808    14,323    19,588
Income (loss) from operations................    1,066      (474)    3,059     4,510      (713)
Net income (loss)............................  $(1,488)  $(2,628)  $   889   $ 2,501   $(1,077)
Net income (loss) per common share:
  Basic......................................  $ (0.18)  $ (0.33)  $  0.11   $  0.31   $ (0.12)
  Diluted....................................  $ (0.18)  $ (0.33)  $  0.11   $  0.30   $ (0.12)
Weighted average shares used in calculating
  net income (loss) per share:
  Basic......................................    8,085     8,085     8,085     8,123     9,325
  Diluted....................................    8,085     8,085     8,085     8,319     9,325

     The following table presents our summary consolidated balance sheet. The March 31, 1999 information has been adjusted as if the 4,000,000 shares to be sold by us in the offering had taken place at that date, at an assumed initial public offering price of $10 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.


                                                               AS OF MARCH 31, 1999
                                                               ---------------------
                                                               ACTUAL    AS ADJUSTED
                                                               -------   -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 6,137     $39,837
Working capital.............................................    10,152      44,212
Total assets................................................    27,198      60,898
Total long-term liabilities.................................     2,500          --
Total stockholders' equity..................................    14,597      50,797



RECENT OPERATING RESULTS



     Our unaudited operating results for the first fiscal quarter ended June 30, 1999 are as follows. Total revenues grew 31% to $12,403,000 for the quarter ended June 30, 1999 from $9,477,000 for the quarter ended June 30, 1998. Non-affiliate revenues grew 54% to $9,465,000 for the quarter ended June 30, 1999 from $6,162,000 for the quarter ended June 30, 1998. Affiliate product revenues grew 4% to $1,493,000 for the quarter ended June 30, 1999 from $1,434,000 for the quarter ended June 30, 1998. Affiliate royalty revenue decreased 23% to $1,445,000 for the quarter ended June 30, 1999 from $1,881,000 for the quarter ended June 30, 1998. Total gross profit for the quarter ended June 30, 1999 was $5,956,000 for an increase of $1,601,000 or 37% over the same period in the prior fiscal year. Total gross profit as a percentage of total revenues for the quarter ended June 30, 1999 was 48% while non-affiliate gross profit as a percentage of non-affiliate revenues was 44%. Net income for the quarter ended June 30, 1999 was $445,000 or $.04 per share (diluted) which compares with net income for the quarter ended June 30, 1998 of $3,000 or $.00 per share (diluted).

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occur, our business could be adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various risks and uncertainties, including those described below and elsewhere in this prospectus.


A SIGNIFICANT PORTION OF THE REVENUES REFLECTED IN OUR FINANCIAL STATEMENTS ARE EARNED FROM TELXON BASED ON AGREED UPON PRICES DETERMINED WHEN TELXON WAS OUR MAJORITY STOCKHOLDER



     The price that Telxon pays us for our products was agreed to in order to provide us with specific gross margins and projected revenues based on assumptions regarding the cost of our products. Because of this, our financial statements do not represent our performance as an independent company and do not reveal what our financial results might have been had we been an independent entity in prior periods.


WE ARE DEPENDENT ON TELXON FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND THE LOSS OF THIS REVENUE FOR ANY REASON WOULD ADVERSELY AFFECT OUR BUSINESS

     We are dependent upon Telxon as a significant source of revenues. For fiscal years 1997, 1998 and 1999, Telxon-related revenues were 76%, 55% and 37% of our total revenues. Telxon has recently reported losses and refinancing requirements and has announced pending stockholder litigation filed against it and a pending SEC investigation relating to, among other things, Telxon's recent restatement of some of its financial statements. One or more of these matters could, depending on their outcomes, adversely affect Telxon's demand for our products and our resulting revenues. Telxon has not recently provided us with a forecast of future purchases of our products. If Telxon's demand for our products declines for any reason, it could reduce our revenues, which would have an adverse effect on our business. Likewise, the public's perception of the effect on us of Telxon's refinancing requirements, losses, pending stockholder litigation and pending SEC investigation could depress the market price of our common stock.


WE NEGOTIATED OUR ARRANGEMENTS WITH TELXON WHEN IT WAS OUR MAJORITY STOCKHOLDER, THEREFORE THESE ARRANGEMENTS WERE NOT NEGOTIATED AT ARM'S LENGTH



     The revenues that we earn from Telxon are derived from arrangements that were made at a time when Telxon owned approximately 90% of our outstanding stock and Telxon officers occupied two out of four of our Board seats. These arrangements with Telxon cannot be considered to be arm's length and, therefore, they do not necessarily reflect terms which could have been negotiated with unrelated third parties.


TELXON MAY CONTINUE TO BE ABLE TO ASSERT INFLUENCE OR CONTROL OVER US, AND THIS COULD PREVENT OTHER SHAREHOLDERS FROM REALIZING BENEFITS IN SOME CIRCUMSTANCES

     Until March 1997, we were a wholly owned subsidiary of Telxon and until March 1998, Telxon owned 90% of our capital stock. Telxon currently owns approximately 76% of our capital stock and, after this offering, will own approximately 39%. As a result of Telxon's significant ownership, Telxon may continue to be able to exert substantial influence or effective control over our management and affairs through matters submitted to stockholder vote, such as the election or removal of directors and any merger, consolidation or sale of assets or any takeover attempt. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, takeover or other business combination or discouraging a potential acquirer from making a tender offer in which stockholders might receive a premium over the prevailing market price for their shares. These consequences in turn could have an adverse effect on the market price of our common stock.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS

     We were incorporated in 1993 and therefore have only a short operating history for you to evaluate. Your evaluation of our business and results of operations must take into account this short operating history, which may not be indicative of future results. Only since March 1998 has our business operated without the financial support of Telxon. Our operations before that time were funded by Telxon and, therefore, operating results from that period are less significant in evaluating our future prospects. Therefore, our financial statements may not represent our performance as an independent company for those periods.

     We have experienced quarterly and annual fluctuations in our operating results. From our incorporation in 1993 until March 1998, we were dependent on Telxon to provide us with funding for operating deficits. We no longer receive this funding from Telxon.

     Our business and prospects should also be considered in light of the risks frequently encountered by companies in their early stages of development in new and rapidly evolving markets.

     Because of our short existence, our limited operating history as an independent company, fluctuations in our past results, past operating deficits and the early stage of development of our market, we cannot assure you that we will sustain profitability.

CONFLICTS OF INTEREST MAY ARISE FROM OUR RELATIONSHIP WITH TELXON WHICH MIGHT PREVENT US FROM REALIZING BENEFITS IN SOME SITUATIONS


     Telxon is our single largest stockholder and our largest customer. John W. Paxton, Sr. currently serves on our Board of Directors and has been nominated to that position by Telxon. Mr. Paxton is also Chief Executive Officer and Chairman of the Board of Directors of Telxon. Our President and Chief Executive Officer, Roger J. Murphy, Jr., is a former employee of Telxon and began serving us as our Chief Operating Officer when we were a wholly owned subsidiary of Telxon. Conflicts of interest may arise between us and Telxon in a number of areas relating to our past and ongoing relationship. The outcome of any matter affected by a potential conflict of interest may be less favorable to us than if the conflict had not been present. These include:



     - Potential Competitive Business Activities. Telxon is currently our largest customer. If Telxon and Aironet seek to sell products to the same customers, Telxon could attempt to exert pressure to block our sales by reducing its own product purchases from us. If this were to happen, we could be forced to choose between maintaining our sales to Telxon or pursuing sales to other customers. If we were forced to make such a choice, our total revenues could be reduced or could fail to grow.



     - Indemnity Arrangements. Telxon indemnifies us against tax related liabilities for periods prior to April 1998 and against multi-employer plan liabilities which might arise because our employees have participated in Telxon's employee benefit plans. If Telxon failed to provide the required indemnifications, we could suffer expenses for which we should not be liable. In that circumstance, we could be forced to choose between litigating these disputes with Telxon or maintaining our business relationship. If we choose to forego litigation to maintain our business relationship, our cash could be reduced by the amounts of the unpaid indemnification.

     - Tax Matters. Until March 1998, Telxon and Aironet filed consolidated tax returns. Telxon is entitled to tax benefits through March 1998 from the Telxon/Aironet consolidated group and is required to indemnify us against liabilities for the periods prior to 1998 and from tax related expenses for those periods. These rights and obligations are set forth in a Tax Benefit and Indemnification Agreement. Nonetheless, if Telxon fails to provide its required indemnification, we could be required to choose between litigating with Telxon, setting off against funds to which Telxon is entitled under the agreement or suffering the expense against which we were entitled to be indemnified. In any of these cases, our business relationship with Telxon could be harmed and could result in reduced cash and/or gross profits and reduced earnings per share.



     - Intellectual Property Matters. Prior to March 1998, patents were issued to Telxon related to our products and as to which Aironet employees were included as inventors. Similarly, patents were issued to us related to Telxon products and as to which Telxon employees were included as inventors. In March 1998, Aironet and Telxon assigned these patents to one another and gave up their rights in the assigned patents, unless they received a license from the new owner. If Telxon were to determine that it required one of the patents that it assigned to us, Telxon could attempt to force us to license or reassign that patent to Telxon. In this circumstance, we could be forced to choose between complying with Telxon's demands or harming our business relationship with Telxon. In either case, our business could be harmed.



     - The Rights Agreement. Telxon will own approximately 39% of our stock after this offering. An acquisition of Telxon or the pledging by Telxon of its assets could trigger our stockholders' purchase rights under our Rights Agreement, which could result in a substantial dilution of Telxon's holdings in Aironet and could negatively impact Telxon's ability to be acquired or obtain financing. Our Board of Directors has the authority under the Rights Agreement to deem such transactions as not triggering the purchase rights. If Telxon undertook a transaction which negatively impacted us, Telxon could attempt to use its power as our largest customer and largest stockholder to force our Board to deem the transaction as a non-triggering event.



     - Sales or Other Dispositions by Telxon of Shares of our Common Stock Held by it following this Offering. Telxon will own approximately 39% of our stock after this offering. Telxon is restricted from selling these shares for 180 days following this offering without the consent of the underwriters. The sale of these shares could reduce the traded price of our stock. Telxon could attempt to use its influence as our largest customer to force the underwriters to consent to an early sale of these shares.



     - The Exercise by Telxon of its Ability to Influence our Management and Affairs. Because of Telxon's position as our largest customer and largest stockholder, and its ability to elect board members who are sympathetic to Telxon's position, all of our business dealings which could also affect Telxon are susceptible to being decided in such a way that is more favorable to Telxon and less favorable to us.



WE HAVE ENTERED INTO A MUTUAL COVENANT NOT TO SUE WITH TELXON



     We generally enter into non-disclosure agreements with others that might have access to our confidential information. Our confidential information includes proprietary information, such as product pricing and non-patented technologies. We obtain non-disclosure agreements in order to protect this type of information from use or disclosure by others without our permission. Others seek non-disclosure agreements from us to protect their own confidential information. This is true of Telxon and Aironet. Telxon's and Aironet's prior and current close relationship provided Telxon with access to portions of our proprietary information and provided us with access to portions of Telxon's proprietary information.

In order to protect the confidential nature of this information and to assure that neither of us would disclose or misuse the other's information, in March 1998 we entered into a mutual non-disclosure agreement.



WE HAVE ENTERED INTO A MUTUAL NON-DISCLOSURE AGREEMENT WITH TELXON



     In March 1998, we entered into a formal manufacturing and licensing agreement with Telxon. Under that agreement, Telxon can purchase current and new products from us and it has a right to manufacture and sell our older products, for which it pays us a royalty. Since that time, Aironet and Telxon no longer share new technology, but there is a possibility that our products from that time embody elements of Telxon's technology and that Telxon's products from that time embody elements of our technology. We are not aware of any specific technology which either Telxon or Aironet uses which might require a license from the other, which it does not possess. Nonetheless, in March 1998, to assure both companies that its then current and prior products could not be challenged by the other, which could cause a disruption in business, Telxon and Aironet entered into a mutual covenant not to sue. The mutual covenant not to sue does not grant a license to any specific technology, but each party has agreed not to challenge the other's products which were being sold or had been publicly announced at that time based on intellectual property then in existence. The agreement does not extend to new products after March 1998 and does not apply to new intellectual property created after March 1998.


TELXON IS THE LANDLORD OF OUR HEADQUARTERS AND MANUFACTURING FACILITIES AND, UNTIL RECENTLY, PROVIDED US WITH IMPORTANT ADMINISTRATIVE SERVICES

     Prior to this offering, Telxon provided us with a variety of important general and administrative services. For example, our employees participated in a variety of Telxon's benefit plans and we were covered by some of Telxon's insurance policies. The provision of these services was governed by a written agreement between Telxon and us executed in March 1998. After this offering, our employees will no longer be eligible to participate in Telxon's material benefit plans and we will no longer be covered by Telxon's insurance. We are in the process of replacing these programs and insurance coverage. Currently, we lease our headquarters and manufacturing facilities from Telxon. Telxon's recently reported losses, refinancing requirements and pending stockholder litigation and SEC investigation could, depending on their outcome, adversely affect Telxon's ability to fulfill its obligations under these leases, and that could disrupt our business operations.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK

     Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a number of factors, including:

     - the timing and cancellation of customer orders;

     - our ability to introduce new products and technologies on a timely basis;

     - market acceptance of our and our customers' products;

     - introduction of products by our competitors;

     - the level of orders received which can be shipped in a quarter;

     - the timing of our investments in research and development;

     - the timing and provision of pricing protection and returns from our distributors;

     - whether our customers buy from a distributor, an OEM or directly from us;

     - cost and availability of components and subassemblies;

     - competitive pressures on selling prices; and

     - finished product availability and quality;

     - general economic conditions.

     - changes in product mix;

     Our business is characterized by short-term orders and shipment schedules. We have experienced difficulties efficiently managing our production and inventory levels because, among other reasons, customers can typically cancel or reschedule orders without significant penalty. Since we do not have a substantial, noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Significant customer cancellations or unforeseen fluctuations in customer demand could cause us to over or under produce products, which could lead to overstocking or to frustrating customer expectations, either of which could negatively affect operating results or cause significant variations in our operating results from quarter to quarter.

DECLINING SELLING PRICES OF NETWORKING EQUIPMENT MAY ADVERSELY AFFECT OUR
REVENUES

     Historically, average selling prices of networking equipment have decreased over the life of a product. As a result, the average selling prices of our products should be expected to decrease in the future, which may adversely affect our operating results if we do not correspondingly decrease our costs.

OUR OPERATING RESULTS WILL SUFFER IF SALES DO NOT INCREASE AS ANTICIPATED TO SUPPORT THE EXPENSES OF EXPANDING OUR BUSINESS

     Because our operating expenses for personnel, new product development and inventory continue to increase, we must continue to generate increased sales to offset these increased expenses. We have limited ability to reduce expenses quickly in response to any revenue shortfalls. In response to anticipated long lead times to obtain inventory and materials from our contract manufacturers and suppliers, we have in the past and may continue to need to order in advance of anticipated customer demand. This advance ordering has and may continue to result in higher inventory levels and we have and will continue to depend on an increase in customer demand. Any significant shortfall in customer demand would adversely impact our quarterly and annual operating results.

IF THE WIRELESS NETWORKING MARKET DOES NOT CONTINUE TO EVOLVE, OR IF OUR PRODUCT DEVELOPMENT DOES NOT KEEP PACE WITH ITS EVOLUTION, DEMAND FOR OUR PRODUCTS MAY DECLINE SIGNIFICANTLY

     The wireless networking market is at an early stage of development, is rapidly evolving and its future is uncertain. Demand and market acceptance for recently introduced wireless networking products and services like ours are subject to a high level of uncertainty. It is likely that new wireless LAN products will not be generally accepted unless they operate at higher speeds and are sold at competitive prices. We cannot predict whether the wireless networking market will continue to develop in a way that sufficient demand for our products will emerge and become sustainable. Our prospects must be evaluated in light of the uncertainties relating to the new and evolving market in which we operate. If the wireless networking market does not develop sufficiently, or if our products are not sufficiently accepted, our business, financial condition and operating results will suffer.

WE MAY NOT SUCCEED OR MAY LOSE SIGNIFICANT MARKET SHARE AS A RESULT OF THE INTENSE COMPETITION IN THE WIRELESS LAN MARKET

     The market for our products is very competitive, and we expect that competition will increase in the future. Increased competition could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. This market has historically been dominated by relatively few companies, including Lucent, Proxim and BreezeCom. We believe we will encounter competition from a number of other companies that develop, or have announced plans to develop, wireless networking products. We believe that our success will depend in part on our ability to compete favorably in the following areas:

     - expertise and familiarity with 2.4 GHz spread spectrum technology, wireless data communication protocols and LAN technology;

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - customer service and support;

     - size and scope of distribution network; and

     - brand name.

     We have also historically faced competitive pressure from companies that have increased their brand awareness by dedicating significant resources to marketing and advertising.

     We face the risk that our competitors may introduce faster, more competitively priced products. Many of our current and potential competitors have significantly greater financial, marketing, research, technical and other resources. If we are unable to compete successfully, we could experience price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business and operating results.

OUR SUCCESS DEPENDS ON THE TIMELY DEVELOPMENT OF NEW PRODUCTS

     We derive substantially all of our product revenues from sales of products for wireless networking solutions. This market is characterized by:

     - intense competition;

     - rapid technological change;

     - short product life cycles; and

     - emerging industry standards.

     We have in the past experienced delays in product development which resulted in delayed commercial introduction of new products. These kinds of delays could be repeated and could have an adverse effect on our business. The development of new wireless LAN products is highly complex. Our success in developing and introducing new products depends on a number of factors, including:

     - accurate new product definition;

     - timely completion and introduction of new product designs;

     - achievement of cost efficiencies in design and manufacturing; and

     - market acceptance of the new products.

     We cannot guarantee that we will be successful in these efforts or that our competitors will not be more successful, which, in either case, would have a material adverse effect on our business and results of operations.

WE RELY ON LIMITED SOURCES OF KEY COMPONENTS AND IF WE ARE UNABLE TO OBTAIN THESE COMPONENTS WHEN NEEDED, WE WILL NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS ON TIME

     We rely on Atmel Corporation, M/A-COM, Raytheon Company, Hewlett-Packard Company, Harris Semiconductor and Sawtek, Inc. as our critical sole source suppliers. Although we have been informed by some of these suppliers that they have redundant manufacturing facilities, there is no assurance that they will be able to manufacture or provide these components in a timely way. Should any supply disruption occur, we may not be able to develop an alternative source for these components.

     We have experienced limited delays and shortages in the supply of other less critical components which have slowed the manufacturing schedule of our products or caused us to revise or adjust these schedules. We could experience delays and shortages in the future. We generally do not maintain a significant inventory of components and do not have long-term supply contracts with our suppliers. Our reliance on sole or limited source suppliers involves several risks, including:

     - suppliers could increase component prices significantly, without notice and with immediate effect;

     - suppliers could discontinue the manufacture or supply of components or delay delivery of components used in our products for reasons such as inventory shortages, new product offerings, increased cost of materials, destruction of manufacturing facilities, labor disputes and bankruptcy; and

     - in order to compensate for potential component shortages or discontinuance, we may in the future decide to hold more inventory than is immediately required, resulting in increased inventory costs.

     Though we have not in the past experienced any significant delays in shipping or sales of product due to delays or shortages of components, if our suppliers were unable to deliver or ration components to us, we could experience interruptions and delays in product manufacturing, shipping and sales. This could result in our inability to fulfill customer orders, the cancellation of orders for our products, substantial delays in our product shipments, increased manufacturing costs and increased product prices. Further, we might not be able to develop alternative sources for these components in a timely way, if at all, and might not be able to modify our products to accommodate alternative components.

     These factors could damage our relationships with current and prospective customers lasting longer than any underlying shortage or discontinuance. Any of these risks, if realized, could materially and adversely affect our business operating results and financial condition.

A LIMITED NUMBER OF CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES AND DECREASED DEMAND BY THESE CUSTOMERS WOULD ADVERSELY AFFECT OUR REVENUES


     Historically, a relatively small number of customers, especially Telxon, have accounted for a significant portion of our total revenues in any particular period. Three of our customers, including Telxon, Jepico Corporation and Business Partner Solutions, Inc., each accounted for over 10% of our total revenues for fiscal year 1999. In fiscal year 1999, Telxon accounted for 37% of our total revenues. Our four largest non-affiliate customers accounted for 60% of our non-affiliate revenues or 38% of our total revenues for the same period. We have no long-term volume purchase commitments from any of our customers. We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our total revenues, because our customers generally resell our products to end users. Due to these factors, some of the following may reduce our operating results:


     - reduction, delay or cancellation of orders from one or more of our significant customers;

     - development by one or more of our significant customers of other, competitive sources of supply;

     - selection by one or more of our significant customers of equipment manufactured by one of our competitors as a preferred solution;

     - loss of one or more of our significant customers or a disruption in our sales and distribution channels to these customers; or

     - failure of one of our significant customers to make timely payment of our invoices.

     We cannot be certain that these significant customers will continue purchasing levels of previous periods and a decline in these levels for any reason would negatively affect our revenues.

WE MUST EXPAND OUR DISTRIBUTION CHANNELS IN ORDER TO INCREASE SALES OF OUR PRODUCTS

     To increase revenues, we believe we must increase the number of our distribution partners. Our strategy includes an effort to reach a greater number of end users through indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This could adversely affect our operating results if we do not generate the revenues necessary to offset these investments. We will be dependent upon the acceptance of our products by distributors and their active marketing and sales efforts relating to our products. The distributors to whom we sell our products are independent and are not obligated to deal with us exclusively or to purchase any specified amount of our products. Because we do not generally fulfill orders by end users of our products sold through distributors, we will be dependent upon the ability of distributors to accurately forecast demand and maintain appropriate levels of inventory. If we are unable to expand our distribution channels, we may not be able to increase sales of our product.

OUR DISTRIBUTORS MAY NOT GIVE PRIORITY TO OUR PRODUCTS WHICH MIGHT RESULT IN LOWER PRODUCT SALES

     We expect that our distributors will also sell competing products. These distributors may not continue, or may not give a high priority to, marketing and supporting our products. This and other channel conflicts could result in diminished sales through the indirect channel and adversely affect our operating results. Additionally, because lower prices are typically charged on sales made through indirect channels, increased indirect sales could adversely affect our average selling prices and result in lower gross margins.

COMPLIANCE WITH EXISTING AND POTENTIAL INDUSTRY STANDARDS MAY BE DIFFICULT AND COSTLY

     We have developed and continue to develop our products to comply with existing industry standards and anticipated future standards. We may not introduce products that comply with future industry standards on a timely basis. In particular, we expend, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to the IEEE 802.11 wireless LAN standard, as well as to other industry standards that have not yet been formally adopted. Further, our high speed 4800 Turbo DS series of products is designed to conform with the proposed high speed addition to the IEEE 802.11 standard. Our products may fail to meet future industry standards or the standards ultimately adopted by the industry may vary from those anticipated by us.

     We participated in the promulgation of the IEEE 802.11 standard through two of our senior officers who are members of the IEEE 802.11 Standards Committee. Companies participating in the promulgation of the IEEE 802.11 standard have represented to the IEEE that they will grant licenses to their patents on a fair and equitable basis if those patents are required to implement products that comply with the standard. Our ability to market IEEE 802.11 compliant products may depend upon our ability to obtain these licenses from the other participating companies. Our failure to obtain any required license at a commercially reasonable cost could have a material adverse effect on our competitive position and results of operations.

EXISTING AND POTENTIAL WIRELESS LAN STANDARDS MAY NOT ACHIEVE MARKET ACCEPTANCE AND MAY LOWER BARRIERS TO MARKET ENTRY, EITHER OF WHICH WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS

     Because we develop our products to comply with industry standards, sales of our products could decline if these standards do not gain market acceptance or if consumers ultimately prefer to purchase products which do not comply with these standards, or which comply with new or competing standards, or which are based on proprietary designs.

     Also, product standardization may have the effect of lowering barriers to entry in the markets in which we seek to sell our products, by diminishing product differentiation. This would increase competition based upon criteria such as the relative size and marketing skills of competitors and we may not compete favorably.

COMPLIANCE WITH VARYING GOVERNMENT REGULATIONS IN MULTIPLE JURISDICTIONS WHERE WE SELL PRODUCTS MAY BE DIFFICULT AND COSTLY

     In the United States, our products are subject to various Federal Communications Commission rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio frequency spectrum. FCC rules require compliance with administrative and technical requirements as a condition to the operation or marketing of devices that emit radio frequency energy, such as our products. Our products comply with Part 15 of the current FCC regulations permitting license-free operation of radio devices in the 902-928 MHz and 2.4-2.4835 GHz radio frequency bands. The Part 15 regulations are designed to minimize the probability of interference to the other users of those frequency bands and accord Part 15 systems secondary status. In order of priority, the primary users of those band widths are the following:

     - devices which use radio waves to produce heat rather than to communicate;

     - governmental uses;

     - vehicle monitoring systems; and

     - amateur radio.

     In the event of interference between a primary user in those band widths and a Part 15 user, the primary user can require the Part 15 user to curtail transmissions that create interference. Our products are also subject to regulatory requirements in markets outside the United States, where we have limited experience in gaining regulatory approval. The regulatory environment in which we operate subjects us to several risks, including:

     - if users must cease use of our products because their operation causes interference to authorized users of the radio frequency spectrum, or authorized users cause interference which must be accepted by users of our products, market acceptance of our products and our results of operations could be adversely affected;

     - regulatory changes, including changes in the allocation of available radio frequency spectrum or requirements for licensed operation, may significantly impact our operations by rendering current products non-compliant or restricting the applications and markets served by our products; and

     - we may not be able to comply with all applicable regulations in each of the countries where our products are sold or proposed to be sold, and we may need to modify our products to meet local regulations.

OUR SUCCESS DEPENDS ON OBTAINING AND PROTECTING INTELLECTUAL PROPERTY

     Our success depends in part on our ability to obtain and preserve patent and other intellectual property rights covering our products and development and testing tools. The process of seeking patent protection can be time consuming and expensive. We cannot assure you that:

     - patents will issue from currently pending or future applications;

     - our existing patents or any new patents will be sufficient in scope to provide meaningful protection or any commercial advantage to us;

     - foreign intellectual property laws will protect our intellectual property rights; or

     - others will not independently develop similar products, duplicate our products or design around any patents issued to us.

     Intellectual property rights are uncertain and involve complex legal and factual questions. Though we are not aware of any third party intellectual property rights that would prevent our use and sale of our products, we may unknowingly infringe the proprietary rights of others. Any infringement could result in significant liability to us. If we do infringe the proprietary rights of others, we could be forced to either seek a license to those intellectual property rights or alter our products so that they no longer infringe those proprietary rights. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

     We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS WHICH COULD SERIOUSLY HARM OUR BUSINESS

     Any dispute regarding intellectual property, whether ours or that of another company, may result in legal proceedings. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, the prevailing party's litigation expenses and obtain a license or stop making the subject product.

IF WE FAIL TO MANAGE OUR GROWTH, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED

     We have expanded our operations in recent years, and we anticipate that further expansion will be required to address potential growth in our customer base and market opportunities, as well as to provide corporate services previously provided to us by Telxon. This expansion has placed, and future expansion is expected to place, a significant strain on our management, technical, operational, administrative and financial resources. We have recently hired new employees, including a number of key managerial and operations personnel, who have not yet been fully integrated into our operations.

     Our current and planned expansion of personnel, systems, procedures and controls may be inadequate to support our future operations. We may be unable to attract, retain, motivate and manage required personnel, including finance, administrative and operations staff, or to successfully identify, manage and exploit existing and potential market opportunities because of inadequate staffing. We may also be unable to manage further growth in our multiple relationships with our OEMs, distributors and other third parties. If we are unable to manage growth effectively, our business, financial condition and results of operations could be adversely affected.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY ADDITIONAL RISKS UNIQUE TO THOSE MARKETS

     Revenues from customers outside North America accounted for approximately 30% of our total revenues for fiscal year 1999. We anticipate that revenues from customers outside North America will continue to account for a significant portion of our total revenues for the foreseeable future. Expansion of our international operations has required, and will continue to require, significant management attention and resources. In addition, we remain heavily dependent on distributors to market, sell and support our products internationally. Our international operations are subject to additional risks, including the following:

     - difficulties of staffing and managing foreign operations;

     - longer customer payment cycles and greater difficulties in collecting accounts receivable;

     - unexpected changes in regulatory requirements, exchange rates, trading policies, tariffs and other barriers;

     - uncertainties of laws and enforcement relating to the protection of intellectual property;

     - language barriers;

     - potential adverse tax consequences; and

     - political and economic instability.

     We currently sell products to customers in Russia and Japan. During fiscal year 1999, product sales to Russia totaled $98,000 or 0.2% of total revenues. Product sales to Japan totaled $6.8 million or 15% of total revenues. One customer in Japan represented $6.4 million or 14% of total revenues in fiscal year 1999. These countries have recently experienced significant problems with their economies, which have adversely affected the value of their currency, availability of credit and their ability to engage in foreign trade in general. In addition, we are unable to determine the effect that recent economic downturns in Asia, particularly Japan, or the adoption and use of the Euro, the single European currency introduced in January 1999, will have on our business. Any of these factors could have a material adverse effect on our business, operating results and financial condition.

     Similarly, we cannot accurately predict the impact that any future fluctuations in foreign currency exchange rates may have on our operating results and financial condition.

RISKS RELATING TO YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR BUSINESS

     Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in miscalculations, data corruption, system failures or disruptions of operations. We reasonably expect that at worst these disruptions could result in our inability to process transactions, manufacture and ship products, send invoices or engage in similar normal business activities for an indefinite period of time, which could impair our viability.

     The Year 2000 problem could also affect embedded systems, such as building security systems, machine controllers, telephone switches and other equipment. Our systems may suffer from date related problems, and if so, we may need to upgrade or replace our computer systems, software and other equipment, which could result in significant expenditures.

     Neither our current products nor our prior products utilize internal calendars that are dependent upon the input of, or reference to, a specific date, and we do not anticipate designing any products that are date dependent. Furthermore, the purchasing patterns of our customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for network equipment and other purchases, which could have a material adverse effect on our business, operating results and financial condition.

     We rely on numerous third parties who may not be Year 2000 compliant. This includes our contract manufacturers, our sole and limited source component suppliers and other vendors, and our distributors, resellers and OEMs. Failure of any of these third parties to be Year 2000 compliant could require us to incur significant unanticipated expenses to remedy any resulting problems or to replace the affected third party. This could reduce our revenues and could have a material adverse effect on our business, operating results and financial condition. To date, we have not developed contingency plans for those eventualities.

WE ARE DEPENDENT ON KEY PERSONNEL AND IF WE ARE UNABLE TO HIRE OR RETAIN NEEDED PERSONNEL, OUR ABILITY TO DO BUSINESS PROFITABLY COULD BE HARMED

     There are a limited number of skilled design, process and testing engineers and marketing professionals involved in the wireless data communication industry. The competition for these employees is intense. Skilled professionals often move among the various competitors in this industry. Our future growth depends in large part on retaining our current employees and attracting new technical, marketing and management personnel. The loss of key employees or failure to attract new key employees could materially affect our business.

RECENTLY HIRED KEY EMPLOYEES MAY NOT SUCCESSFULLY INTEGRATE INTO OUR MANAGEMENT TEAM

     We have recently hired a number of our officers, including our Senior Vice President and Chief Financial Officer in January 1999, Senior Vice President, Sales and Marketing in August 1998 and Vice President, Marketing in January 1999. These individuals have not previously worked together and are in the process of integrating as a management team, together and with existing management. There can be no assurances that they will be able to effectively work together or successfully manage any growth we experience.

THERE MAY BE POTENTIAL HEALTH AND SAFETY RISKS RELATED TO OUR PRODUCTS WHICH COULD NEGATIVELY AFFECT PRODUCT SALES

     There has been recent public concern regarding the potential health and safety risks of electromagnetic emissions. Our wireless networking products emit electromagnetic radiation, but we do not believe that our products pose a safety concern. If safety or health issues do arise, product sales could decline or cease. These issues could have a material adverse effect on our business and results of operations. Even if safety concerns ultimately prove to be without merit, negative publicity could have a material adverse effect on our ability to market products.

OUR COMMON STOCK PRICE MAY BE VOLATILE

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. Investors in this offering may not be able to resell their shares at or above the initial public offering price.

THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND THE OFFERING PRICE MAY NOT PREVAIL IN THE MARKET

     There has not been a public market for our common stock. We cannot predict the extent to which investor interest in Aironet will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares is determined by negotiations between us and the representatives of our underwriters and may not be indicative of the prices that will prevail in the trading market.

INVESTORS WILL INCUR IMMEDIATE DILUTION

     The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate and substantial dilution of approximately $6.58 in the net tangible book value per share of common stock from the price you pay for a share of common stock in the offering based upon an assumed initial public offering price of $10 per share. The exercise of outstanding options and warrants may result in further dilution.

WE DO NOT ANTICIPATE THE PAYMENT OF DIVIDENDS

     We do not currently anticipate paying cash dividends in the foreseeable future.

YOU WILL NOT HAVE CONTROL OVER MANAGEMENT'S USE OF THE PROCEEDS FROM THIS
OFFERING

     We expect to use the net proceeds from the offering for repayment of bank debt and general corporate purposes, including working capital, product development and expansion of our engineering, sales and marketing capabilities, as well as our general and administrative functions. We may use a portion of the proceeds to license or acquire complementary technologies. However, we will have broad discretion in how we use the net proceeds from the offering, and we may ultimately decide to use the proceeds for purposes other than the above and may not use proceeds for any one or more of the above purposes. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds or to approve these decisions.

DELAWARE LAW AND OUR CORPORATE DOCUMENTS INCLUDE ANTI-TAKEOVER PROVISIONS WHICH MAY LIMIT THE VALUE STOCKHOLDERS CAN REALIZE FROM OUR STOCK

     Our corporate documents and applicable provisions of the Delaware General Corporation Law could discourage, delay or prevent a third party or significant stockholder from acquiring or gaining control of us. These provisions:

     - authorize the issuance of preferred stock with rights senior to those of common stock, which our Board of Directors can create and issue without prior stockholder approval;

     - prohibit stockholder action by written consent;

     - establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and

     - establish staggered terms for members of the Board of Directors.

     In addition, we are a party to a Rights Agreement, pursuant to which each share of our common stock includes a companion purchase right. Under circumstances controlled by our Board of Directors, the purchase rights may impose severe impediments to any person seeking to acquire us or gain control over us. Any of these anti-takeover provisions could lower the market price of the common stock and could deprive our stockholders of the opportunity to receive a premium for their shares in the event that we are sold.

OVER SIX MILLION OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL

     Immediately after the offering, the public market for the common stock will include only the 6,000,000 shares that we and Telxon are selling in the offering. At that time, there will be an additional 7,567,181 shares of common stock outstanding, which includes 5,276,500 shares owned by Telxon. As described below, the persons that hold those additional shares will be able to sell some of them in the public market following the offering. If these stockholders sell a large number of shares of our common stock, the market price of common stock could decline dramatically. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market price of the common stock. Likewise, the public's perception of the effect on us of Telxon's refinancing requirements, losses, pending stockholder litigation and pending SEC investigation could depress the market price of our common stock.

     All of our officers, directors, stockholders, warrant holders and each holder of more than 5,000 options have executed lock up agreements in which they agreed not to sell any shares of common stock during the period ending 180 days after the date of this prospectus. This restriction can be waived by the underwriters at any time without notice to us, our stockholders or the public in general.

     As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

     - no shares will be eligible for immediate sale after completion of this offering;

     - no shares will be eligible for sale 90 days after the effective date of this offering unless the underwriters elect to waive the lock up agreements discussed above;

     - approximately 6,380,903 shares will be eligible for sale if the underwriters elect to waive the lock up agreements at any time after this offering or upon expiration of the lock up agreements; and

     - the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

     In addition, shares purchased pursuant to an employee stock option exercise may become available for resale pursuant to the provisions of Rule 701, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

     After the offering, we anticipate that we will register approximately 3,918,817 shares of common stock that we have issued or may issue under our stock plans. Once we register these shares, they can be sold in the public market upon issuance, subject to the lock up agreements described above.

     Sales of large numbers of shares of common stock could cause the price of the common stock to decline. For a more detailed description, see "Shares Eligible for Future Sale" and "Underwriting."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements relating to, among other things, future results of operations, growth plans, sales, gross margin and expense trends, capital requirements and general industry and business conditions applicable to us. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "plans," "intends" and similar expressions are generally intended to identify forward-looking statements. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating these forward-looking statements include changes in external competitive market factors, changes in our business strategy and our ability to execute our strategy in response to unanticipated changes in the wireless LAN industry or the economy in general and various other factors that may prevent us from competing successfully in existing or future markets. In light of these and other risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact be realized.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the offering will be approximately $36.2 million assuming an initial public offering price of $10 per share, after deducting underwriting discounts and commissions and estimated offering expenses that we will pay from the proceeds. We will not receive any proceeds from the sale of shares offered by Telxon, the selling stockholder. We intend to use the proceeds of this offering in part to repay our outstanding debt under our $5.0 million working capital credit line with Huntington National Bank, of approximately $2.5 million as of March 31, 1999. This debt currently bears interest at either the bank's prime rate or London Interbank Overnight Rate plus 2% annually, and the credit line expires on July 1, 2000. This debt was used for working capital and to repay amounts we owed Telxon for working capital advances. We have not identified any other specific expenditures which will be made with the net proceeds from this offering, but we expect to use the proceeds for general corporate purposes, which may include:

     - expansion of our engineering organization and product development programs;

     - expansion of our marketing and sales capabilities;

     - expansion of our general and administrative functions;

     - investment in complementary technology through licensing arrangements and otherwise; and

     - working capital.

     Pending the uses described above, we intend to invest our net proceeds from this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We currently intend to retain all earnings to fund our development and growth, and therefore do not anticipate paying any dividends in the foreseeable future. Further, we have agreed under our working capital credit line not to pay dividends. In April 1999, our Board of Directors declared a dividend of stock purchase rights in connection with and subject to the adoption of our Rights Agreement. In March 1997, when we were a wholly owned subsidiary of Telxon, we declared a one time dividend to Telxon of $1.1 million. This dividend was paid in April 1997.

                                 CAPITALIZATION

     The following table provides a description of our capitalization as of March 31, 1999 and as it would have appeared if the initial public offering had been completed on that date. We have assumed that the shares of common stock sold in this offering by us are sold at a public offering price of $10 per share after deducting underwriting discounts, commissions and estimated offering expenses. You should read this table in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes to those statements, all of which are included later in this prospectus.

                                                                  MARCH 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 6,137      $39,837
                                                              =======      =======

Line of credit..............................................  $ 2,500      $    --

Stockholders' equity:
  Preferred Stock, $.01 par value: no shares authorized.....       --           --
  Common Stock, $.01 par value: 15,000,000 shares authorized actual, and 60,000,000 shares authorized pro forma as
     adjusted; 9,567,181 shares issued and outstanding
     actual, and 13,567,181 shares issued and outstanding
     pro forma as adjusted..................................       96          136
Additional paid-in capital..................................   19,101       55,261
Accumulated other comprehensive loss........................     (727)        (727)
Accumulated deficit.........................................   (3,873)      (3,873)
                                                              -------      -------
  Total stockholders' equity................................   14,597       50,797
                                                              -------      -------
     Total capitalization...................................  $17,097      $50,797
                                                              =======      =======

                                    DILUTION

     Our net tangible book value as of March 31, 1999 was $11.4 million or $1.19 per share. Net tangible book value per share is equal to our total stockholders' equity, less goodwill and other intangible assets, divided by the number of shares of our common stock outstanding as of March 31, 1999. After giving effect to our issuance and sale of 4.0 million shares of common stock in this offering at an assumed offering price of $10 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our consolidated net tangible book value as of March 31, 1999 on a pro forma basis would have been $47.6 million or $3.51 per share. This represents an immediate and substantial increase in net tangible book value to existing stockholders of $2.32 per share and an immediate and substantial dilution of $6.49 per share to new public investors purchasing shares in this offering. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share.............           $10.00
  Net tangible book value per share as of March 31, 1999....  $1.19
  Increase per share attributable to this offering..........  $2.32
                                                              -----
As adjusted net tangible book value per share after this
  offering..................................................             3.51
                                                                       ------
Dilution per share to new investors.........................           $ 6.49
                                                                       ======
Dilution as a percentage of the offering price..............             64.9%
                                                                       ======

     The following table summarizes the difference between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share. These calculations are made before deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                     SHARES PURCHASED       TOTAL CONSIDERATION
                                   --------------------    ---------------------    AVERAGE PRICE
                                     NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                   ----------   -------    -----------   -------    -------------
Existing stockholders............   9,567,181      71%     $19,196,851      32%        $ 2.01
New investors....................   4,000,000      29%      40,000,000      68%         10.00
                                   ----------     ---      -----------     ---
          Total..................  13,567,181     100%     $59,196,851     100%
                                   ==========     ===      ===========     ===

     The foregoing excludes the underwriters' over-allotment option, outstanding employee stock options to purchase 965,500 shares of common stock at $1.86 per share, 577,500 shares at $3.50 per share and 400,000 shares at $9.00 per share, and warrants to purchase 461,904 shares at $3.50 per share. New investors will experience further dilution if any of these options or warrants are exercised.

                            SELECTED FINANCIAL DATA


     The following table highlights selected financial information but does not necessarily include all of the financial information that is important to you when considering purchasing shares of our common stock. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements, all of which appear later in this prospectus. We derived the data for the annual periods presented from our consolidated financial statements audited by PricewaterhouseCoopers LLP. Our historical results are not necessarily indicative of our operating results to be expected in the future.


                                                                        FISCAL YEARS ENDED MARCH 31,
                                                              -------------------------------------------------
                                                                1995       1996      1997      1998      1999
                                                              --------   --------   -------   -------   -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Non-affiliate.............................................  $  2,637   $  5,456   $14,484   $20,249   $28,303
  Affiliate product.........................................    30,539     38,867    46,844    19,104     9,529
  Affiliate royalty.........................................        --         --        --     5,781     7,421
                                                              --------   --------   -------   -------   -------
    Total revenues..........................................    33,176     44,323    61,328    45,134    45,253
                                                              --------   --------   -------   -------   -------
Cost of revenues:
  Non-affiliate.............................................     1,959      2,957     8,388    11,714    18,594
  Affiliate.................................................    21,634     30,942    37,073    14,587     7,784
                                                              --------   --------   -------   -------   -------
    Total cost of revenues..................................    23,593     33,899    45,461    26,301    26,378
                                                              --------   --------   -------   -------   -------
Gross profit:
  Non-affiliate.............................................       678      2,499     6,096     8,535     9,709
  Affiliate product.........................................     8,905      7,925     9,771     4,517     1,745
  Affiliate royalty.........................................        --         --        --     5,781     7,421
                                                              --------   --------   -------   -------   -------
    Total gross profit......................................     9,583     10,424    15,867    18,833    18,875
                                                              --------   --------   -------   -------   -------
Operating expenses:
  Sales and marketing.......................................       990      1,358     3,084     4,470     6,654
  Research and development..................................     4,887      5,977     5,311     5,683     6,582
  General and administrative................................     1,774      2,697     3,547     3,304     5,486
  Goodwill amortization.....................................       866        866       866       866       866
                                                              --------   --------   -------   -------   -------
    Total operating expenses................................     8,517     10,898    12,808    14,323    19,588
                                                              --------   --------   -------   -------   -------
Income (loss) from operations...............................     1,066       (474)    3,059     4,510      (713)
Interest expense (income), net..............................       (26)       (42)      131        46       (27)
                                                              --------   --------   -------   -------   -------
Income (loss) before income taxes...........................     1,092       (432)    2,928     4,464      (686)
                                                              --------   --------   -------   -------   -------
Provision for income taxes..................................     2,580      2,196     2,039     1,963       391
                                                              --------   --------   -------   -------   -------
    Net income (loss).......................................  $ (1,488)  $ (2,628)  $   889   $ 2,501   $(1,077)
                                                              --------   --------   -------   -------   -------
Net income (loss) per common share:
  Basic.....................................................  $  (0.18)  $  (0.33)  $  0.11   $  0.31   $ (0.12)
                                                              ========   ========   =======   =======   =======
  Diluted...................................................  $  (0.18)  $  (0.33)  $  0.11   $  0.30   $ (0.12)
                                                              ========   ========   =======   =======   =======
Weighted average shares used in calculating net income
  (loss) per share:
  Basic.....................................................     8,085      8,085     8,085     8,123     9,325
  Diluted...................................................     8,085      8,085     8,085     8,319     9,325

     The following table presents our summary consolidated balance sheet. The March 31, 1999 information has been adjusted as if the 4,000,000 shares to be sold by us in the offering had taken place at that date, at an assumed initial public offering price of $10 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

                                                                         AS OF MARCH 31,              AS OF MARCH 31, 1999
                                                              -------------------------------------   ---------------------
                                                               1995      1996      1997      1998     ACTUAL    AS ADJUSTED
                                                              -------   -------   -------   -------   -------   -----------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   620   $   198   $ 1,609   $ 2,864   $ 6,137     $39,837
Working capital (deficit)...................................      802    (2,233)   (2,711)    4,321    10,512      44,212
Total assets................................................   26,799    22,517    19,201    23,633    27,198      60,898
Total long-term liabilities.................................       --       119        71        --     2,500          --
Total stockholders' equity..................................    7,697     5,313     5,342    11,598    14,597      50,797

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements, including discussions of trends in our business, strategy, liquidity and capital expenditures, the terms and conditions under which components will be acquired, our ability to obtain credit and service debt, competitive pressures in the wireless LAN industry, changing interest rates, Year 2000 readiness and regulatory matters and general economic conditions. Our actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors." The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes appearing later in this prospectus.

OVERVIEW

     Aironet designs, develops and markets high speed, standards-based wireless local area networking solutions. Our products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing. Our wireless LAN solutions are used as extensions of existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. In addition, our LAN adapters are configurable as peer-to-peer wireless networks for providing shared access to files, peripherals and the Internet in small office/home office environments.

     Telxon has historically accounted for a significant portion of our total revenues. As a result of their importance as a customer and our close affiliation with them, we report revenues attributable to Telxon separately from revenues attributable to our other customers. In recent periods, revenues attributable to Telxon have decreased both in absolute amounts and as a percentage of our total revenues due to changes in the terms under which we sell our products to Telxon and an increase in sales to other customers. As a percentage of total revenues, revenues from Telxon decreased from 76% in fiscal year 1997 to 55% in fiscal year 1998 and 37% in fiscal year 1999. Further, Telxon has recently reported losses and refinancing requirements and has announced pending stockholder litigation filed against it and a pending SEC investigation. One or more of these matters could, depending on their outcomes, adversely affect Telxon's demand for our products and our resulting revenues.


     Since our fiscal quarter ended September 30, 1997, revenues attributable to Telxon have consisted of royalty payments and product sales. At that time Telxon began to pay us royalties in exchange for the right to manufacture and sell selected legacy products which prior to that time we manufactured and sold to them. This agreement was formalized in our March 1998 License, Rights and Supply Agreement. Under the agreement, Telxon paid royalties to us on a per unit basis for access point software, client software and a related chip set, radios, PC Cards, universal clients, and other legacy products and products which Telxon derives from our legacy products. These per unit royalties were subject to an annual cap of $7 million in fiscal year 1999, $6.5 million in fiscal year 2000, $5 million in fiscal year 2001 and $4 million thereafter, which we recognized when Telxon shipped licensed products to its customers. As discussed below, this cap on royalties was eliminated in March 1999 when the March 1998 License, Rights and Supply Agreement was amended. In the event that we have a change in control, Telxon's software and related chip set royalties terminate at the earlier of four years after the event, when Telxon has paid $4.0 million in total royalties after the event or at the event if the change in control is made by a Telxon competitor which derives 20% of its operating revenue in competition with Telxon. Prior to this offering, a change in control would only occur if more than 50% of our stock was acquired or a party other than Telxon or our private investors gained the right to designate a majority of our board. After this offering, a change in control occurs if a person acquires 20% of our stock or a majority of our directors have not been presented for election by our then board. This offering does not constitute a change in control event and, therefore, royalties payable by Telxon will not cease with this offering and our revenues, therefore, will not be impacted.


     Telxon continued to purchase products not covered under the licensing agreement including our newer IEEE 802.11 products, which we recognized as affiliate revenues when we shipped the products. We have agreed not to utilize the proprietary network IDs used by Telxon in its older, non-IEEE 802.11 products. This means that new products cannot be added to older installed Telxon systems. Other than this limitation on using Telxon's confidential network IDs, we are free to fully compete with Telxon.

     In March 1999, our license agreement with Telxon was amended to provide for Telxon to make fixed monthly royalty payments to us regardless of the unit volume manufactured and shipped by Telxon. These fixed royalty payments will total $11.5 million for the two year period beginning in April 1999 and ending in March 2001. We are recognizing the $11.5 million royalties ratably over that period. Telxon's fixed monthly royalty payment will total $6.5 million in fiscal year 2000, and will decline to $5.0 million in fiscal year 2001. Beginning in fiscal year 2002, Telxon may elect to pay either a $4.0 million annual royalty or a per unit royalty.

     The March 1998 agreement grants Telxon the right to purchase other products including our IEEE 802.11 products from us at prices that are based on a fixed mark-up of our manufacturing costs. Telxon pays us a price equal to 154% of our fully-burdened manufacturing costs for each unit of any bridge product and 133 1/3% of our fully-burdened manufacturing costs of any other of our products. To date, the prices and gross margins from product sales to Telxon are below those that we derive from product sales to our other customers; however, we would anticipate similar prices and gross margins from sales to unrelated third parties from whom we derive like amounts of revenue. Telxon's right to purchase products on these price terms ends four years from the date of this offering, and must be renegotiated in good faith prior to that time. The March 1998 agreement may not be terminated by either party and may not be assigned by Telxon without our prior written consent.

     Over the past several years, product sales to customers other than Telxon, which we report as non-affiliate product revenues, have increased significantly. This increase reflects the market acceptance of our newer, standards-compliant products and growth of our customer base. Despite this growth, we continue to experience quarterly fluctuations in revenues and profitability, due primarily to timing and size of individual customer orders. We also experience fluctuations in revenues and profitability during periods of new product introduction and as the result of price reductions. During a new product launch, we generally experience an acceleration of revenues from new product shipments and higher expenses reflecting greater engineering, manufacturing and marketing costs.

     Product sales to Telxon decreased in fiscal year 1999 as a result of Telxon commencing to self-manufacture legacy products; however, sales of IEEE 802.11 products to Telxon have increased since that time. We would expect sales to Telxon to be subject to the same fluctuations in revenues and profitability as we experience with other customers. For instance, our margins on products sold to Telxon declined from 24% in fiscal year 1998 to 18% in fiscal year 1999 as a result of the costs associated with introduction of the new IEEE 802.11 products.


     Virtually all of our sales are made indirectly through a network of distributors, resellers and OEMs. We have a dedicated OEM sales organization. In most cases, we sell directly to OEMs and it is an exception to fulfill an OEM sale through a distributor. The typical OEM sales cycle involves six months during which evaluations and negotiations over price and sometimes volume levels take place. Our distributors sell product to our resellers and it is an exception for a distributor to sell to our OEMs. Our distributors generally maintain inventory to fulfill orders from our resellers. We have a dedicated sales organization to support our resellers in their efforts to sell to end users. Resellers have a choice of directly purchasing through us or through our distributors.



     We recognize revenues from sales to resellers and OEMs at the time we ship the products. We are a party to contracts with four distributors, three of which entered into contracts in fiscal 2000. All four of the distributors have return rights, three of which may, once a quarter, return up to 10% of a prior quarter's purchases, provided that they simultaneously order a like amount of new product, and one of which may return up to 20% of the prior quarter's purchases without a matching order. We either reserve against revenues from our sales to distributors or defer revenue recognition, depending on the nature and scope of the distributor's return right. Distributors under contract are afforded price protection and are entitled to a credit for repriced units equal to the difference between the per unit price paid for the effected Aironet products in their inventory and the per unit price paid for new, like product if the new unit price is less. We reserve against revenue for these price protections, provided to the distributors under contract. We believe that these rights of return and price protections are standard negotiated terms provided by manufacturers to large distributors of high tech products. Other customers, have been permitted in limited circumstances to return products on a case by case basis. We reserve for this in the period the returns are authorized.


     In fiscal year 1997, we derived 5% of our total revenues from sales to customers outside the United States, compared to 15% of our total revenues in fiscal year 1998. In fiscal year 1999, 30% of our total revenues were from sales to customers outside the United States. This increase was due primarily to shipments made to our Japanese distributor for sale to a large OEM customer during the fiscal quarter ended December 31, 1998. Our foreign sales are made in U.S. dollars and therefore the adoption of the Euro should not have a direct impact on our foreign exchange.


RECENT OPERATING RESULTS



     Our operating results for any one quarter are not necessary indicative of future results of operations and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.



     Our unaudited operating results for the first fiscal quarter ended June 30, 1999 are as follows. Total revenues grew 31% to $12,403,000 for the quarter ended June 30, 1999 from $9,477,000 for the quarter ended June 30, 1998. Non-affiliate revenues grew 54% to $9,465,000 for the quarter ended June 30, 1999 from $6,162,000 for the quarter ended June 30, 1998. Affiliate product revenues grew 4% to $1,493,000 for the quarter ended June 30, 1999 from $1,434,000 for the quarter ended June 30, 1998. Affiliate royalty revenue decreased 23% to $1,445,000 for the quarter ended June 30, 1999 from $1,881,000 for the quarter ended June 30, 1998. Total gross profit for the quarter ended June 30, 1999 was $5,956,000 for an increase of $1,601,000 or 37% over the same period in the prior fiscal year. Total gross profit as a percentage of total revenues for the quarter ended June 30, 1999 was 48% while non-affiliate gross profit as a percentage of non-affiliate revenues was 44%. Net income for the quarter ended June 30, 1999 was $445,000 or $.04 per share (diluted) which compares with net income for the quarter ended June 30, 1998 of $3,000 or $.00 per share (diluted).

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, our operating results expressed as a percentage of our total revenues.

                                                               FISCAL YEARS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Revenues:
  Non-affiliate.............................................   24%     45%     63%
  Affiliate product.........................................   76      42      21
  Affiliate royalty.........................................    -      13      16
                                                              ---     ---     ---
     Total revenues.........................................  100     100     100
                                                              ---     ---     ---
Cost of revenues............................................   74      58      58
                                                              ---     ---     ---
Gross profit................................................   26      42      42
                                                              ---     ---     ---
Operating expenses:
  Sales and marketing.......................................    5      10      15
  Research and development..................................    9      13      14
  General and administrative................................    6       7      12
  Goodwill amortization.....................................    1       2       2
                                                              ---     ---     ---
     Total operating expenses...............................   21      32      43
                                                              ---     ---     ---
Income (loss) from operations...............................    5      10      (1)
Interest expense (income), net..............................    -       -       -
                                                              ---     ---     ---
Income (loss) before income taxes...........................    5      10      (1)
                                                              ---     ---     ---
Provision for income taxes..................................    3       4       1
                                                              ---     ---     ---
     Net income (loss)......................................    2%      6%     (2)%
                                                              ===     ===     ===

     The following table presents, for the periods indicated, costs of revenues and gross profits specifically as a percentage of non-affiliate, affiliate product and affiliate royalty revenues.

                                                               FISCAL YEARS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Cost of revenues:
  Non-affiliate.............................................   58%     58%     66%
  Affiliate product.........................................   79      76      82
  Affiliate royalty.........................................    -       -       -
Gross profit:
  Non-affiliate.............................................   42%     42%     34%
  Affiliate product.........................................   21      24      18
  Affiliate royalty.........................................    -     100     100

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

    REVENUES

     Revenues consist of non-affiliate and affiliate revenues. Affiliate revenues are derived from Telxon and consist of affiliate product revenues and affiliate royalty revenues.

     Non-affiliate. Non-affiliate revenues grew 40% from $20.2 million in fiscal year 1998 to $28.3 million in fiscal year 1999. Gains in non-affiliate revenues resulted from an increase in unit shipments to customers of our new IEEE 802.11 compliant products and not price increases on those or older, legacy products. International revenues grew 97% from $6.8 million in fiscal year 1998 to $13.4 million in fiscal year 1999, due primarily to a $5.5 million sale made to our Japanese distributor in connection with a large OEM contract.

     As a percentage of total revenues, non-affiliate revenues increased from 45% in fiscal year 1998 to 63% in fiscal year 1999 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 50% from $19.1 million in fiscal year 1998 to $9.5 million in fiscal year 1999. In the fiscal quarter ended September 1997, Telxon began to pay us royalties for the right to manufacture and sell legacy products. As a result, in fiscal year 1999, 62% of the total unit demand was recognized as royalty revenues and not as product sales. This resulted in a decrease in our total product revenues for that period.

     Affiliate Royalty. Telxon royalty payments grew 28% from $5.8 million in fiscal year 1998 to $7.4 million in fiscal year 1999, due primarily to the payment of royalties for 12 months in fiscal year 1999 and 8 months in fiscal year 1998.

     Total Revenues. Total revenues increased less than 1%, from $45.1 million in fiscal year 1998 to $45.3 million in fiscal year 1999.

    GROSS PROFIT

     Gross profit is derived by subtracting the cost of revenues from revenues. The cost of revenues consists of expenses to purchase fabricated components and subassemblies manufactured to meet our design specifications, salaries and employee benefits for personnel to inspect, assemble, configure and test products and to manage operations, and related overheads.

     Non-affiliate. Non-affiliate gross profit of $9.7 million increased 14% from the $8.5 million reported in fiscal year 1998. In the fiscal quarter ended March 31, 1998, we began to ship new generation IEEE 802.11 compliant products to customers. During this start-up period, we incurred increased costs primarily in supplier start-up fees and rework charges totaling $0.4 million. This added cost, together with lower margin sales to three large volume customers which reduced gross profit by $1.2 million and other expenses, offset gains in gross profit resulting from increased unit shipments. As a result, our gross margin from non-affiliates decreased from 42% in fiscal year 1998 to 34% in fiscal year 1999.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 62% from $4.5 million in fiscal year 1998 to $1.7 million in fiscal year 1999. This decrease resulted from our agreement with Telxon, under which Telxon began to pay us royalties for the right to manufacture our legacy products and ceased purchasing those products from us. This change and Telxon's purchases of our new generation IEEE 802.11 compliant products with associated higher start-up costs, reduced our gross margin from Telxon sales from 24% in fiscal year 1998 to 18% in fiscal year 1999.

     Affiliate Royalty. Each dollar of royalty revenues results in an equivalent gross profit because there is de minimus cost of revenues associated with royalties. Royalty gross profit grew 30% from

$5.7 million in fiscal year 1998 to $7.4 million in fiscal year 1999, due to the increase of Telxon's licensed production of products previously purchased from us. The expenses relating to technology transfer and training were expensed as incurred.

     Total Gross Profit. Our total gross profit did not change significantly from $18.8 million in fiscal year 1998 to $18.9 million in fiscal year 1999. Our gross margin was 42% in both fiscal year 1998 and fiscal year 1999.

    OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses consist primarily of sales and marketing salaries, sales commissions, bad debt allowance, product advertising and promotion, travel and facility occupancy costs. Our sales and marketing expenses increased 47% from $4.5 million in fiscal year 1998 to $6.6 million in fiscal year 1999. This increase resulted primarily from a $0.5 million addition to sales and marketing, management and staff, $0.5 million in higher commissions commensurate with higher sales to resellers and $0.7 million in expanded promotional programs. This increase was partially offset by a $0.3 million reduction in expenditures for outside services and a $0.1 million reduction in operating supplies.

     As a percentage of total revenues, sales and marketing expenses increased from 10% in fiscal year 1998 to 15% in fiscal year 1999. We expect that sales and marketing expenses will increase in absolute dollars as we expand our branding program and further develop our sales channels.

     Research and Development. Research and development expenses consist primarily of salaries and employee benefits to our technical employees who develop our products, as well as costs for prototype development, operating supplies, depreciation of equipment and amortization of software utilized in research and development efforts. Research and development expenses increased 16% from $5.7 million in fiscal year 1998 to $6.6 million in fiscal year 1999. This increase resulted primarily from $0.7 million in additions to engineering personnel and related expenses supporting an expanded new product development program, as well as a $0.3 million increase in prototype development and a $0.2 million increase in occupancy costs. This increase was offset by a $0.3 million decrease in outside services.

     As a percentage of total revenues, research and development expenses increased from 13% in fiscal year 1998 to 15% in fiscal year 1999. We expect that research and development expenses will increase in absolute dollars as we expand our offering of high speed networking solutions.


     General and Administrative. General and administrative expenses consist primarily of administrative salaries and wages, employee benefits and incentives, legal, audit and occupancy expenses. Our general and administrative expenses increased 67% from $3.3 million in fiscal year 1998 to $5.5 million in fiscal year 1999. This increase primarily resulted from $1.1 million in non-cash compensation expense relating to a loan provided to an officer to exercise stock options and $1.9 million in non-cash compensation expense relating to a March 1999 amendment to the vesting provisions of our 1996 Stock Option Plan. This increase was partially offset by $0.3 million in cost reductions relating to the consolidation of our Canadian operations and administrative functions to our Akron, Ohio facilities and reduction in facility occupancy and support costs. We have historically contracted with Canadian contract manufacturers for the production of components. We currently anticipate relocating the manufacture of selected PC Card adapters and assembled printed circuit boards from a contract manufacturer in Canada to a contract manufacturer with facilities located in Asia. We began to order components from the Asian factory in the first quarter of fiscal year 2000, and from that time the majority of our orders have been with the Asian factory. The termination charges from our Canadian contract manufacturer is reflected in our obsolescence reserve, and we have incurred nominal start up charges for tooling and travel in connection with ramping up orders in Asia. We do not anticipate recording a restructuring charge as a result of this relocation.


    PROVISION FOR INCOME TAXES

     Our effective income tax rate exceeded the statutory rate in fiscal year 1998 primarily because amortization of goodwill incurred in the acquisition of our Canadian subsidiary Aironet Canada Limited is non-deductible, a portion of our income paid to Aironet Canada Limited under an inter-company license agreement is subject to a higher Canadian tax rate and compensation expense resulting from the exercise of specific stock options paid for by a note to us in February 1998, is non-deductible. Our tax rate was negatively impacted in fiscal year 1999 by the tax impact of our non-deductible stock compensation expense of $0.4 million along with our non-deductible goodwill, $0.9 million.

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

    REVENUES

     Non-affiliate. Non-affiliate revenues grew 39% from $14.5 million in fiscal year 1997 to $20.2 million in fiscal year 1998. Gains in non-affiliate revenues resulted from increases in unit shipments to existing and new customers. As a percentage of total revenues, non-affiliate revenues increased from 24% in fiscal year 1997 to 45% in fiscal year 1998 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 59% from $46.8 million in fiscal year 1997 to $19.1 million in fiscal year 1998. This resulted from our licensing agreement with Telxon.

     Affiliate Royalty. Telxon royalty revenues totaled $5.8 million in fiscal year 1998, while none were earned in fiscal year 1997, a period prior to our licensing agreement.

     Total Revenues. Our total revenues decreased 26%, from $61.3 million in fiscal year 1997 to $45.1 million in fiscal year 1998.

    GROSS PROFIT

     Non-affiliate. Non-affiliate gross profit increased 40% from $6.1 million in fiscal year 1997 to $8.5 million in fiscal year 1998 due to increased unit shipments to non-affiliate customers. Our non-affiliate gross margin remained constant at 42% of non-affiliate revenues.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 54% from $9.8 million in fiscal year 1997 to $4.5 million in fiscal year 1998, as a result of our licensing agreement with Telxon. Our gross margin from Telxon sales increased from 21% in fiscal year 1997 to 24% in fiscal year 1998 due primarily to changes in product mix.

     Affiliate Royalty. Affiliate royalty gross profit totaled $5.8 million, as compared to no royalty gross profit in fiscal year 1997.

     Total Gross Profit. Our total gross profit increased 18% from $15.9 million fiscal year 1997 to $18.8 million in fiscal year 1998. Our total gross margin increased from 26% in fiscal year 1997 to 42% in fiscal year 1998.

    OPERATING EXPENSES

     Sales and Marketing. Our sales and marketing expenses increased 45% from $3.1 million in fiscal year 1997 to $4.5 million in fiscal year 1998. This increase primarily resulted from an increase in sales and marketing hiring, salaries and wages and relocation expenses of $0.8 million, an increase in outside services of $0.5 million, and an increase in advertising of $0.1 million, as we grew our sales organization to support expanding sales to non-affiliates. This increase was partially offset by a $0.1 million reduction in expenditures for public relations services, a $0.1 million reduction in collateral materials and a $0.1 million reduction in bad debt allowance and commissions.

     Research and Development. Our research and development expenses increased 7% from $5.3 million in fiscal year 1997 to $5.7 million in fiscal year 1998. This increase primarily related to increases in prototype development expenses of $0.1 million and added equipment rental of $0.1 million, engineering salaries and related expenses of $0.2 million and depreciation of equipment and amortization of software utilized in research and development efforts of $0.2 million. This increase was partially offset by a $0.1 million reduction in our spending on parts and supplies utilized in our product development programs.


     General and Administrative. Our general and administrative expenses decreased 7% from $3.5 million in fiscal year 1997 to $3.3 million in fiscal year 1998. This decrease primarily resulted from a $0.3 million decrease in general and administrative salaries and wages and a $0.2 million decrease in outside services, as we completed the consolidation of our Canadian operations and administrative functions at our Akron, Ohio facilities. This decrease was partially offset by a $0.3 million increase in facility related occupancy expenses in Akron. In December 1996, our executive management adopted the Canadian restructuring plan. The purpose of the restructuring was to consolidate our operations in the Akron, Ohio area. This consolidation has improved our control over manufacturing and operations. The plan identified 48 specific employees to be terminated, consisting of 7 general and administrative employees, 2 engineering employees and 39 manufacturing employees. All of these employees were terminated with the exception of 1 manufacturing employee who was transferred to our facility in the United States. Actual termination dates varied from May 1997 to September 1997. We took a $500,000 restructuring charge in fiscal 1997, of which $415,000 was severance and $85,000 was rent, which was estimated to cover the period subsequent to closing. Of the $500,000 restructuring charge, $150,000 was charged to general and administrative expenses, $50,000 to engineering and $300,000 to manufacturing. We have actually paid $391,000 from June 1997 through October 1997, and $20,000 is owed to one employee but will not be paid until instructed otherwise by Revenue Canada which is in a dispute with the employee. All rent obligations were settled by February 1998 for payments aggregating $65,000. The restructuring was substantially complete in the first quarter of fiscal year 1998.


    PROVISION FOR INCOME TAXES

     Our effective income tax rate was 44% for the fiscal year ended March 31, 1998, compared to 70% for the fiscal year ended March 31, 1997. This decrease in effective rate was primarily the result of a $1.1 million intra-company dividend from our Canadian subsidiaries in the fiscal year ended March 31, 1997, which increased our tax provision by $0.4 million due to Canadian tax withholdings. Also contributing to the decrease was the relocation of our Canadian operations to Akron, Ohio in the fiscal year ended March 31, 1998, with a resulting shift in taxable income from Canada to the United States, with its lower corporate tax rate.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present our condensed quarterly operating information for each of the eight quarters ending March 31, 1999. The information for each of these quarters is unaudited. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements, all of which appear later in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth therein; except for specific stock-based compensation transactions discussed in Note 9 to the consolidated financial statements. Our historical results are not necessarily indicative of our operating results to be expected in the future.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1997       1997        1997       1998       1998       1998        1998       1999
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                (UNAUDITED)
Results of Operations Data:
Revenues:
  Non-affiliate.........................  $ 4,629     $ 5,166    $ 5,195    $ 5,259    $ 6,162     $ 5,049    $ 8,614    $ 8,478
  Affiliate product.....................   12,717       3,583      1,179      1,625      1,434       2,470      2,621      3,004
  Affiliate royalty.....................       --       1,176      2,363      2,242      1,881       2,460      1,722      1,358
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total revenues......................   17,346       9,925      8,737      9,126      9,477       9,979     12,957     12,840
                                          -------     -------    -------    -------    -------     -------    -------    -------
Cost of revenues:
  Non-affiliate.........................    2,357       3,071      3,200      3,086      3,908       3,541      5,998      5,147
  Affiliate.............................    9,176       3,034        958      1,419      1,214       2,072      2,143      2,355
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total cost of revenues..............   11,533       6,105      4,158      4,505      5,122       5,613      8,141      7,502
                                          -------     -------    -------    -------    -------     -------    -------    -------
Gross profit:
  Non-affiliate.........................    2,272       2,095      1,995      2,173      2,254       1,508      2,616      3,331
  Affiliate product.....................    3,541         549        221        206        220         398        478        649
  Affiliate royalty.....................       --       1,176      2,363      2,242      1,881       2,460      1,722      1,358
                                          -------     -------    -------    -------    -------     -------    -------    -------
      Total gross profit................    5,813       3,820      4,579      4,621      4,355       4,366      4,816      5,338
                                          -------     -------    -------    -------    -------     -------    -------    -------
Operating expenses:
  Sales and marketing...................    1,018       1,167      1,346        939      1,482       1,274      1,663      2,235
  Research and development..............    1,234       1,266      1,352      1,831      1,624       1,527      1,582      1,849
  General and administrative............      837         781        562      1,124      1,035         842        701      2,908
  Goodwill amortization.................      216         216        216        218        216         216        217        217
                                          -------     -------    -------    -------    -------     -------    -------    -------
    Total operating expenses............    3,305       3,430      3,476      4,112      4,357       3,859      4,163      7,209
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income from operations (loss)...........    2,508         390      1,103        509         (2)        507        653     (1,871)
                                          -------     -------    -------    -------    -------     -------    -------    -------
Interest expense (income), net..........        6          32         16         (8)       (10)         --         14        (31)
                                          -------     -------    -------    -------    -------     -------    -------    -------
Income before income taxes (loss).......    2,502         358      1,087        517          8         507        639     (1,840)
                                          -------     -------    -------    -------    -------     -------    -------    -------
Provision (benefit) for income taxes....    1,026         146        447        344          5         317        399       (330)
                                          -------     -------    -------    -------    -------     -------    -------    -------
Net income (loss).......................  $ 1,476     $   212    $   640    $   173    $     3     $   190    $   240    $(1,510)
                                          =======     =======    =======    =======    =======     =======    =======    =======

     Our revenues and operating results are subject to quarterly and other fluctuations from a variety of factors, including the following:

     - size, timing and scheduling of orders and increased expenses to support expansion of our sales channels;

     - changes in product mix;

     - our ability to develop, introduce and market new products in a timely and cost-effective manner;

     - new product announcements and introductions by our competitors;

     - market acceptance of new products and enhancements;

     - the rate at which the market adopts new technologies and IEEE 802.11 and subsequent standards;

     - changes in our pricing or that of our competitors; and

     - variability of component and subassembly costs and availability, especially with respect to sole-sourced components.


     As shown in the previous table, total revenues declined 43% in the fiscal quarter ended September 30, 1997, reflecting the impact of our licensing agreement with Telxon. Total revenues have steadily grown since the fiscal quarter ended December 31, 1997 primarily as a result of growth of non-affiliate revenues. Revenue was flat from the fiscal quarter ended December 31, 1998 to the fiscal quarter ended March 31, 1999. Gross profit has not similarly grown. Changes in product and customer mix has impacted gross profit and gross margin significantly since that time. Revenues grew $3.0 million from the fiscal quarter ended September 30, 1998 to the fiscal quarter ended December 31, 1998, but gross profit grew only $0.5 million, reflecting lower than average margins on one large OEM sale through our Japanese distributor. A large portion of our operating expenses are fixed in nature, however, new product development programs and product launch cycles can create wide fluctuations in expenses. Sales and marketing expenses increased $0.5 million in the fiscal quarter ended June 30, 1998, as we launched our IEEE 802.11 compliant products. Expenses grew $0.3 million in the fiscal quarter ended December 31, 1998, due to the launch of our new high speed 4800 Turbo DS product line and increased commission expense based on increased sales. Sales and marketing expenses increased $0.6 million in the fiscal quarter ended March 31, 1999 due to increased advertising and support for our value added reseller programs. Research and development expenses have also experienced variability quarter-to-quarter. In the fiscal quarter ended March 31, 1998, research and development expenses grew $0.5 million as a result of IEEE 802.11 product pre-launch activities. In the fiscal quarter ended March 31, 1999, research and development expenses increased $0.3 million primarily as a result of additions to staff and benefit expenses. General and administrative expenses were impacted by compensation expense related to stock options. In the quarter ending March 31, 1998, $0.3 million of these non cash charges were recorded. The first three quarters of fiscal year 1999 each reflect $0.3 million of these non cash charges. The fiscal quarter ended March 31, 1999 reflects $2.1 million of non cash charges related to stock options. After consideration of these charges, general and administrative operating expenses have generally declined over time, reflecting efficiencies from consolidation of our Canadian operations into our facilities in Akron, Ohio, and further improvements in occupancy expenses. Together with a fluctuating quarterly gross margin, these changes can negatively impact income even in quarters of total revenues growth.


LIQUIDITY AND CAPITAL RESOURCES

     During the periods presented, we have financed our operations primarily through cash generated from operating activities, the sale of equity securities and, prior to March 1998, through funds provided by Telxon in the form of inter-company advances. Since March 1998, we ceased receiving funding from Telxon. Telxon is not obligated to provide additional funds to finance our operations.

     At March 31, 1999, we had cash and cash equivalents of $6.1 million. At that time, we had $2.5 million outstanding under a $5.0 million line of credit. Amounts outstanding under this line of credit bear interest at London Interbank Overnight Rate plus 2% or the bank's prime rate. At March 31, 1999, the applicable rate was 6.94%. Outstanding amounts are uncollateralized, and credit availability under the line of credit is based upon a formula comprised of accounts receivable and inventory. There are no financial ratio compliance requirements under this credit line, and there are no material financial covenants beyond restrictions on further indebtedness, establishment of new subsidiaries, limitation on acquisitions and mergers and sale of assets outside of the normal course of business without the consent of the lender. At March 31, 1999, an additional $2.5 million was available under this line of credit, which expires in July 2000, subject to renewal provisions.

     Operating Activities. In fiscal year 1999, operations provided $3.7 million of cash. A net loss of $1.1 million was offset by a $3.0 million non-cash charge to compensation expense, depreciation and amortization, a reduction in income tax receivables, offset by cash used to fund increases in receivables from Telxon, increased inventory, and deferred income taxes. In fiscal year 1998, operations provided $0.1 million of cash primarily due to increases in accounts and other receivables, decreases in accounts payable and income taxes payable offset by cash from net income of $2.5 million. In fiscal year 1997, operations provided $12.4 million of cash, primarily from net income of $0.9 million, decreases in receivables due from Telxon, decreases in inventory, and increases in accounts payable and other liabilities, which amounts were offset by increases in non-affiliate accounts receivable. In fiscal year ended 1996, operations provided $3.0 million of cash, primarily from decreases in receivables due from Telxon, offset by a net loss of $2.6 million and cash used to fund increases in inventory and increases in non-affiliate accounts receivable and other receivables. The increase in non-affiliate accounts receivable was primarily due to growth in our business. To the extent that we experience further growth in operations, additional cash will be needed to fund increases in accounts receivables and inventory.

     Investment Activities. Investment activities totaled $1.1 million in fiscal year 1999, $1.7 million in fiscal year 1998 and $2.0 million in fiscal year 1997. Cash was used in each of these periods primarily to fund purchases of engineering, product testing and laboratory equipment and software.

     Financing Activities. Financing activities provided $0.7 million in fiscal year 1999, primarily as a result of our borrowing $2.5 million under our line of credit. Financing activities provided $2.9 million in fiscal year 1998, primarily as a result of $1.6 million in net proceeds from the sale of common stock including sales of stock on the exercise of employee stock options and an increase of $2.3 million in payables from Telxon, offset in part by a $1.1 million dividend distribution to Telxon. The Telxon payables increase and the dividend distribution to Telxon was paid in connection with a reorganization of our Canadian subsidiaries, in which Telxon's Canadian subsidiary redeemed its stock which had been owned by one of our Canadian subsidiaries from a prior restructuring of Telxon's Canadian subsidiaries. Financing activities utilized cash of $9.0 million in fiscal year 1997, as a result of reductions of accounts payable to Telxon.

     We believe that cash and cash equivalents balances generated from operations and the net proceeds of this offering will be sufficient to meet our operating and capital expenditure requirements for at least the next twelve months. To the extent necessary, we may also satisfy capital needs through bank borrowings and capital leases if these resources are available on satisfactory terms. We currently anticipate capital expenditures of $2 million in fiscal year 2000. We may also from time to time consider the acquisition of complementary technologies, though we have no present commitments or agreements with respect to any specific acquisitions. Any specific acquisitions could be of a size that would require us to raise additional funds through the issuance of additional equity or debt securities.

There can be no assurance that these funds, if required, would be available on terms acceptable to us, if at all.

     Significant Balance Sheet Fluctuation. Accrued liabilities increased 55% from $2.2 million at March 31, 1998 to $3.4 million at March 31, 1999. This increase was due primarily to increased sales which caused increases in sales commissions, payroll and other benefits, co-op funds and royalties.

YEAR 2000 READINESS DISCLOSURE

     Year 2000 issues result from the fact that many computer programs were written with date-sensitive codes that utilize only the last two digits of a date rather than all four digits to refer to a particular year. As the year 2000 approaches, these computer programs may be unable to process accurately date-dependent information, as a program might interpret the year 2000 as 1900.

     The potential for Year 2000 issues arise primarily in three areas:

     - the products we sell, which might be date dependent and, as a result, improperly operate;

     - our dependence on vendors and contract manufacturers for components and subassemblies that might be impacted by the Year 2000 issues, and their inability to provide us with goods on a timely basis and within specifications due to their unresolved Year 2000 issues; and

     - our internal use of hardware or software computing resources which improperly recognize the true date and which could cause us to, among other things, improperly process customer orders or business information, and could result in failure of our internal systems.

     WILL WE BE READY?

     In the fiscal quarter ended March 31, 1999, we hired an independent Year 2000 consultant to augment our internal efforts to complete a plan for systematically assessing our Year 2000 exposure. Our assessment plan has been completed, and we are now taking actions consistent with that plan.

     HOW FAR ALONG ARE WE?

     We have completed testing of 100% of our critical systems and a majority of our non-critical systems, with the following results.

     Our Products. We have evaluated our product line for year 2000 issues and found that our products are not date-dependent, and we will be making no Year 2000 product revisions.

     Vendors. We have obtained a Year 2000 compliance response from 54% of our vendors. We continue to request vendor certifications from our remaining vendors.


     Internal Systems. Consistent with the results of our readiness assessment, we have performed a live Year 2000 test of our payables, receivables and financial reporting systems, and our manufacturing, purchasing and sales systems. Of these systems, two add-on software packages which perform non-critical functions had Year 2000 deficiencies. These deficiencies have been corrected. We have completed testing of our desktop PCs. Of these PCs, only one PC was not Year 2000 compliant. This PC has been upgraded and is currently Year 2000 compliant. Laboratory PCs will not be tested as they are known not to be Year 2000 compliant and they perform only non date sensitive tasks. Our computer servers have been fully tested. One unit was not Year 2000 compliant and is scheduled to be replaced in July 1999.


     YEAR 2000 PROBLEMS EXPERIENCED TO DATE

     We have experienced no Year 2000 problems to date. No information technology projects have been deferred due to our Year 2000 efforts.

     TIMETABLE




     Our Year 2000 readiness plan is task oriented by department. We use no independent verification or validation process to assure reliability, risks or costs estimates. The following table illustrates our Year 2000 readiness.

       CATEGORY                    TESTING                  PROBLEMS DETECTED                  REMEDIATION
-----------------------  ----------------------------  ----------------------------  -------------------------------
Internal Systems         100% completed                Two add-on software           Software packages and the PC
                                                       packages, one PC and one      have been upgraded and the
                                                       computer server               server will be replaced in July
                                                                                     1999

Products                 100% completed                None to date                  None required to date

Vendors                  Response received from 54%    None to date                  None required to date
                         of vendors

     Cost of Remediation. We currently estimate that our Year 2000 assessment efforts and correction of any internal Year 2000 issues identified during our assessment, will total less than $100,000; however, in the event we discover a Year 2000 issue which was previously unanticipated, we could incur costs far in excess of this amount which would have a material adverse effect on our business and financial results.

     Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which Year 2000 problem-related failures will occur or the severity, timing, duration or financial consequences of these potential failures. We believe that a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers will divert management's time and attention, financial and human resources from ordinary business activity if any of these Year 2000 problem related failures occur.

     Contingency Plans. We are currently discussing contingency plans to be implemented if our efforts to identify and correct Year 2000 problems are not effective. We expect to formalize and test our contingency plans when our Year 2000 assessment is complete. Depending on the systems affected, these plans could include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software or other redundant systems;

     - increased work hours for our personnel or the hiring of additional information technology staff; and

     - the use of contract personnel to correct, on an accelerated basis, any Year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

     Our implementation of any of these contingency plans could have a material adverse effect on our business, financial condition and results of operations.

MARKET RISK

     We are exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Our foreign currency exposures were immaterial at March 31, 1999.

     Our exposure to interest rate changes results from our variable-rate line of credit and prior to March 31, 1998 from our interest-bearing advances from Telxon. At March 31, 1999, we had $2.5 million due July 1, 2000 bearing interest at either the bank's prime rate or London Interbank Overnight Rate plus 2%. A one percentage point change in the weighted average interest would not have a material impact on our annual interest expense.

                                    BUSINESS

COMPANY OVERVIEW

     We design, develop and market high speed, standards-based wireless local area networking solutions. Our products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing. Our wireless LAN solutions are used as extensions to existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. In addition, our LAN adapters can be configured as peer-to-peer wireless networks for providing shared access to files, peripherals and the Internet in small office/home office environments.

     We offer comprehensive wireless LAN solutions to our customers through a broad product portfolio, including PC Cards, PCI and ISA network interface cards, access points, and network management and driver software. As a major contributor to, and proponent of the IEEE 802.11 industry standard for wireless LANs, we have designed our primary products to interoperate with other standards-based products. Our IEEE 802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and use either our Direct Sequence or Frequency Hopping spread spectrum radio technology. As a result, we are able to offer our customers the wireless LAN solution best suited to their specific environment and applications.


     In December 1998, we introduced and began shipping our high speed wireless LAN solution, the 4800 Turbo DS series, featuring a maximum data rate of 11 Mbps. This product line provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging applications such as streaming video and Voice-over-IP. The 4800 Turbo DS series utilizes 2.4 GHz Direct Sequence spread spectrum radio technology and is designed to comply with the proposed IEEE 802.11b High Rate Direct Sequence extension to the industry's IEEE 802.11 wireless LAN standard.


     We also develop and market point-to-point and point-to-multipoint bridge products for fixed wireless networking between buildings. Transmitting data at rates up to 11 Mbps over line-of-site distances measured in miles, our wireless bridge products provide users with a cost effective alternative to leased wirelines for high speed network and Internet access. Our wireless bridges utilize Direct Sequence spread spectrum radio technology and operate in the unlicensed 2.4 GHz radio frequency band.

     We sell our wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs.

INDUSTRY BACKGROUND

     Enterprise-wide computing has evolved in recent years from highly centralized computing environments to widely distributed client/server networks that frequently include multiple interconnected LANs. Local area networks offer increased productivity and reduced systems costs by enabling users to share information, applications and resources such as printers, file servers and communication devices. Today, businesses and organizations are increasingly reliant upon LANs as the primary infrastructure for connecting PC users to the enterprise network. Moreover, the Internet is redefining how businesses, organizations and individuals communicate and transact business. Modern enterprises are providing Internet access through enterprise networks to LAN users for applications such as e-mail, e-commerce and information browsing. These trends, coupled with pervasive computing through all levels of the enterprise, are generating an increased dependence on local area network connectivity.

     Simultaneous with the growth of LANs and the Internet, there has been a shift in demand for personal computer platforms from desktop to portable computers. Recent advances in computer processing power, display and battery technology and packaging size, combined with lower costs, have narrowed performance disparities between desktop and notebook computers. As a result of the improvements in portable computers and other mobile devices, workers are able to carry their computer and communication resources with them as they move around their work environment.

     Today, most businesses and organizations that use local area networks operate them over wired infrastructures, such as Ethernet, where the network connection point is a fixed outlet, typically located along an office wall, floor or cubicle. In these environments, PCs utilize LAN adapters with cables tethered to the outlet to establish a physical connection to the network. Movement of the client computer, whether a desktop or portable device, is restricted to the length of the tethered cable or the location of alternative outlets if the user wants to maintain communications with the enterprise network. No matter how portable the computing device, connectivity to the enterprise network is limited by the need for a cable.

     Wireless local area networks provide flexible network connectivity, making it possible for mobile workers to stay connected to their network or the Internet as they move freely within a building or around a campus. By using radio frequency and data communication technologies, wireless LAN solutions eliminate the need for a tethered cable when connecting to the network. Although well suited for mobile computing, wireless LANs also offer the added benefit of reducing the costs of networking desktop and other computer devices in environments where network configuration changes are frequent or the premises are difficult to wire. Installing or reconfiguring a wired LAN can be labor-intensive, time-consuming and disruptive. Users of wireless networks, however, can quickly set up and subsequently reconfigure the workplace without having to rewire existing networks, avoiding significant additional costs.

     Over the past several years, many organizations have benefited from wireless networking solutions. These solutions enable mobile computing, reduce network infrastructure costs and improve overall operational efficiency. Wireless LANs have been widely adopted in several vertical markets, such as the retail, warehousing and distribution industries. The use of portable wireless devices, such as handheld and pen-based computers, allow mobile workers in these industries to collect data, manage inventory, track assets and process transactions in real time and with increased accuracy and convenience, thereby improving productivity and customer satisfaction.

     Widespread acceptance of wireless networks beyond existing vertical markets has been limited to date. Until recently, wireless networks lacked the speed required for data- and graphics-intensive applications to operate effectively. In addition, early wireless LAN users implemented proprietary vendor solutions due to a lack of standards within the industry, precluding interoperability between products from different vendors. Moreover, early wireless LAN adapters used proprietary form factors and unique hardware and software interfaces, requiring manufacturers of portable computers to expend considerable time and engineering resources to design-in an OEM product.

     Recent developments, including the wide adoption of the Institute of Electrical and Electronic Engineers 802.11 industry standard for wireless LANs, the availability of faster data rates of at least 10 Mbps and the availability of wireless PC Card adapters, have collectively resulted in the emergence and growth of wireless LAN solutions in broader networking markets. These same factors have also contributed to the growth of wireless networks in traditional vertical markets, as well as new vertical markets such as healthcare and education. Today, the desire for pervasive network and Internet connectivity, the preference for mobile computing and the need to deploy and reconfigure networks rapidly and cost-effectively are all factors contributing to the increase in market demand for wireless LAN solutions.

     According to International Data Corporation, an information technology research firm, worldwide wireless LAN product shipments are projected to increase at a 30% compound annual growth rate from 866,000 units in 1997 to over 4,000,000 units by 2003. International Data Corporation projects wireless LAN revenues to reach $1.6 billion in 2003.

THE AIRONET SOLUTION

     We are a leading provider of high speed wireless LAN and bridge products. Our wireless LAN products provide wireless network connectivity and Internet access to personal computer users within a building or campus environment. Our wireless point-to-point and point-to-multipoint bridge products provide fixed wireless networking between buildings. We believe that our products offer the following benefits:


     High Speed. Aironet is the first to develop and ship wireless LAN and bridge products operating at Ethernet-like speeds of 11 Mbps in the unlicensed
2.4 GHz radio frequency band. We accomplished this industry milestone by combining our proprietary media access controller, or MAC, technology with our high performance 2.4 GHz Direct Sequence spread spectrum radio and offering it in a PC Card (Type II) form factor. Both our high speed wireless LAN and bridge products provide broadband support for data-intensive applications and Internet access, as well as emerging applications such as streaming video and Voice-over-IP.


     Mobile Computing. Our products are designed around our Microcellular Architecture, a distributed wireless network designed to support the unique needs of mobile computing. Comprised of intelligent access points, repeaters, bridges and a wide variety of client adapters, our Microcellular Architecture provides a radio frequency coverage area throughout a building or campus environment, in which portable computer users can move freely while maintaining a seamless connection to the enterprise network and Internet. Special features supporting mobile computing include seamless roaming, advanced power management, mobile IP addressing and dynamic load balancing.

     Adherence to Standards. Our primary wireless LAN products are designed to comply with the IEEE 802.11 wireless LAN standard, as well as other industry standard networking hardware and software interfaces. By adhering to industry standards, we can provide our customers with products designed to interoperate with other standards-based products. We are actively involved in standards setting organizations and are participating in the effort to formulate future additions to the IEEE 802.11 standard.

     Ease of Use. We support major network operating systems, standard software and hardware interfaces and network protocols, such as TCP/IP, allowing our products to be integrated easily into existing network and Internet infrastructures. Our wireless LAN adapters are designed with industry standard hardware and software interfaces for ease of installation and use. Network managers can install our plug-and-play wireless solutions to extend, re-configure or re-deploy existing networks rapidly and economically. Our network management software suite utilizes standard web-browsers, which allow users to adjust client configurations, perform diagnostics and monitor wireless network performance. In addition, network administrators can use their existing enterprise network management tools to manage their Aironet wireless infrastructure.

     Comprehensive Solutions. We offer comprehensive solutions to our customers through a broad product portfolio, which includes PC Cards, PCI and ISA network interface cards, access points, bridges and network management and driver software. We develop and sell wireless LAN product families with either the Frequency Hopping or Direct Sequence spread spectrum radio technologies specified in the IEEE 802.11 standard. As a result, we can provide the most appropriate solutions to our customers based on their environments and applications.

     Lower Costs of Ownership. With the introduction of our high speed 4800 Turbo DS wireless LAN solution, our customers benefit from a substantial price/performance improvement compared to earlier generations of our wireless LAN products. In addition, this price/performance improvement makes our high speed wireless LAN solution a compelling alternative for a growing base of traditionally wired network applications. Our solutions also can provide total cost savings over time compared to wired alternatives in environments where network connections are frequently relocated.

STRATEGY

     Our objective is to become the dominant worldwide developer and provider of high speed wireless LAN products. We intend to achieve our objective by implementing the following strategies:

     Leverage Our Technology Leadership. We believe our Microcellular Architecture, MAC chip and 2.4 GHz spread spectrum radio technologies provide us with significant competitive advantages. As a result of these technologies, we are the first company to provide 11 Mbps of bandwidth packaged in a single-piece PC Card and operating in the unlicensed 2.4 GHz radio frequency band, enabling users to maintain a wireless Ethernet-like connection anywhere throughout a building or around a campus. We intend to devote substantial research and development resources to maintain our technology leadership in the areas of speed, throughput, range and network management software.

     Strengthen Brand Awareness. We believe there are significant opportunities to strengthen brand awareness of our products. We will continue to promote the Aironet brand as synonymous with high speed, cost-effective wireless LAN products that are standards-based, easily deployable and highly reliable. We intend to strengthen brand awareness for our products through marketing programs, trade advertising, participation in trade shows and public relations activities. We believe that through building our brand, we can achieve increased product acceptance, enhanced customer loyalty and sales growth.

     Deliver Standards Based Solutions. We believe that the IEEE 802.11 wireless LAN standard is a significant driver in the growth of the wireless LAN market. We actively participate in workgroups that define other wireless network standards to influence the direction of these standards. We believe that widespread acceptance of industry standards leads to broader market penetration through improved ease of use, reduced market risk and lower product costs. We intend to continue to invest in developing standards-based solutions across our product lines.

     Expand Channel Distribution. To better capitalize on market opportunities, we intend to strengthen relationships with existing channel partners and add new channel partners, both in domestic and international markets. We currently market our products through an indirect channel of distributors, resellers and OEMs. We believe that marketing our products through channel partners enables us to rapidly penetrate our target markets and gain market share, while limiting our sales, marketing and distribution costs. In addition, we are committed to providing a high level of channel partner support and training.

WIRELESS LANS

     Wireless LANs use radio frequency and data communication technologies to provide wireless network connectivity and Internet access to personal computer users within a building or campus environment. Our primary wireless LAN products use our high performance 2.4 GHz spread spectrum radio and MAC chip technologies to transmit and receive data over the airwaves.

    NETWORK CONFIGURATIONS

     Our wireless LANs provide the functionality of wired LANs and can be implemented as stand alone, peer-to-peer networks or as extensions to existing wired enterprise networks. Our wireless LAN products allow users to install or re-deploy PCs, handheld devices and peripherals anywhere in-building or on campus.
     The simplest wireless LAN
configuration is a peer-to-peer
network in which PCs, peripherals
and communication devices
communicate with each other
through wireless client adapters.
Our client adapters include PC
Cards for portable computers such
as notebooks and handheld
computers and ISA or PCI network
interface cards for desktop and
server PCs. These flexible
peer-to-peer networks require
little administration and
accommodate a variety of
temporary or full-time workgroup
configurations. Our peer-to-peer
wireless LANs can support many applications in the small office/home office environment, such as multiple users sharing files, printers and Internet access.
                                                                INTERNET GRAPHIC

     A more complex configuration is the wireless extension of an existing wired enterprise network. In this type of configuration, physical connections to wired Ethernet or Token Ring networks are provided by access points, which function as links between the wired and wireless networks. These configurations provide users wireless access to the network through client adapters which communicate with access points. Any wireless client adapter within range of an access point can communicate with any other wireless client adapter or any of the resources available on the enterprise network.

     Each access point provides a wireless coverage area called a microcell. In an enterprise networking environment, wireless installations may have multiple access points installed throughout the premises to provide continuous coverage so that the entire facility is wirelessly enabled. When multiple Aironet access points are used in the same system, mobile clients may "roam" freely throughout the wireless RF coverage area with access points transparently managing the hand-offs between microcells.
DEVICE GRAPHIC

     IEEE 802.11 WIRELESS LAN STANDARD


     We believe that the IEEE 802.11 wireless LAN standard is a significant driver in the development of the wireless networking market. The IEEE 802.11 standard was ratified in June 1997 and was the first internationally recognized standard for wireless LANs. This standard specifies a single media access control protocol and two types of 2.4 GHz spread spectrum radios, Direct Sequence and Frequency Hopping, operating at data rates of 1 or 2 Mbps.


     Similar to the IEEE 802.3 or Ethernet standard and IEEE 802.5 or Token Ring standard, the IEEE 802.11 wireless LAN standard provides a framework for interoperability and quality, enabling customers to mix equipment from different vendors in a single wireless network. We believe that widespread acceptance of industry standards leads to broader market penetration through improved ease of use, reduced market risk and lower product costs.

     The IEEE 802.11 wireless LAN organization is now working on higher speed extensions to the IEEE 802.11 standard. The new High Rate Direct Sequence standard, IEEE 802.11b, currently pending ratification, specifies data rates of
5.5 and 11 Mbps, in addition to the originally specified 1 and 2 Mbps, and operation in the unlicensed 2.4 GHz band using a Direct Sequence spread spectrum radio. In December 1998, we began shipping our 4800 Turbo DS series, which is designed to comply with the proposed IEEE 802.11b standard and features an 11 Mbps data rate.

AIRONET TECHNOLOGY

     We are dedicated to developing leading technology solutions for the wireless networking market. Our technology leadership can be attributed to our Microcellular Architecture, proprietary MAC chip, high performance 2.4 GHz spread spectrum radios and networking software.

    AIRONET MICROCELLULAR ARCHITECTURE

     Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing, including value added features and services that operate in conjunction with the IEEE 802.11 standard. This architecture defines how wireless client adapters and access points interact to deliver continuous network connections to mobile users and transparently integrates the wireless LAN into existing enterprise networks.

     Our Microcellular Architecture includes several important capabilities that support a complex enterprise network infrastructure, including:

     - Roaming. Our patented access point hand-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely within a building or around a campus.

     - Power Management. Our wireless PC Card client adapters are designed specifically for battery-powered portable computers and allow a wireless client to operate in a low-power mode to conserve battery life, while maintaining a continuous connection to the network.

     - Load Balancing. Our wireless client adapters include an algorithm to identify the access point with the least load and to distribute network bandwidth across multiple overlapping access points, thereby optimizing network performance.

     - Wireless Repeater. Our access points can be configured to communicate wirelessly with other access points, further extending the radio frequency coverage of the wireless network.

     - Scalability. Multiple access points can be deployed to operate simultaneously in overlapping coverage areas thereby increasing aggregate network capacity.

     - Wireless Bridging. Our building-to-building bridges can be configured to operate as access points and wireless repeaters. This makes it possible to connect remote sites into a single wireless network, enabling a user to roam between buildings in a campus environment.

     - Fault Tolerance. Our access points provide a redundant wireless backbone by automatically identifying malfunctioning network links, removing faulty links from the system and re-routing traffic to properly functioning links.

    MAC CHIP TECHNOLOGY

     Our proprietary MAC chip is a custom Reduced Instruction Set Computer, or a custom RISC protocol processor, that is optimized for high speed wireless packet communications. This MAC chip controls the IEEE 802.11 protocol, our spread spectrum radios and our host bus interfaces. It has separate hardware contexts to support the real time processing of prioritized tasks within the protocol. Our MAC chip architecture provides a faster interrupt response time than a traditional microprocessor controller and is optimized for the real time requirements of a wireless MAC protocol. The MAC chip architecture enables changes that would normally require hardware implementation to be handled in firmware. In addition, this architecture allows our MAC chip to run at lower clock rates, improving power efficiency. By controlling the solution at this level, we have the ability to implement value-added features in our wireless client adapters. In addition, the power and programmability of our MAC chip enables us to integrate a high level of functionality in the client adapter resulting in higher throughput, greater driver efficiency and improved overall performance.

    SPREAD SPECTRUM RADIO TECHNOLOGY

     We have been designing high performance 2.4 GHz spread spectrum radios since 1993. We were one of the first wireless LAN vendors to ship 2.4 GHz Direct Sequence spread spectrum products in 1994, and we began shipping Frequency Hopping spread spectrum products in the 2.4 GHz band in 1996. We continue to design both Frequency Hopping and Direct Sequence spread spectrum products. In March 1998, we received FCC approval for 11 Mbps Direct Sequence products operating in the unlicensed 2.4 GHz band. In February 1999, we were the first to receive FCC approval for 11 Mbps products using complimentary code keying modulation, the modulation technique in the proposed IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard.

     Our spread spectrum technology implements and meets or exceeds interference rejection, receiver sensitivity and noise tolerance specifications of the IEEE
802.11 standard. That ensures improved range and robust wireless operation for our products in today's increasingly RF populated environment.

     We design our products for worldwide use and have radio testing and qualification expertise that has resulted in timely radio approvals in over 60 countries around the world.

    WIRELESS NETWORKING SOFTWARE

     Access Point Software. We have developed extensive software for our access points. This software includes network bridging, routing and management functions based on the TCP/IP protocol stack. Our access points include an HTTP server that allows a network manager to upgrade firmware and manage access points using a standard web browser.

     Network Device Drivers. We develop our network driver interface specification, open datalink interface and packet driver software for a majority of network protocols and operating systems. Operating system support includes Microsoft Windows 95/98/NT, and Windows CE, DOS, Novell NetWare, Macintosh O/S, Linux and other Unix variants. We have designed driver extensions that improve the performance of wireless adapters in a Windows environment, and that support our site survey, configuration and diagnostic utilities.

PRODUCTS

     We offer comprehensive wireless LAN solutions to our customers through a broad product portfolio including PC Cards, PCI and ISA network interface cards, access points and network management and driver software.

    ACCESS POINTS

     Our access points act as intelligent links between wired and wireless networks and manage the wireless client traffic in their coverage area. Our access points simultaneously support multiple clients and provide wireless coverage with a typical indoor range of 125 to 350 feet, depending on the environment and application. Access points allow wireless clients to appear to be the same as wired clients to everyone on the network.

     Our access points use a store and forward technique to enable wireless clients to maintain a continuous network connection as they roam from one access point coverage area to another, while they are in a power saving mode and if they temporarily move outside the coverage area. Our patented access point hand-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely around a building or a campus. Our access points store network traffic for clients when they are unreachable, such as when a portable computer is in power saving mode or temporarily outside the coverage area. In addition, our access points can be configured to act as wireless repeaters, further extending the RF coverage area. Our access points also make it possible to connect remote wireless bridged sites into a single, seamless network, allowing clients to roam between buildings in a campus environment.

     Our access points support industry standards and are designed to be easily integrated into existing networks. In addition to supporting the IEEE 802.11 standard, our access points support standard network protocols such as TCP/IP, including dynamic host configuration protocol, for automatic IP address acquisition and SNMP, for managing access points with existing enterprise network management tools, such as Hewlett Packard OpenView. For more comprehensive management, our access points include an HTTP server that allows a network manager to upgrade firmware, configure access points, or monitor the wireless LAN infrastructure using standard web browsers. To reduce downtime, our access points can provide fault tolerance through a redundant wireless backbone which automatically identifies and re-routes traffic in the event of a hardware failure.

    WIRELESS LAN ADAPTERS

     We offer a comprehensive portfolio of plug-and-play wireless LAN adapters which are designed to be easily integrated into most PC platforms and use standard hardware and software interfaces. Our wireless client adapters include PC Cards (Type II) for portable and notebook computers, ISA and PCI network interface cards for desktop and server PCs and external client adapters supporting Ethernet or serial connections. We offer a full suite of device drivers for industry standard computing environments such as Windows 95/98/NT, Windows CE, Novell Netware, SCO Unix and Linux.

    IEEE 802.11 WIRELESS LAN PRODUCT LINES

     We offer three comprehensive product series designed to comply with the IEEE 802.11 standard and operate in the unlicensed 2.4 GHz radio frequency band. Our suggested retail prices for our primary products range from $495 to $725 for client adapter cards and from $1,595 to $2,095 for access points.

                          4800 TURBO DS SERIES          4500 SERIES               3500 SERIES
---------------------------------------------------------------------------------------------------
SPREAD SPECTRUM TYPE:     Direct Sequence         Direct Sequence           Frequency Hopping
---------------------------------------------------------------------------------------------------
DATA RATES:               1, 2, 5.5 and 11 Mbps   1 and 2 Mbps              1 and 2 Mbps
---------------------------------------------------------------------------------------------------
INDOOR RANGES:            125' - 350'             250' - 350'               150' - 250'
---------------------------------------------------------------------------------------------------
ACCESS POINTS:            Ethernet                Ethernet and Token Ring   Ethernet and Token Ring
---------------------------------------------------------------------------------------------------
CLIENT ADAPTER CARDS:     PC Card, PCI and ISA    PC Card, PCI and ISA      PC Card, PCI and ISA
---------------------------------------------------------------------------------------------------
INTRODUCTION DATE:        December 1998           June 1998                 October 1997
---------------------------------------------------------------------------------------------------

     4800 Turbo DS Series. In December 1998, we became the first company to introduce and ship high speed 11 Mbps wireless LAN products based on 2.4 GHz Direct Sequence spread spectrum radio technology. Our 4800 Turbo DS series fully complies with the IEEE 802.11 standard performing at data rates of 1 and 2 Mbps, and is designed to conform to the proposed IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard performing at data rates of 5.5 and 11 Mbps. The 4800 Turbo DS series includes an Ethernet access point (AP4800-E) and a family of client adapters: PC Cards (PC4800 & LM4800), PCI card (PCI4800), ISA card (ISA4800), Universal Client adapter (UC4800) and MultiClient adapter (MC4800).

     4500 Series. In June 1998, we introduced the 4500 series product that operates at 1 and 2 Mbps and complies with the Direct Sequence specification of the IEEE 802.11 standard. The 4500 series includes Ethernet and Token Ring access points (AP4500-E & AP4500-T) and a family of client adapters: PC Cards (PC4500 & LM4500), PCI card (PCI4500), ISA card (ISA4500), Universal Client adapter (UC4500) and MultiClient adapter (MC4500).

     3500 Series. In October 1997, we introduced the 3500 series that operates at 1 and 2 Mbps and complies with the Frequency Hopping specification of the IEEE 802.11 standard. The 3500 series includes Ethernet and Token Ring access points (AP3500-E & AP3500-T) and a family of client adapters: PC Cards (PC3500 & LM3500), PCI card (PCI3500), ISA card (ISA3500), Universal Client adapter (UC3500) and MultiClient adapter (MC3500).

     3000 Series. In July 1996, we introduced the 3000 series, our first Frequency Hopping spread spectrum product line, which operates at a data rate of 1 Mbps in the unlicensed 2.4 GHz radio frequency band and is based on an early draft of the IEEE 802.11 standard. The 3000 series includes our first fully integrated single-piece PCMCIA client adapter, as well as other client adapters and access points. The 3000 series is currently offered on a limited basis.

    LEGACY WIRELESS LAN PRODUCT LINES

     Prior to the introduction of our IEEE 802.11 based product lines, we developed and marketed proprietary wireless LAN products, referred to as legacy products, which operate in the 900 MHz and 2.4 GHz ISM radio frequency bands. We have granted Telxon Corporation the right to manufacture these legacy product lines under a royalty arrangement.

     2000 Series. In July 1994, we began shipping the 2000 series, our first product in the unlicensed 2.4 GHz band that operates at a maximum data rate of 2 Mbps. These products use our Direct Sequence spread spectrum radio technology and proprietary open air protocol. The 2000 series includes access points and various client adapters.

     1000 Series. Our first products operated in the 900 MHz Industrial, Scientific and Medical band at a maximum data rate of 860 Kbps. These products use our Direct Sequence spread spectrum radio technology and proprietary open air protocol. The 1000 series includes access points and various client adapters.

    WIRELESS BRIDGE PRODUCTS

     Our wireless point-to-point or point-to-multipoint bridges connect networks between locations, enabling separate networks to operate as a single network. Our bridges provide broadband connectivity at data rates up to 11 Mbps over line-of-sight distances measured in miles -- up to 15 miles at 11 Mbps and 25 miles at 2 Mbps. Our wireless bridges utilize Direct Sequence spread spectrum radio technology, operate in the unlicensed 2.4 GHz band and are offered at our suggested retail prices of $1,895 to $2,395.

[WIRELESS BRIDGE GRAPHIC]

     Our bridges provide a cost effective and flexible alternative to direct cabled connections or dedicated telephone company lines. With throughput up to the equivalent of five concurrent T1 lines, our wireless bridges achieve high speed network connectivity at a fraction of the cost of a dedicated T1 line. Wireless bridges are designed to interconnect networks in different buildings and are well suited for campus settings. Our Internet Service Provider customers use our wireless bridges to offer cost effective, high speed Internet access to homes and businesses.

SALES AND MARKETING

     We sell our wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs. Our U.S. distributors include Business Partner Solutions, Inc., and we have recently added Ingram Micro Inc. and Tech Data Corporation as U.S. distributors.

     We actively promote end user demand for our products through a variety of marketing programs, including trade advertising, participation in trade shows, cooperative funding for promotional activities and public relations. We also provide reseller development and product training programs to support our channel. We have a field sales organization and an inside sales function that support the sales efforts of our resellers and assist in responding to end user inquiries.

     We also sell our products to OEM customers for integration into their wireless computing devices including handheld, pen-based and other portable computers, as well as point-of-sale and other computing platforms. Our field sales persons and support engineers sell our wireless LAN products to OEMS.

     Internationally, we sell our products through distributors and resellers. International sales comprised 15% of our total revenue in fiscal year 1998 and 30% in fiscal year 1999.

     We have expanded our sales organization to meet the demands of our current customers and generate new demand for our products. We believe that growth of our indirect channels is necessary to remain competitive. We plan to continue our strategy of strengthening our relationships with existing channel partners and adding new channel partners, both in domestic and international markets. We intend to continue recruiting and hiring experienced sales and marketing personnel to support our growth. As of March 31, 1999, we had 28 full-time employees in our sales and marketing organization.

CUSTOMERS

     In fiscal year 1998, Telxon Corporation accounted for 55% of our total revenues and was our only customer that accounted for more than 10% of our total revenues. In fiscal year 1999, Telxon accounted for 37% of our total revenues and two other customers each accounted for more than 10% of our total revenues. Jepico, a Japanese distributor, represented 14% and Business Partner Solutions, Inc., a U.S. distributor, represented 14% of our total revenues. Our four largest non-affiliate customers represented approximately 60% of our non-affiliate revenues, or 38% of total revenues, for fiscal year 1999. Although Telxon was our largest customer, other customers may purchase more of any particular product. We have diversified our customer base in recent fiscal periods and expect diversification to continue. Nevertheless, we expect that a significant portion of our future revenues will continue to be generated from sales and licensing royalties from Telxon. The loss of Telxon as a customer, or any substantial reduction in orders by Telxon, including reductions resulting in the event of a negative outcome of issues related to one or more of Telxon's refinancing requirements, losses, pending stockholder litigation and pending SEC investigation, would materially and adversely affect our operating results.

BACKLOG

     We generally do not maintain a significant backlog. Product shipments are generally made within four weeks after receipt of orders, although some OEM customers submit orders for scheduled deliveries over a longer period. Orders may be canceled or rescheduled without penalty outside of applicable minimum periods. For these reasons, management believes backlog is not necessarily an indication of future revenues.

RESEARCH AND DEVELOPMENT

     We invest significant resources in research and development. In general, we have invested in new product development, major enhancements to our existing products and cost reduction of products and manufacturing through product engineering. A significant portion of our research and development efforts have been focused on the development of IEEE 802.11 compliant wireless LAN products, and development of our 4800 Turbo DS series of products which conform with the proposed IEEE 802.11b standard for high speed wireless networks.

     We direct research and development efforts to develop and/or enhance:

     - high performance 2.4 GHz Direct Sequence and Frequency Hopping spread spectrum radios;

     - proprietary ASICs, including our MAC processor and RF modem chips;

     - wireless packet communication protocols; and

     - network management and device driver software.

     We believe that timely deployment of new and enhanced products and technology are necessary to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring experienced research and development personnel. Our research and development expenses were $5.3 million in fiscal year 1997, $5.7 million in fiscal year 1998, and $6.6 million in fiscal year 1999. As of March 31, 1999, our research and development department consisted of 50 full-time employees.

MANUFACTURING AND SUPPLIERS

     We outsource manufacturing of our PC Card adapters and assembled printed circuit boards to contract manufacturers. In order to reduce product costs, we currently anticipate that manufacture of selected PC Card adapters and assembled printed circuit boards will be moved to a contract manufacturer with facilities located in Asia. Final assembly, configuration, test, quality assurance, packaging and shipping are performed at our assembly facility in Akron, Ohio.

     We have invested significant resources to develop quality control systems. We can remotely access production information from our factories on a real time basis, and we have developed proprietary automatic testing equipment for PC Card adapters in order to reduce the dependency on skilled labor in the quality assurance process and to increase testing capacity. Our products undergo automated testing, comprehensive quality audits and functional testing to ensure quality and reliability. Further, our contract manufacturers are ISO 9002 certified, and we are currently pursuing ISO 9002 certification.

     Our products incorporate critical components which we acquire from single sources. Our proprietary MAC chip is manufactured exclusively for us by Atmel Corporation. The MAC chip controls the implementation of the IEEE 802.11 protocol between the RF media and both the user's computer and the network. M/A-COM and Raytheon Company supply us with microwave communications power amplifiers. Hewlett-Packard Company supplies us with up/down converter and IF modulator/demodulator chips. Harris Semiconductor supplies us with baseband and IQ modulator/demodulator chips. Finally, Sawtek, Inc. supplies us with surface acoustic wave components. Although we have been informed by some of these suppliers that they have redundant manufacturing facilities, there is no assurance that they will be able to manufacture or provide these components in a timely way. Should any supply disruption occur, we may not be able to develop an alternative source for these components.

     We have experienced limited delays and shortages in the supply of other less critical components in the past and could experience delays and shortages in the future. We generally do not maintain an inventory of components and do not have long-term supply contracts with our suppliers. If our suppliers are unable to deliver or ration components to us, we could experience interruptions and delays in manufacturing and sales which could result in cancellation of orders for our products or the need to modify our products. This may cause substantial delays in our product shipments, increased manufacturing costs and increased product prices. Further, we may not be able to develop alternative sources for these components in a timely way, if at all, and may not be able to modify our products to accommodate alternative components. These factors could damage our relationships with current and prospective customers lasting longer than any underlying shortage or discontinuance. Any of these risks, if realized, could materially and adversely affect our business, operating results and financial condition.

COMPETITION

     Within the wireless networking industry, business is intensely competitive and is characterized by rapid technological change, frequent new product development and evolving industry standards. We believe that the principal competitive factors in this market include:

     - expertise and familiarity with 2.4 GHz spread spectrum technology, wireless data communication protocols and LAN technology;

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - customer service and support;

     - size and scope of distribution network; and

     - brand name.

     While we believe that our products are competitive with respect to these factors, there can be no assurance that we will be able to successfully compete as to these or other factors or that competitive pressures we face will not materially and adversely affect our business and operating results. We also cannot assure you that these factors will not change and, if so, whether we will be able to successfully compete.

     Currently, within the wireless networking industry our primary competitors are Lucent Technologies, Proxim, and BreezeCom. We also experience competition from a number of smaller companies who provide wireless data communication products, and we may encounter future competition from other companies, both that have and have not announced their intentions to offer competitive products and solutions. In addition, we could encounter future competition from companies that offer products that replace network adapters or alternative wireless data communication solutions, or from larger computer and networking equipment companies. We also face competition from our OEM customers who have, or could acquire, their own wireless data communications research and development capabilities.

     Many of our current and potential competitors have significantly greater financial, marketing, technical and other resources than we have and, as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our existing and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business and operating results.

GOVERNMENT REGULATION

     Our products are generally regulated by governmental agencies both in the United States and abroad. To reduce costs, we have designed our products to minimize the modifications required to meet various international regulations.

     United States. In the United States, our products are subject to FCC regulations. Our products have been certified for unlicensed operation in the 2.4-2.4835 GHz and 920-928 MHz Industrial, Scientific and Medical radio frequency bands. Our products comply with Part 15 of the current FCC regulations. For products which meet specific technical requirements, Part 15 permits license-free operation of radio devices in the 902-928 MHz and 2.4-2.4835 GHz radio frequency bands. The Part 15 regulations are designed to minimize the probability of interference among users of those frequency bands. These frequencies are also used by other devices which have priority over users of our products including:

        - devices which produce heat rather than for communication and which comply with FCC Part 18 regulations;

        - United States government operated devices, such as naval radar;

        - automatic vehicle monitoring devices operated under FCC Part 90 regulations; and

        - amateur radio devices operated under FCC Part 97.

     In the event of interference between a primary user in those bands and a user of our products, the primary user can require a user of our products to curtail transmissions that create interference. Although we have received no reports that our products have caused interference with primary users in the Industrial, Scientific and Medical bands, we cannot assure you that we will not have problems in the future and, if we do, these could cause material adverse effects on our business and results of operations.

     Foreign Regulation. In foreign countries our products are also regulated by government agencies under their local rules and regulations. We have obtained certifications or approval for unlicensed use of our products in over 60 foreign countries, including those which rely on or reference certification requirements of regulatory bodies such as the FCC and the European Telecommunications Standards Institute. Our products (including when they are designed into an OEM product) must be certified or otherwise qualified for use in each country where they will be sold. We cannot assure you that we will be able to comply with the regulations of any particular country.

INTELLECTUAL PROPERTY

     We rely on a combination of patents, copyrights, trademarks, trade secrets and non-disclosure agreements to protect our proprietary rights. We generally execute confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

     Currently, we have 4 United States patents issued and 20 United States and 6 foreign patent applications pending. Our wholly owned Canadian subsidiary has 5 United States patents issued, including the patent which relates to the roaming feature of our microcellular technology, and 7 foreign issued patents and 1 foreign patent application pending. There can be no assurance that any new patents will be issued, that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on our business and operating results.

     Our ability to compete successfully and achieve future revenues growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect our intellectual property or that our intellectual or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of various countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our inability to protect our intellectual property and proprietary technology could have a material adverse effect on our business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the wireless network industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, wireless network companies may increasingly become subject of infringement claims. In the future, we may be notified that we are infringing patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against us, we may become the subject of litigation or infringement claims in the future. Any of these potential claims could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

     As of March 31, 1999, we had 118 full-time employees and 2 temporary employees, including 50 in research and development, 28 in sales, marketing and customer support, 28 in manufacturing and service and 12 in finance and administration. None of our employees are represented by a union. We believe that our relations with employees are good.

HEADQUARTERS

     Our headquarters are in Akron, Ohio, where we lease space in two separate buildings. Our principal administrative, sales, marketing and engineering facilities occupy approximately 34,000 square feet under a sublease from Telxon that expires February 28, 2001. We may terminate the sublease simultaneously with a termination by Telxon of the lease for our assembly and service facilities. Our assembly and service facilities occupy approximately 33,000 square feet under a lease from Telxon that expires February 28, 2001. Telxon has the right to terminate the lease on 12 months written notice. We believe that our current facilities will be adequate to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are not aware of any material legal proceedings to which we are a party and which would have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive officers, directors and key employees are as follows:


NAME                                   AGE                        POSITION
----                                   ---                        --------
Roger J. Murphy, Jr..................  39    President, Chief Executive Officer and Director
Ronald B. Willis.....................  42    Senior Vice President, Sales and Marketing
Donald I. Sloan......................  46    Senior Vice President, Engineering
Richard G. Holmes....................  52    Senior Vice President and Chief Financial Officer
Harvey A. Ikeman.....................  50    Vice President, Manufacturing
Eric S. Erickson.....................  36    Vice President, Marketing
Philip H. Belanger...................  45    Vice President, Technical Marketing
William J. Brodnick..................  39    Vice President, Finance and Treasurer
James H. Furneaux....................  55    Director and Chairman of the Board
Samuel F. McKay......................  59    Director
John W. Paxton, Sr...................  62    Director


     ROGER J. MURPHY, JR. joined Aironet in March 1994 as Chief Operating Officer. In February 1995, he was appointed President and Chief Operating Officer and in September 1995 was appointed President and Chief Executive Officer. From January 1990 to February 1994, Mr. Murphy served in various executive capacities at Telxon Corporation, most recently as Vice President of Corporate Development. Mr. Murphy holds a B.S. in Business Management from Babson College. Mr. Murphy is one of our executive officers.

     RONALD B. WILLIS joined Aironet in September 1998 as Senior Vice President, Sales and Marketing. From July 1984 to August 1998, Mr. Willis worked at Digital Equipment Corporation, where he held several sales and marketing management positions, most recently as Vice President, Marketing, North America for the North American Personal Systems Group. Mr. Willis holds a B.A. in Marketing from Brigham Young University. Mr. Willis is one of our executive officers.

     DONALD I. SLOAN joined Aironet in April 1994 as Vice President, Engineering and in January 1995 was appointed Senior Vice President, Engineering. From September 1988 to March 1994, Mr. Sloan worked for Telxon Corporation, where he held several engineering management positions, most recently as Vice President of RF Systems. From July 1976 to August 1988, Mr. Sloan worked for Motorola, Inc., most recently as Senior Staff Electrical Engineer. Mr. Sloan holds a M.S. in Electrical Engineering from Illinois Institute of Technology and a B.S. in Electrical Engineering from Youngstown State University. Mr. Sloan is one of our executive officers.

     RICHARD G. HOLMES joined Aironet in January 1999 as Senior Vice President and Chief Financial Officer. From November 1997 to August 1998, Mr. Holmes worked for Community Corrections Corporation as its Chief Financial Officer and Vice President. From July 1995 to September 1997, Mr. Holmes worked for Submicron Systems Corporation as its Chief Financial Officer, Treasurer and Corporate Secretary. From July 1987 to July 1994, Mr. Holmes worked for Celgene Corporation as Vice President Finance/Chief Financial Officer, Corporate Secretary and Treasurer. Mr. Holmes has an M.B.A. from Harvard University Graduate School of Business and a B.S.I.E. from Lehigh University. Mr. Holmes is one of our executive officers.

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

     HARVEY A. IKEMAN joined Aironet in January 1997 as Vice President, Manufacturing. From August 1993 to December 1996, Mr. Ikeman served as Vice President, Manufacturing of Aironet Canada Limited, a wholly owned indirect subsidiary of Aironet. At that time, Aironet Canada Limited was named Telesystems SLW Inc. From February 1988 to July 1994, Mr. Ikeman served as Director of Operations at Telesystems SLW Inc. Mr. Ikeman holds a B.S. in Electrical Engineering from McGill University. Mr. Ikeman is one of our executive officers.

     ERIC S. ERICKSON joined Aironet in January 1999 as Vice President, Marketing. From February 1991 to December 1998, Mr. Erickson worked at Pinacor, Inc., a wholly owned subsidiary of MicroAge, Inc., where he held several marketing management positions, most recently as Vice President, Product Marketing for its Enterprise Technologies Group. Mr. Erickson attended Kansas State University. Mr. Erickson is one of our key employees.

     PHILIP H. BELANGER joined Aironet in January 1996 as Vice President, Wireless Systems and in January 1999 was appointed Vice President, Technical Marketing. From March 1992 to December 1995, Mr. Belanger worked at Xircom, Inc., most recently as Vice President of Wireless Development. Mr. Belanger attended the University of California, Berkeley. Mr. Belanger is one of our key employees.

     WILLIAM J. BRODNICK joined Aironet in June 1996 as Vice President, Finance and Treasurer. From June 1987 to May 1996, Mr. Brodnick worked at
Pioneer-Standard Electronics, Inc. as Assistant Controller and Controller of Accounting and Finance. Mr. Brodnick holds a B.A. in Accounting from Cleveland State University and is a licensed C.P.A. Mr. Brodnick is one of our key employees.

     JAMES H. FURNEAUX became a member of the Board of Directors in July 1996. Since January 1995, Mr. Furneaux has been President of Furneaux & Company, LLC, a venture investment and advisory services firm. From August 1992 to January 1995, Mr. Furneaux was Chief Executive Officer of Chrysalis Symbolic Design Incorporated, an electronics design automation software company of which he was co-founder. Mr. Furneaux is Chairman of Chrysalis-ITS, Inc., and a member of the Boards of Clam Associates, Inc. and Intersense, Inc. Mr. Furneaux holds a B.A. from Northeastern University and an M.B.A. from the Amos Tuck School of Business Administration, Dartmouth College.

     SAMUEL F. MCKAY became a member of the Board of Directors in March 1998. Since April 1994, Mr. McKay has been a general partner of the Axiom Venture Partners family of venture investment funds and Chief Executive Officer of Axiom Venture Associates. From 1987 until 1997, Mr. McKay managed Connecticut Seed Ventures, a venture capital fund. Mr. McKay is a member of the Boards of Directors of Anika Therapeutics, Inc., Open Solutions, Inc., CareCentric Solutions, Inc. and Sabre Communications, Inc. Mr. McKay holds a B.A. in Physics and an M.B.A. in Finance from the University of New Hampshire.

     JOHN W. PAXTON, SR. became a member of the Board of Directors in April 1999. Since March 1999, Mr. Paxton has served as Chief Executive Officer of Telxon Corporation and serves on Telxon's Board of Directors as Chairman of the Board. He was also President of Telxon from March 1999 until that title was assumed by Telxon's new Chief Operating Officer upon his hire in June 1999. From December 1998 until March 1999, Mr. Paxton was Chairman of Odyssey Industrial Technologies L.L.C., a joint venture with Odyssey Investment Partners, a private equity fund. From March 1997 until November 1998, Mr. Paxton was Executive Vice President of Paxar Corporation and, upon its formation in June 1998, President of Paxar's Printing Solutions Group. He was President and Chief Executive Officer of Monarch Marking Systems, Inc. from October 1995 until Paxar combined newly acquired operations with its existing Monarch operations to form the Paxar Printing Solutions Group. From March 1994 until October 1995, Mr. Paxton was Corporate Executive Vice President and Chief Operating Officer of The Industrial Automation Systems Group of Western Atlas Inc. Mr. Paxton is a member of the Board of Directors of TransDigm, Inc. Mr. Paxton holds a B.S. and M.S. in Business Administration from LaSalle University.

BOARD COMMITTEES

     Audit Committee. Currently, the Audit Committee consists of Messrs. Furneaux and McKay. The Audit Committee meets with management and our independent accountants to determine the adequacy of our internal controls and financial reporting, recommends to the full Board the appointment of the independent accountants and reviews our long-term financial plans and makes recommendations to the full Board for approval and to authorize action. Prior to April 1999, the functions of the Audit Committee were administered by the full Board of Directors.

     Compensation Committee. Currently, the Compensation Committee consists of Messrs. Furneaux and McKay. The Compensation Committee reviews and makes decisions regarding our compensation policies, and the amounts and forms of compensation to be provided to executive officers, which generally include annual salaries and bonuses, equity awards and other incentive compensation arrangements. As part of the foregoing, the Compensation Committee administers our various employee equity compensation plans. Prior to April 1999, the functions of the Compensation Committee were administered by the full Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the Board of Directors or the compensation committee of any other company that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of our employees or current or former officers are members of our Compensation Committee.

     Our Compensation Committee consists of Messrs. Furneaux and McKay. Mr. McKay is a general partner of Axiom General Partners II Limited Partnership. In March 1998, and again in May 1998, Axiom purchased an aggregate of 857,142 units each comprised of one share of our common stock and warrants to purchase three tenths of one share of our common stock at $3.50 each for an aggregate consideration of approximately $3 million. As a result of this transaction, Mr. McKay beneficially owns more than 5% of our outstanding shares. Mr. Furneaux is the managing member of Furneaux & Company, LLC. In March 1998, we paid Furneaux & Company a fee of $125,000 in cash and warrants to purchase 100,000 shares of our common stock at $3.50 each for business and advisory services.

DIRECTOR COMPENSATION

     Our non-employee Directors receive an annual director's fee of $12,000 and are awarded stock options under our 1999 Stock Option Plan For Non-Employee Directors. Directors who are employees receive no additional compensation for their services as Directors. We reimburse Directors for all reasonable and documented expenses incurred as a Director.

     The Non-Employee Director Option Plan was adopted and approved by our Directors in April 1999. Only non-employee Directors are eligible grantees. Options to purchase 25,000 shares are granted upon a grantee's initial election to the Board which vest annually in one-third increments beginning one year from the grant date, and options to purchase 5,000 shares are granted automatically at the beginning of each year thereafter while the grantee serves on the Board which vest if the grantee continues to serve on the Board three years after the grant date. Additional options may be granted within the discretion of the Board. The plan is administered by the Board's Compensation Committee, except for the provisions which deal with discretionary grants which are administered by the entire Board of Directors. 250,000 shares may be issued upon the exercise of options granted under the plan, subject to adjustment. Each option is priced at the fair market value of our common stock at the time the option is granted. The options have a term of up to ten years. Upon specific change in control or sale of the company transactions, optionees have special vesting and exercise rights.

EXECUTIVE COMPENSATION

     The following table shows compensation that we have paid or accrued for the fiscal years indicated for our Chief Executive Officer and for our four executive officers who received the highest combined salary and bonus compensation during fiscal year 1999. Since Mr. Willis joined Aironet in August 1998 and Mr. Holmes joined Aironet in January 1999, their respective salary information is presented on an annualized basis and does not reflect compensation actually paid or accrued during fiscal year 1999. The amounts included in the all other compensation column consists of amounts paid by Aironet to the named executive officer's account in Telxon Corporation's 401(k) Plan.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                       COMPENSATION
                                                     ANNUAL            ------------
                                                  COMPENSATION            AWARDS
                                             ----------------------    ------------
                              FISCAL YEAR                               SECURITIES
                                 ENDED                                  UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION    MARCH 31,     SALARY($)    BONUS($)      OPTIONS(#)     COMPENSATION($)
---------------------------   -----------    ---------    ---------    ------------    ---------------
Roger J. Murphy, Jr.........  1999...        $200,000     $100,000             --          $5,000
  President and                  1998         200,000       75,000             --           2,875
  Chief Executive Officer        1997         210,000       75,000        240,000           7,202
Ronald B. Willis............     1999         160,000       10,000        100,000              --
  Senior Vice President,         1998              --           --             --              --
  Sales and Marketing            1997              --           --             --              --
Donald I. Sloan.............     1999         163,000       35,000         25,000           5,081
  Senior Vice President,         1998         150,000       27,500             --           4,750
  Engineering                    1997         145,000       22,500         70,000           4,787
Richard G. Holmes...........     1999         150,000           --        100,000              --
  Senior Vice President,         1998              --           --             --              --
  Chief Financial Officer        1997              --           --             --              --
Harvey A. Ikeman............     1999         143,000       30,000         25,000           3,495
  Vice President,                1998         135,000       25,000             --           1,688
  Manufacturing                  1997          21,000       20,250         60,000              --

                       OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth selected information regarding the number, terms and potential realizable value of stock options of Aironet common stock granted to the officers named in the Summary Compensation Table during fiscal year 1999. In fiscal year 1999, we granted an aggregate of 505,000 options to our employees. The exercise price is equal to the fair market value of our common stock as valued by our Board of Directors on the date of grant. The Board of Directors determined fair market value of options granted at $3.50 per share based primarily on the price per share paid by investors at our March 31, 1998 private placement and our business and the market in general. Options with an exercise price of $9 per share were valued primarily on the underwriters' estimated filing range of the pricing this offering. The potential realizable value is calculated based on the ten year term of the option at the time of grant utilizing the assumed initial offering price of $10 per share as the current fair market value. Stock price appreciation of 5% and 10% compounded annually from the date an option is granted to its expiration date. These are hypothetical gains determined pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The actual gain, if any, on the exercise of a stock option will depend on the future performance of our common stock, the optionee's continued employment through the date on which the options are exercised and the time at which the underlying shares are sold.

                               INDIVIDUAL GRANTS

                                                                                             POTENTIAL REALIZABLE
                                               % OF TOTAL                                      VALUE AT ASSUMED
                                  NUMBER OF     OPTIONS                                      ANNUAL RATES OF STOCK
                                 SECURITIES    GRANTED TO                                     PRICE APPRECIATION
                                 UNDERLYING    EMPLOYEES     EXERCISE                         FOR OPTION TERM(2)
                                   OPTIONS     IN FISCAL    PRICE ($)       EXPIRATION      -----------------------
NAME                               GRANTED        YEAR      PER SHARE          DATE           5%($)        10%($)
----                             -----------   ----------   ----------   -----------------  ----------   ----------
Roger J. Murphy, Jr............         --          --        $  --             --          $       --   $       --
Ronald B. Willis...............    100,000       19.80         3.50       August 10, 2008    1,278,895    2,243,742
Donald I. Sloan................     25,000        4.95         9.00      February 16, 2009     182,224      423,436
Richard G. Holmes..............    100,000       19.80         9.00      February 16, 2009     728,895    1,693,742
Harvey A. Ikeman...............     25,000        4.95         9.00      February 16, 2009     182,224      423,436

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999
                  AND FISCAL YEAR 1999 YEAR-END OPTION VALUES

     The following table sets forth selected information regarding the number and value of stock options to purchase Aironet common stock held by the officers named in the Summary Compensation Table at March 31, 1999. None of the named officers exercised options in fiscal year 1999. The value of unexercised in-the-money options at fiscal year end is based on the product of the assumed initial public offering price of $10 per share minus the exercise price and the number of shares underlying the option.

                                                       NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                                    OPTIONS AT FISCAL YEAR END          FISCAL YEAR END($)
                                                   ----------------------------    ----------------------------
NAME                                               EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                               -----------    -------------    -----------    -------------
Roger J. Murphy, Jr..............................    100,000              --        $814,000        $     --
Ronald B. Willis.................................         --         100,000              --         650,000
Donald I. Sloan..................................     76,667          48,333         624,069         214,931
Richard G. Holmes................................         --         100,000              --         100,000
Harvey A. Ikeman.................................     55,000          45,000         447,700         187,800

     The following table sets forth selected information regarding the number and value of stock options to purchase Telxon common stock held by the officers named in the Summary Compensation Table at March 31, 1999. None of these options were exercised during fiscal year 1999 and none of these options were in-the-money at the fiscal year end.

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED
                                                               OPTIONS AT FISCAL YEAR END
                                                              ----------------------------
NAME                                                          EXERCISABLE    UNEXERCISABLE
----                                                          -----------    -------------
Roger J. Murphy, Jr.........................................    24,249              --
Ronald B. Willis............................................        --              --
Donald I. Sloan.............................................    18,666              --
Richard G. Holmes...........................................        --              --
Harvey A. Ikeman............................................     2,040              --

EMPLOYMENT AGREEMENTS

     Mr. Murphy serves as President and Chief Executive Officer pursuant to an employment agreement which terminates October 31, 2000, at a base salary of $200,000 per year. His employment agreement also provides for bonus compensation for each fiscal year during the term as determined by the Board in its discretion. Mr. Murphy or his estate is entitled under his employment agreement to the same disability and death benefits as are extended by us to our executive employees generally. If we terminate Mr. Murphy's employment for other than cause, we are obligated to pay him a severance benefit of 12 months base salary. A resignation by Mr. Murphy following an assignment of him to serve in any capacity other than his current offices or to perform tasks inconsistent with his position will be deemed a termination by us without cause entitling him to the severance pay. Mr. Murphy is also entitled to the severance benefit if his employment agreement expires without renewal or extension.

     Mr. Willis serves as Senior Vice President, Sales and Marketing pursuant to an employment agreement with no definite term, at a current base salary of $160,000 per year. Mr. Willis received a grant of options to purchase 100,000 shares of our common stock in accordance with the terms of his agreement. His employment agreement also provides for bonus compensation for each fiscal year of up to $90,000 for meeting performance criteria determined by the Compensation Committee. Mr. Willis is also entitled to participate in our employee benefit plans.

     Mr. Holmes serves as Senior Vice President and Chief Financial Officer pursuant to an employment agreement with no definite term, at a current base salary of $150,000 per year. Mr. Holmes received a grant of options to purchase 100,000 shares of our common stock in accordance with the terms of his agreement. His employment agreement also provides for bonus compensation for each fiscal year of up to $50,000 for meeting performance criteria determined by the Compensation Committee, and during his first year of employment, Mr. Holmes is guaranteed a minimum bonus of $25,000, $10,000 of which was paid within his first month of employment. If we terminate Mr. Holmes' employment for other than cause, we are obligated to pay him a severance benefit of six months base salary. Mr. Holmes is also entitled to participate in our employee benefit plans.

     Mr. Ikeman serves as Vice President, Manufacturing pursuant to an employment agreement with no definite term, at a current base salary of $142,000 per year. His employment agreement also provides for bonus compensation for each fiscal year of up to 15% of his base salary for meeting performance criteria determined by the Compensation Committee. Mr. Ikeman is also entitled to participate in our employee benefit plans.

BENEFIT PLANS

     1999 Omnibus Stock Incentive Plan. The 1999 Omnibus Stock Incentive Plan was adopted and approved by our stockholders and Directors in April 1999. The plan allows the granting of stock options, stock appreciation rights, restricted stock and performance units. Any person serving us or our subsidiaries as an employee or consultant, including officers and Directors who also are employees, are eligible to receive these awards. The plan is administered by the Compensation Committee of the Board of Directors. Grants are made within the discretion of the Compensation Committee. 1,765,817 shares may be issued upon the exercise of options and grant of restricted stock under the plan, and for payment of stock appreciation rights and performance units. 500,000 stock appreciation rights and 200,000 performance units may be awarded under the plan. Equity based options and stock appreciation rights may not be priced at below the fair market value of our common stock on the day prior to the day the award is granted, and restricted stock must be priced at no less than par value. Awards, other than performance units, have a term of up to ten years. Upon specific change in control or sale of the company transactions, awardees have special vesting and exercise rights. As of March 31, 1999, non-qualified options to purchase 400,000 shares of our common stock were outstanding under the plan.

     Aironet Wireless Communications, Inc. 1996 Stock Option Plan. The 1996 Stock Option Plan was originally adopted and approved by our Directors in July 1996 and by our stockholder in September 1996. The plan was amended and restated in March 1998, and was further amended in March 1999. Any person employed by or an independent contractor of us or our affiliates, including officers and Directors, are eligible grantees. Options granted under the original plan could be exercised immediately upon vesting. Options granted after the 1998 amendment and before the 1999 amendment could be exercised only if vested and we had our initial public offering or a change of control. The 1999 amendment allows all vested options under the plan to be exercised no later than March 31, 2001. An aggregate of 2,223,000 shares may be issued upon the exercise of options granted under the plan, subject to adjustment. The options may not be priced at below the fair market value of our common stock at the time the option is granted. The options have a term of up to ten years. Upon specific change in control or sale of the company transactions, optionees have special vesting and exercise rights. As of March 31, 1999, non-qualified options to purchase 1,543,000 shares were outstanding under the plan. The plan was terminated in April 1999; however, the termination does not effect outstanding options.

     1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan was adopted and approved by our stockholders and Directors in April 1999, subject to completion of this offering. The plan is administered by the Board's Compensation Committee. 500,000 shares may be issued under the plan. Subject to restrictions, some of our full-time and part-time employees and our participating subsidiaries may participate in the plan. Employees contribute to the plan through payroll deductions, which are accumulated until a fixed date, at which time our shares are purchased at 85% of the lesser of the closing price of the common stock on the first trading day of the period or the closing price of the common stock on the last trading day of the period. It is our intention to have our Employee Stock Purchase Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

     401(k) Plan. From our incorporation until the effective date of this offering, our employees were entitled to participate in Telxon Corporation's 401(k) plan. We anticipate adopting a 401(k) plan to be effective at or after this offering.

                              CERTAIN TRANSACTIONS
ARRANGEMENTS WITH TELXON


     Telxon is a selling stockholder in this offering and our largest customer. Prior to this offering Telxon owned approximately 76% of our outstanding shares, and after the offering will own approximately 39%. At March 31, 1998 we entered into several agreements with Telxon in order to formalize Telxon's customer relationship and to address issues related to Telxon's reduced ownership. At the time these arrangements were made, Telxon owned approximately 90% of our outstanding stock and Telxon officers occupied two out of four of our Board of Director seats. Therefore, our arrangements with Telxon cannot be considered to be arm's length. Our arrangements are also subject to conflicts of interests which are discussed at "Risk Factors -- Conflicts of interest may arise from our relationship with Telxon which might prevent us from realizing benefits in some situations."


     LICENSE, RIGHTS AND SUPPLY AGREEMENT


     Prior to August 1998, Telxon purchased products from us on a purchase order only basis, at agreed upon gross margins of approximately 25%, with an agreed upon product warranty to Telxon of ninety days. After August 1998, Telxon began to self manufacture our older legacy products on a royalty basis. This arrangement was formalized in March 1998 in a License, Rights and Supply Agreement. The agreement may not be terminated by either party, and may not be assigned by either party without the consent of the other. Our revenues from Telxon are earned under this agreement. Telxon has the greatest benefit under this agreement if it self manufactures a high volume of our legacy products for which it pays a declining fixed royalty and purchases a low volume of our new products for which it pays us prices that produce margins between 25% and 35%. The cost to Telxon can be great if it does not utilize its fixed royalty payment which declines from $7.0 million per year to $4.0 million per year. In any case, Telxon will continue to benefit from its stock ownership in Aironet, both through the value of the asset and through any recognition of Aironet's financial results in Telxon's financial statements.


     Royalties. From March 1998 until March 1999, Telxon paid royalties to us on a per unit basis for access points software, client software and a related chip set, radios, PC Cards, universal clients, and other legacy products and products derived by Telxon from our legacy products. These per unit royalties were previously subject to an annual cap of $7 million in fiscal year 1999, $6.5 million in fiscal year 2000, $5 million in fiscal year 2001 and $4 million in each fiscal year thereafter. These caps on royalties were eliminated in March 1999 in an amendment to the agreement in which Telxon agreed to pay us a fixed royalty for self manufactured legacy products of $11.5 million for the two year period from April 1999 to March 2001. We will recognize these royalties ratably over that period. Telxon's fixed royalty payments will total $6.5 million in fiscal year 2000, will decline to $5 million in fiscal year 2001 and to $4 million thereafter. Beginning in fiscal year 2002, Telxon may elect to pay a per unit royalty without caps, and if so then the per unit royalties paid on radios used in access points will be eliminated, and the royalties paid on radios used in non-access point applications will be reduced to 15%. Prior to the amendment of the agreement in March 1999, the royalty rates would have been 15% and 25%, respectively. Telxon is entitled to most favored treatment on its royalty payments. Subject to certain conditions, Telxon's license to manufacture our legacy products becomes fully paid after a change in control of Aironet. After this offering, the change in control threshold is lowered from 50% to 20%. We continue to sell a declining number of legacy products. Although we have a right to grant other legacy product manufacturing licenses, we have not done so.

     Products. In March 1998, Telxon began to purchase our new products under the agreement. Telxon pays us a price equal to 154% of our fully-burdened manufacturing costs for each unit of any bridge product and 133 1/3% of our fully-burdened manufacturing cost on our other products, without any further discount. These prices are comparable to prices which are available to non-affiliate customers purchasing at the same volume as Telxon. Telxon's right to purchase our new products on a most favored basis terminates four years from this offering, and must be re-negotiated in good faith prior to that time.

     SERVICES AGREEMENT


     Prior to March 1998, Telxon made advances to us to fund operations, advanced our payroll and third party payables and provided us with human resource and administrative services. In March 1998, we entered into a Services Agreement with Telxon to formalize this arrangement. At that time Telxon ceased making advances to us to fund operations. Following this offering we will no longer be eligible to participate in Telxon's compensation plans or any of their material employee benefit plans. Telxon has no benefit over cost under this agreement. The fees paid by us for services, other than amounts passed through to us based on our actual use, were allocated by Telxon and Aironet in good faith to approximate our actual use of those services. In the event that we fail to fully utilize any service that is paid on a fixed basis, Telxon would receive a benefit equal to the unused portion of the fixed payment.


     The following table sets forth the charges made to us and our employees in connection with these services as provided for in the Services Agreement. In each case, third party costs incurred by Telxon on our behalf are passed through to us as a service fee.

                      SERVICE                                  BILLING METHODOLOGY OR RATE
---------------------------------------------------  ------------------------------------------------
Taxes                                                $2,000/month
Human Resources and Benefits                         $5,833/month
Payroll Processing                                   $2,500/month
In-House Legal Services                              Pass-through Billing (Capped at $3,000/month)
Insurance Policies                                   Pass-through Billing
Corporate, Administrative and General Overhead       $4,000/month
Corporate Aircraft Services                          Pass-through Billing subject to Federal Aviation
                                                     Regulations
MIS Services                                         $8,333/month
Medical/Dental Programs                              Pass-through Billing
Benefits/Claims                                      Pass-through Billing
Participant Contributions
  Participant contributions for above plans          Payroll Deduction or Direct Bill
Other Benefit Plans
Life Insurance                                       Pass-through Billing
Savings/Retirement Plans
  Company match/retirement contribution              Pass-through Billing
  Participant Contribution                           Payroll Deduction
Long-Term Disability Plans
  Employer contributions                             Pass-through Billing
  Employee contributions                             Payroll Deduction


     Tax Benefit and Indemnification Agreement. At March 31, 1998, we entered into a Tax Benefit and Indemnification Agreement with Telxon. We entered into this agreement when Telxon's ownership of Aironet fell below 80% and we were deconsolidated from Telxon's tax return. The agreement allocates the tax benefits and obligations relating to the period prior to March 31, 1998, to Telxon and Telxon indemnifies us against tax related liability from that period. Telxon is not entitled to our tax benefits for, and does not indemnify us against liabilities arising in, any period after March 31, 1998. We have made a promissory note to evidence Telxon's entitlement to any tax benefits that we may receive in the future relating to the pre-March 1998 period. The agreement has no future material impact on us, other than Telxon's provision to us of indemnification for historic events. We know of no current liabilities to Telxon and, therefore, the impact on Telxon, if any, cannot be quantified; however, Telxon will benefit by items such as tax refunds and there may be no liabilities. One benefit to Telxon was an $880,000 tax refund from the pre-March 1998 period.



     Leases. Under a sublease dated as of September 1, 1998, we lease approximately 34,000 square feet of space from Telxon for principal administrative, sales, marketing and engineering facilities. The sublease expires on February 28, 2001, and we may terminate the sublease simultaneously with a termination by Telxon of the lease of our assembly and service facilities. We pay Telxon $424,725 per year on the sublease. Our assembly and service facilities occupy approximately 33,000 square feet under a lease from Telxon dated as of April 1, 1998, that expires on February 28, 2001, and Telxon has the right to terminate the lease on 12 months written notice. We pay Telxon $173,250 per year on the lease. The sublease is at a lower rent than Telxon's prime lease and results in approximately $146,133 per year in additional costs to Telxon. However, Telxon did not require this space and benefited from our willingness to enter into the sublease. Telxon owns the leased facility and benefits in the amount of annual rent paid by us.


     Terminated Promissory Note. On March 7, 1996, we made a Demand Revolving Promissory Note to the order of Telxon to evidence the cash advances from Telxon discussed under the Services Agreement, with no greater principal than $50 million. The advances bore interest at the London Interbank Offer Rate. The obligations under this note were paid in full in July 1998, and this note was canceled effective May 5, 1999.


     Intellectual Property. At March 31, 1998, we also entered into several agreements with Telxon to protect both companies' intellectual property. Telxon has no benefit over cost under these arrangements. The patents that were assigned by each party was done at no cost over benefit. The parties assumed that the patents were properly the other's property by virtue of its employee's status as one of the inventors on the patent. Further, the assignor in good faith does not believe it requires any of the assigned patents for its business unless a license back was also received. The licenses granted serve this purpose. The mutual consent not to sue was granted as a precautionary measure, and the parties assumed in good faith that the mutual cross covenant not to sue was of equal cost and benefit to each party.


     - Assignment of Patent Applications made by Telxon Corporation in favor of Aironet -- At no cost, Telxon assigned to us patents which it owned but which had been invented by our employees.

     - Assignment of Patent Applications made by Aironet in favor of Telxon Corporation -- At no cost, we assigned to Telxon patents which we owned but which had been invented by Telxon's employees.


     - Cross Covenant Not to Sue -- At no cost, we agreed with Telxon not to bring suit relating to the other's products which were in the market or announced at March 1998, alleging infringement of its intellectual property which existed at March 1998. Neither Aironet nor Telxon granted the other any license to its products. We are not aware of any specific technology which either Telxon or Aironet uses which might require a license from the other, which it does not possess. Nonetheless, in March 1998, to assure both companies that its then current and prior products could not be challenged by the other, which could cause a disruption in business, Telxon and Aironet entered into the mutual covenant not to sue.


     - AirAware Acknowledgment -- At no cost, Aironet acknowledged that it had no interest in one of Telxon's product lines.

     - LM3000 Software Agreement -- Telxon granted us a royalty free license to Telxon's derivatives of our LM3000 software.

     - Patent Continuation in Part Agreement -- For Telxon's reimbursement of expenses, we agreed to permit Telxon to file continuations in part on one of the patent applications it had assigned to us.

     - Patent License Agreement -- Telxon granted us a royalty free license to patents issued under two of Telxon's patent applications.


     - Nondisclosure Agreement -- Aironet and Telxon executed Aironet's standard preprinted form mutual nondisclosure agreement to protect each parties' trade secrets. Telxon's and Aironet's prior and current close relationship provided Telxon with access to a portion of our proprietary information and provided us with access to a portion of Telxon's proprietary information. In order to protect the confidential nature of this information and to assure that neither of us would disclose or misuse the other's information, we entered into a mutual non-disclosure agreement.


    PAYMENTS FROM AND TO TELXON

     The following table sets forth our revenues from Telxon and our payables to Telxon for advances, payroll, third party invoices and costs of services provided to us, all as discussed above in detail, for the periods shown.

                                                            FISCAL YEARS ENDED MARCH 31,
                                                   -----------------------------------------------
                                                       1997             1998             1999
                                                   -------------    -------------    -------------
Product Revenue..................................  $46.8 million    $19.1 million    $ 9.5 million
Royalty Revenue..................................             --    $ 5.8 million    $ 7.4 million
Payables to Telxon...............................  $ 1.4 million    $ 4.9 million    $ 2.1 million

     Revenues. Product revenues declined from $46.8 million in fiscal year 1997 to $19.1 million in fiscal year 1998 due to the commencement of Telxon's royalty arrangement in August 1997.

     Payables. Our payables to Telxon for advances and services rendered increased from $1.4 million in fiscal year 1997 to $4.9 million in fiscal year 1998, primarily due to advances by Telxon for a $3.1 million tax payment made to Canada and Ontario in August 1997.


     At the time these transactions were entered into, Telxon owned approximately 90% of our outstanding stock. Therefore, these transactions were not negotiated at arm's length, and they may not have been on terms which were as fair to us as those which could have been obtained in transactions with unaffiliated third parties. We presently have no customers which purchase products in quantities like Telxon, and we do not presently license our older technology to any customers other than Telxon. Therefore, comparisons of these terms with unaffiliated third parties are not possible.


PRIOR OFFERINGS

     In March 1998, we issued 984,126 units to private investors consisting of one share of common stock and warrants to purchase three tenths of one share of common stock at $3.50 per unit, for aggregate consideration of $3,444,441. From April 1998 to December 1998, we issued 222,222 units for aggregate consideration of $777,777.

     The exercise price of the warrants is $3.50 per share. The warrants may be exercised at or after this offering. Any unexercised warrants terminate on March 31, 2001.

     Included in these amounts, we issued 857,142 units to Axiom Venture Partners II Limited Partnership for $2,999,997. As a result of these transactions, Axiom beneficially owns more than 5% of our outstanding shares. In addition, Samuel F. McKay, who is one of our Directors, is a general partner of Axiom.

     Included in these amounts we also issued 120,635 units to Telantis Venture Partners V, Inc. for $422,222. All outstanding stock of Telantis V is beneficially owned by Robert F. Meyerson; Telantis V beneficially owns more than 5% of our outstanding shares. In addition, Mr. Meyerson is the father-in-law of our President and Chief Executive Officer, Roger J. Murphy, Jr. Telantis V participated in our 1998 private offering on the same terms as unaffiliated third party investors. Telantis V borrowed its purchase funds from Telxon in accordance with an anti-dilution agreement which was entered into between Mr. Meyerson and Telxon while Mr. Meyerson was Telxon's Chairman of the Board and Chief Executive Officer. The purchased shares are pledged to Telxon to secure the loan. Pursuant to this pledge, the loan is recourse only to the shares or any substitute collateral which is accepted by Telxon. From time to time, as the value of the pledged collateral increases, if at all, Telxon is required to release excess collateral. Conversely, at such time as the pledged shares are publicly traded, Telantis V is required to pledge additional collateral from time to time as the value of the pledged collateral falls below the outstanding balance of the secured loan. The loan is required to be paid in full by March 30, 2000. The purchase of shares by Telantis V was recorded by us as a receivable.

REGISTRATION RIGHTS

     The holders of approximately 11,097,085 shares of our common stock currently outstanding or issuable upon exercise of warrants of options, or their transferees, are entitled, on a limited basis, to have their shares registered under the Securities Act of 1933. These holders include our directors, officers and security holders known to us to own more than 5% of our shares, including family members of each of these persons, under a Registration Rights Agreement that we entered into in March 31, 1999. The agreement provides that:

     - holders of 50% of the shares subject to the registration rights held at March 31, 1999 may demand registration twice after this offering but no more than once in any year;

     - we may approve any underwriter and we need not file a registration statement within 180 days of other registration statements;

     - subject to limitations imposed by any underwriter approved by us, the holders of registration rights may include their shares in any registration we file from time to time;

     - the holders of registration rights may demand short form registrations if they are available; and

     - we will pay the expenses of any registration except for underwriting discounts, commissions, taxes and legal fees for more than one attorney.

ADVISOR FEES

     In March 1998, we paid Furneaux & Company, LLC a fee of $125,000 in cash for business and financial advisory services. As part of the same transaction, we granted Furneaux & Company warrants to purchase 100,000 shares of our common stock at $3.50 per share. The warrants become exercisable upon this offering and may be exercised at any time until March 31, 2001. The warrants include protections against dilution in the event of stock splits, stock dividends and similar events. Prior to April 1, 1999, Furneaux & Company also served as an advisor to Telxon Corporation. James H. Furneaux, Chairman of the Board of Directors and a Director is the managing member of Furneaux & Company. We believe that the terms under which Furneaux & Company rendered services to us were at least as fair to us as those which could have been obtained in transactions with unaffiliated third parties.

LOAN TO CHIEF EXECUTIVE OFFICER

     In February 1998, we provided Mr. Murphy, our President and Chief Executive Officer, with a loan of $372,000 which was used by him to acquire 200,000 shares of our common stock through the exercise of stock options granted to him under our 1996 Stock Option Plan. The purchase price was $1.86 per share. The loan was evidenced by a promissory note which bears interest at 6% per annum until maturity and prime plus 4% per annum after maturity. All principal and accrued but unpaid interest is due on October 31, 2002. At March 31, 1999, principal and accrued interest on this loan totaled $394,320. The note is collateralized by the stock acquired with the loan. The loan to Mr. Murphy was recorded as a reduction in paid-in capital. In May 1999, the note was amended to prohibit prepayment.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth selected ownership information with respect to the beneficial ownership of our common stock as of April 30, 1999, and as adjusted to reflect the sale of shares in this offering by the selling stockholder, each Director of Aironet, each of the officers named in the Summary Compensation Table, all Directors and executive officers of Aironet as a group and each person who is known by us to own beneficially more than 5% of the common stock. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power or shares this power with his or her spouse with respect to all shares of capital stock listed as owned by that person or entity. The address of each of our employees and officers is c/o Aironet Wireless Communications, Inc., 3875 Embassy Parkway, Akron, OH 44333. Ownership of less than 1% is designated in the table by an asterisk.

     The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after April 30, 1999 through the exercise of any stock option or other right.

                                           SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                               OWNED PRIOR                             OWNED AFTER
                                             TO THE OFFERING       SHARES TO BE        THE OFFERING
                                          ----------------------   SOLD IN THE    ----------------------
NAME                                       NUMBER     PERCENTAGE     OFFERING      NUMBER     PERCENTAGE
----                                      ---------   ----------   ------------   ---------   ----------
Telxon Corporation(1)                     7,276,500     76.06%      2,000,000     5,276,500     38.89%
  3300 W. Market St.
  Akron, OH 44334
Telantis Venture Partners V, Inc.(2)        880,826      9.17              --       880,826      6.48
  12511 World Plaza Lane
  Ft. Myers, FL 33097
Robert F. Meyerson(3)                       904,826      9.42              --       904,826      6.65
  c/o 12511 World Plaza Lane
  Ft. Myers, FL 33097
Axiom Venture Partners II Limited         1,114,284     11.34              --     1,114,284      8.06
  Partnership(4)
  Cityplace II, 17th Floor
  185 Asylum St.
  Hartford, CT 06103
Roger J. Murphy, Jr.(5)                     305,000      3.16              --       305,000      2.20
Richard G. Holmes                                --        --              --            --        --
Donald I. Sloan(6)                           76,667         *              --        76,667         *
Ronald B. Willis                                 --        --              --            --        --
Harvey A. Ikeman(7)                          55,000         *              --        55,000         *
James H. Furneaux(8)                        120,000      1.24              --       120,000         *
  c/o 100 Main Street
  Concord, MA 01742
Samuel F. McKay(9)                        1,114,284     11.34              --     1,114,284      8.06
  c/o Cityplace II, 17th Floor
  185 Asylum St.
  Hartford, CT 06103
John W. Paxton, Sr.(10)                   7,276,500     76.06       2,000,000     5,276,500     38.89
  c/o 3330 West Market Street
  Akron, OH 44333
All executive officers and directors as   1,670,951     16.42              --     1,670,951     12.32
  a group (8 persons)

---------------

 (1) Telxon has granted the underwriters an option, exercisable within 30 days hereof, to purchase 300,000 shares at the price offered to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

 (2) Includes 844,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days. 252,328 of the 844,635 shares and the warrants have been pledged to Telxon as collateral for a loan, the proceeds of which were used to purchase the shares and warrants.

 (3) Includes 844,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days, all of which are owned by Telantis Venture Partners V, Inc. Mr. Meyerson is the 100% owner of Telantis V. Also includes 21,000 shares of common stock owned by Mr. Meyerson's minor grandchildren and 3,000 shares of common stock owned by Mr. Meyerson's adult grandchild, as to all of which Mr. Meyerson disclaims beneficial ownership.

 (4) Includes 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days.

 (5) Includes 200,000 shares of common stock and options to purchase 100,000 shares of common stock which may be exercised within the next 60 days. Also includes 5,000 shares of common stock owned by Mr. Murphy's spouse, as to which Mr. Murphy disclaims beneficial ownership.

 (6) Includes options to purchase 76,667 shares of common stock which may be exercised within the next 60 days.

 (7) Includes options to purchase 55,000 shares of common stock which may be exercised within the next 60 days.

 (8) Includes warrants to purchase 100,000 shares of common stock and options to purchase 20,000 shares of common stock, all of which may be exercised within the next 60 days and are owned by Furneaux & Company. Mr. Furneaux is the managing member of Furneaux & Company and has sole voting and dispositive power over Furneaux & Company's shares of Aironet.

 (9) Includes 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days and are owned by Axiom. Mr. McKay is a general partner of Axiom and has sole voting and dispositive power over Axiom's shares of Aironet.

(10) Includes 7,276,500 shares owned by Telxon Corporation. Mr. Paxton is the Chairman of the Board of Directors and Chief Executive Officer of Telxon and has shared voting and dispositive power over Telxon's shares of Aironet.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     We are authorized by our Amended and Restated Certificate of Incorporation to issue 500,000 shares of preferred stock, par value $.01 per share, and 60 million shares of common stock, par value $.01 per share. Immediately following this offering, approximately 13,567,181 shares of common stock will be issued and outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock, the holders of these shares will possess all voting power. Our certificate does not provide for cumulative voting in the election of Directors. Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the holders of common stock will be entitled to dividends as may be declared from time to time by the Board from funds legally available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to these holders. The holders of common stock have no preemptive rights to purchase newly issued securities.

PREFERRED STOCK

     Our certificate authorizes the Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights, preferences and limitations of these series. We believe that the ability of the Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless some action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of their stock. As of the closing of this offering, no preferred stock has been designated or issued.

OPTIONS AND WARRANTS

     As of March 31, 1999, we had granted employee stock options to purchase up to 2,429,500 shares of common stock at exercise prices ranging from $1.86 to $9.00, of which 1,141,531 were then exercisable. As of March 31, 1999, we had granted warrants to purchase up to 461,904 shares of common stock with exercise prices of $3.50 per share, all of which are currently outstanding. The warrants will expire if not exercised by March 31, 2001.

ANTITAKEOVER EFFECTS OF SPECIFIC PROVISIONS OF OUR CERTIFICATE AND BYLAWS

     Board of Directors. Our certificate provides for our Board to be divided into three classes of Directors, with each class as nearly equal in number as possible, serving staggered three-year terms. This does not include Directors who may be elected by holders of preferred stock. As a result, approximately one-third of our Board will be elected each year. The classified Board provision will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board. The classified Board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our Board. In addition, the classified Board provision could delay stockholders who do not like the policies of our Board from electing a majority of our Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. Our certificate and bylaws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. Special meetings of our stockholders for any purpose or purposes may be called only by the Chairman, the President, any Senior Vice President, or by a majority of the Board. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of stockholder proposals until the next annual meeting of stockholders.

     Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as Directors and to bring other business before an annual meeting of our stockholders. For notice of stockholder nominations to be timely, the notice must be received by our Secretary not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the first anniversary of the date of the preceding year's proxy statement in connection with the last annual meeting. The notice procedure is modified for newly created Board seats and for special meetings of the stockholders. In addition to these procedures, a stockholder's notice proposing to nominate a person for election as a Director or relating to the conduct of business other than the nomination of Directors must contain specified information. Otherwise the chairman of a meeting may determine that an individual was not nominated, or the other business was not properly brought before the meeting.

     Amendment. Our certificate provides that the affirmative vote of the holders of at least 80% of the outstanding shares, voting together as a single class, is required to amend provisions of our certificate relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the Directors; the filling of vacancies; and the removal of Directors. Our certificate further provides that the related bylaws described above may be amended only by the Board or by the affirmative vote of the holders of at least 80% of the combined voting power outstanding.

RIGHTS AGREEMENT

     In April 1999, our Board of Directors declared a dividend of one common stock purchase right on each share of common stock outstanding at that time and thereafter, pursuant to a Rights Agreement with Harris Trust and Savings Bank, adopted and approved by the Board and our stockholders in April 1999. Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. Unless they become exercisable upon the occurrence of specified events as described below, or unless earlier redeemed by Aironet, the rights will expire ten years from the date of the agreement.

     If we are a party to a merger or other business combination transaction, not approved by our incumbent Directors, in which we are not the surviving corporation, or to which our common stock is changed or exchanged, or 50% or more of our assets or earning power are sold, each holder of a purchase right will have the right to receive shares of publicly traded common stock of the acquiring company having a market value of two times the exercise price of the purchase right.

     If we are the surviving corporation in a merger and our common stock is not changed or exchanged, or if an acquiring person engages in certain self-dealing transactions specified in the Rights Agreement, or becomes the beneficial owner of 15% or more of our outstanding common stock, each holder of a purchase right, other than the acquiring person, will have the right to receive shares of our common stock having a market value of two times the exercise price of the purchase right.

     At the time the Rights Agreement becomes effective, Telxon will own greater than 15% of our outstanding common stock. Telxon's continued ownership will not trigger the exercisability of the purchase rights. If Telxon acquires any additional shares or, in some circumstances, if Telxon is itself acquired, then the purchase rights could become exercisable.

     The Rights Agreement discourages hostile takeovers by effectively allowing our stockholders to purchase additional shares of our common stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following a hostile acquisition. The purchase rights may be redeemed pursuant to the Rights Agreement. The terms of the purchase rights may be amended by our Board of Directors without the consent of the holders of the purchase rights.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law provides that, subject to specific exceptions specified therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder. Section 203 does not apply if:

     - prior to the date that the stockholder becomes an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date that the stockholder becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as otherwise specified in Section 203, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and that person's affiliates and associates.

     Under specific circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We are subject to the provisions of Section 203. However, Telxon and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board, since the stockholder approval requirement would be avoided if a majority of the Directors then in office approves either the business combination or the transaction which results in that person becoming an interested stockholder. These provisions may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     We have included in our certificate and bylaws provisions to eliminate the personal liability of our Directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and indemnify our Directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     Harris Trust and Savings Bank will be the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 13,567,181 shares of common stock, assuming no exercise of any warrants or options and no exercise of the underwriters' over-allotment option. Of these shares, all of the 6,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless those shares are purchased by an affiliate as that term is defined in Rule 144 under the Securities Act of 1933.

     The remaining 7,567,181 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933 or are subject to the contractual restrictions described below. Of these restricted securities:

     - no shares will be eligible for immediate sale after completion of this offering;

     - no shares will be eligible for sale 90 days after the effective date of this offering unless the underwriters elect to waive the lock up agreements discussed below;

     - approximately 6,380,903 shares will be eligible for sale if the underwriters elect to waive the lock up agreements at any time after this offering or upon expiration of the 180 day lock up agreements; and

     - the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject to compliance with Rule 144 and 701.

     All of our officers, directors, stockholders, warrant holders and each holder of more than 5,000 options have signed lock up agreements in favor of the underwriters. As a result, these individuals are not permitted to sell any shares of common stock during the period ending 180 days after the date of this prospectus, without the prior written consent of Dain Rauscher Wessels. Telxon Corporation will sell 2,000,000 of its 7,276,500 shares in this offering, and will grant the underwriters an option to purchase an additional 300,000 shares to cover underwriters' over-allotments. Dain Rauscher Wessels may in its sole discretion choose to release a number of these shares from these restrictions prior to the expiration of the 180 day period. In addition, under the terms of a Stockholders Agreement with us dated March 31, 1998, additional option holders have agreed with us not to sell any shares of common stock until 180 days after the offering.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated and who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except when purchased from an affiliate, would be entitled to sell a specific number of shares within any three-month period. That number of shares cannot exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal approximately 135,671 shares immediately after this offering, or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of an notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except when purchased from an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, employees, directors, officers, consultants or advisors may rely on Rule 701 with respect to the resale of securities originally purchased from us prior to this offering pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including any exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

     In addition, we intend to file registration statements on Form S-8 covering the following:

     - 250,000 shares of common stock reserved for issuance under the 1999 Stock Option Plan For Non-Employee Directors;

     - 1,765,817 shares of common stock reserved for issuance under the 1999 Omnibus Stock Incentive Plan;

     - 500,000 shares of common stock reserved for issuance under the 1999 Employee Stock Purchase Plan; and

     - 1,543,000 shares of common stock subject to outstanding options under our 1996 Stock Option Plan, as amended and restated.

     We expect that these registration statements will be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under these registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 181 days after the date of the prospectus, unless these shares are subject to vesting restrictions with us.

     In addition, shares purchased pursuant to an employee stock option exercise may become available for resale pursuant to the provisions of Rule 701, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 9,097,085 shares of our common stock currently outstanding or issuable upon exercise of warrants or options, or their transferees, will be entitled to limited registration rights with respect to those shares under the Securities Act of 1933. Except for share purchases by affiliates, registration of these shares under the Securities Act of 1933 would result in these shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of the registration.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement
dated           , 1999, Aironet and Telxon agreed to sell to each of the
underwriters named below, and each of the underwriters, for whom Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Prudential Securities Incorporated and CIBC World Markets Corp. are acting as representatives have severally agreed to purchase from us and Telxon, the respective number of shares of common stock set forth opposite the name of each Underwriter below:

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Dain Rauscher Wessels.......................................
Prudential Securities Incorporated..........................
CIBC World Markets Corp.....................................
                                                                 ---------
     Total..................................................     6,000,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters are subject to specific conditions precedent and that the underwriters are committed to purchase all shares of common stock in this offering, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock, directly to the public at the initial public offering price set forth on the cover page of this prospectus and to specific dealers at a price minus a concession not in
excess of $     per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $ per share to specific brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     Aironet and Telxon have granted the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock to cover over-allotments, if any. If the underwriters exercise the over-allotment option, the underwriters have severally agreed, subject to specific conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them shown in the foregoing table bears to the total number of shares of common stock in this offering. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares of common stock made hereby.

     Aironet and Telxon have agreed to indemnify the underwriters against specific liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

     The underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares of the common stock for selected persons identified by Aironet, none of whom will be employees, directors or current stockholders of Aironet, who have expressed an interest in purchasing shares in the offering. The shares available for sale to the general public will be reduced by the number of these which are actually purchased. No single person will be permitted to purchase more than 5,000 shares.

     WA&H Investments LLC, one of our stockholders, is affiliated with Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, one of the representative underwriters. WA&H Investments LLC purchased 142,857 shares and warrants to purchase an additional 42,857 shares, which will be exercisable beginning at the offering.

     Aironet and its officers, directors and stockholders, warrant holders and holders of over 5,000 options have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any right to acquire shares of common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Dain Rauscher Wessels on behalf of the underwriters. This consent may be given without notice to us, our stockholders or the public in general.

     The representatives have advised Aironet that the underwriters do not intend to confirm sales in excess of 5% of the shares of common stock offered hereby to any accounts over which they exercise discretionary authority.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of the common stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Prior to the offering, there has been no public market for our capital stock. Consequently, the initial public offering price for the common stock will be determined by negotiations among Aironet and the representatives. Among the factors to be considered in these negotiations, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and other legal matters will be passed upon for us by Goodman Weiss Miller LLP, Cleveland, Ohio. Mr. Jay
R. Faeges, an attorney at Goodman Weiss Miller LLP, is also our Secretary. Specific legal matters will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, with respect to the common stock offered hereby. This prospectus is materially complete but does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should read the registration statement and the exhibits and schedules thereto. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office in Washington, D.C., at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and through the SEC's web site at http://www.sec.gov. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, upon payment of the fees prescribed by the Securities and Exchange Commission.

     After this offering we will be subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC. In addition, we intend to furnish to our stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of March 31, 1998 and 1999...    F-3
Consolidated Statements of Operations for the years ended
  March 31, 1997, 1998 and 1999.............................    F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended March 31, 1997, 1998 and 1999.........    F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 1997, 1998 and 1999.............................    F-6
Notes to the Consolidated Financial Statements..............    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF AIRONET WIRELESS COMMUNICATIONS, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aironet Wireless Communications, Inc. and Subsidiaries (the "Company") as of March 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                      PricewaterhouseCoopers LLP

Cleveland, Ohio
May 25, 1999

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 2,864,072    $ 6,136,570
     Accounts receivable, trade, net of allowance for
       doubtful accounts of $187,038 and $371,632,
       respectively.........................................    4,838,523      4,242,036
     Accounts receivable, other.............................       99,639        243,183
     Receivable from sales of common stock..................    1,499,998             --
     Receivable from affiliate..............................    1,500,210      3,608,581
     Inventories............................................    4,020,254      4,625,519
     Deferred tax asset.....................................           --        733,203
     Prepaid expenses and other.............................      240,925        403,975
     Income taxes receivable................................    1,292,520        619,780
                                                              -----------    -----------
          Total current assets..............................   16,356,141     20,612,847
Property and equipment, net.................................    2,655,502      2,380,603
Deferred tax asset..........................................      299,821        882,462
Intangible assets, net......................................    4,252,134      3,191,043
Other long-term assets......................................       69,595        131,376
                                                              -----------    -----------
          Total assets......................................  $23,633,193    $27,198,331
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................  $ 4,775,022    $ 4,618,367
     Payable to affiliate...................................    4,940,710      2,085,287
     Income taxes payable...................................           --         30,000
     Deferred tax liability.................................       93,190         10,126
     Accrued liabilities....................................    2,226,495      3,357,308
                                                              -----------    -----------
          Total current liabilities.........................   12,035,417     10,101,088
Line of credit..............................................           --      2,500,000
                                                              -----------    -----------
          Total liabilities.................................   12,035,417     12,601,088
Commitments and contingencies (Note 9)......................           --             --
Stockholders' equity:
     Common stock, $.01 par value per share; 15,000,000
       shares authorized; 9,339,126, and 9,567,181 shares
       issued and outstanding, respectively.................       93,391         95,672
     Additional paid-in capital.............................   15,026,661     19,101,179
     Accumulated other comprehensive loss...................     (726,561)      (726,561)
     Accumulated deficit....................................   (2,795,715)    (3,873,047)
                                                              -----------    -----------
          Total stockholders' equity........................   11,597,776     14,597,243
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $23,633,193    $27,198,331
                                                              ===========    ===========

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            FOR THE YEARS ENDED MARCH 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Revenues:
  Non-affiliate.....................................  $14,483,661    $20,249,057    $28,302,884
  Affiliate product.................................   46,844,236     19,104,094      9,529,366
  Affiliate royalty.................................           --      5,781,244      7,420,575
                                                      -----------    -----------    -----------
          Total revenues............................   61,327,897     45,134,395     45,252,825
                                                      -----------    -----------    -----------
Cost of revenues:
  Non-affiliate.....................................    8,388,104     11,714,129     18,594,065
  Affiliate.........................................   37,073,058     14,586,967      7,784,343
                                                      -----------    -----------    -----------
          Total cost of revenues....................   45,461,162     26,301,096     26,378,408
                                                      -----------    -----------    -----------
Gross profit:
  Non-affiliate.....................................    6,095,557      8,534,928      9,708,819
  Affiliate product.................................    9,771,178      4,517,127      1,745,023
  Affiliate royalty.................................           --      5,781,244      7,420,575
                                                      -----------    -----------    -----------
          Total gross profit........................   15,866,735     18,833,299     18,874,417
                                                      -----------    -----------    -----------
Operating expenses:
  Sales and marketing...............................    3,083,188      4,469,832      6,654,127
  Research and development..........................    5,311,421      5,683,086      6,581,767
  General and administrative........................    3,547,827      3,304,738      5,485,976
  Goodwill amortization.............................      865,680        865,680        865,680
                                                      -----------    -----------    -----------
          Total operating expenses..................   12,808,116     14,323,336     19,587,550
                                                      -----------    -----------    -----------
Income (loss) from operations.......................    3,058,619      4,509,963       (713,133)
Interest expense (income), net......................      130,435         45,815        (26,783)
                                                      -----------    -----------    -----------
Income (loss) before income taxes...................    2,928,184      4,464,148       (686,350)
Provision for income taxes..........................    2,039,567      1,963,503        390,982
                                                      -----------    -----------    -----------
  Net income (loss).................................  $   888,617    $ 2,500,645    $(1,077,332)
                                                      ===========    ===========    ===========
Net income (loss) per common share:
  Basic.............................................  $      0.11    $      0.31    $     (0.12)
                                                      ===========    ===========    ===========
  Diluted...........................................  $      0.11    $      0.30    $     (0.12)
                                                      ===========    ===========    ===========
Weighted average shares used in calculating net
  income (loss) per common share:
  Basic.............................................    8,085,000      8,122,882      9,324,825
                                                      ===========    ===========    ===========
  Diluted...........................................    8,085,000      8,319,063      9,324,825
                                                      ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                 ACCUMULATED
                               COMMON STOCK       ADDITIONAL        OTHER                         TOTAL
                            -------------------     PAID-IN     COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'
                             SHARES     AMOUNTS     CAPITAL         LOSS          DEFICIT        EQUITY
                            ---------   -------   -----------   -------------   -----------   -------------
Balance at March 31, 1996
  (retroactively restated
  for 1996 stock split and
  reverse stock
  split -- Note 10).......  8,085,000   $80,850   $12,144,067     $(726,561)    $(6,184,977)   $ 5,313,379
  Distribution to
     affiliate (Note
     10)..................         --        --    (1,100,000)           --              --     (1,100,000)
  Net income..............         --        --            --            --         888,617        888,617
                            ---------   -------   -----------     ---------     -----------    -----------
Balance at March 31,
  1997....................  8,085,000    80,850    11,044,067      (726,561)     (5,296,360)     5,101,996
                            ---------   -------   -----------     ---------     -----------    -----------
  Stock issuance (Note
     10)..................    984,126     9,841     2,806,027            --              --      2,815,868
  Stock options exercised
     (Note 10)............    270,000     2,700       499,500            --              --        502,200
  Stock option
     compensation expense
     (Note 10)............         --        --       404,444            --              --        404,444
  Capital contribution
     from affiliate (Note
     10)..................         --        --       644,623            --              --        644,623
  Note receivable from
     stockholder (Note
     10)..................         --        --      (372,000)           --              --       (372,000)
  Net income..............         --        --            --            --       2,500,645      2,500,645
                            ---------   -------   -----------     ---------     -----------    -----------
Balance at March 31,
  1998....................  9,339,126    93,391    15,026,661      (726,561)     (2,795,715)    11,597,776
                            ---------   -------   -----------     ---------     -----------    -----------
  Stock issuance (Note
     10)..................    222,222     2,222       775,555            --              --        777,777
  Stock options
     exercised............      5,833        59        14,331            --              --         14,390
  Stock option
     compensation expense
     (Note 10)............         --        --     3,004,492            --              --      3,004,492
  Capital contribution
     from affiliate (Note
     10)..................         --        --       280,140            --              --        280,140
  Net loss................         --        --            --            --      (1,077,332)    (1,077,332)
                            ---------   -------   -----------     ---------     -----------    -----------
Balance at March 31,
  1999....................  9,567,181   $95,672   $19,101,179     $(726,561)    $(3,873,047)   $14,597,243
                            =========   =======   ===========     =========     ===========    ===========


See accompanying notes to the consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE YEARS ENDED MARCH 31,
                                                       -----------------------------------------
                                                          1997           1998           1999
                                                       -----------    -----------    -----------
Cash flows from operating activities:
  Net income (loss)..................................  $   888,617    $ 2,500,645    $(1,077,332)
                                                       -----------    -----------    -----------
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Depreciation....................................    1,031,377      1,238,348      1,306,716
     Amortization....................................      987,720      1,037,224      1,137,201
     Provision for doubtful accounts.................      222,436        154,231        307,960
     Provision for inventory obsolescence............    1,024,167        (47,615)       389,430
     Deferred income taxes...........................      (16,543)        38,391     (1,398,908)
     Loss on disposal of equipment...................           --         60,050             --
     Stock compensation expense......................           --        404,444      3,004,492
     Changes in other assets and liabilities:
       Accounts receivable, trade....................   (1,890,472)    (2,068,370)       288,527
       Accounts receivable, other....................       69,790        511,516       (143,544)
       Receivable from affiliate.....................    3,363,067        (55,858)    (2,030,594)
       Inventories...................................    2,484,804        358,897       (994,695)
       Prepaid expenses and other assets.............     (364,109)      (134,684)      (163,050)
       Income taxes receivable.......................           --     (1,292,520)       672,740
       Other long-term assets........................           --         13,088         64,225
       Accounts payable..............................    2,193,078     (1,164,040)      (156,655)
       Payable to affiliate..........................           --             --      1,072,907
       Income taxes payable..........................      934,475     (1,705,213)        30,000
       Accrued liabilities...........................    1,477,886        231,452      1,412,022
                                                       -----------    -----------    -----------
          Total adjustments..........................   11,517,676     (2,420,659)     4,798,774
                                                       -----------    -----------    -----------
          Net cash provided by operating
            activities...............................   12,406,293         79,986      3,721,442
                                                       -----------    -----------    -----------
Cash flows from investing activities:
  Capital expenditures...............................   (1,409,717)    (1,433,281)    (1,031,817)
  Purchases of intangible assets.....................     (547,858)      (244,266)       (76,110)
                                                       -----------    -----------    -----------
          Net cash used in investing activities......   (1,957,575)    (1,677,547)    (1,107,927)
                                                       -----------    -----------    -----------
Cash flows from financing activities:
  Payable to affiliate...............................   (8,971,280)     2,295,059     (3,648,190)
  Borrowings under line of credit....................           --             --      2,500,000
  Net proceeds from sales of stock...................           --      1,597,079      1,918,789
  Stock options exercised............................           --        130,200         14,390
  Distribution to affiliate..........................           --     (1,100,000)            --
  Other..............................................      (67,106)       (69,234)      (126,006)
                                                       -----------    -----------    -----------
          Net cash provided by (used in) financing
            activities...............................   (9,038,386)     2,853,104        658,983
                                                       -----------    -----------    -----------
Net increase in cash and cash equivalents............    1,410,332      1,255,543      3,272,498
Cash and cash equivalents at beginning of year.......      198,197      1,608,529      2,864,072
                                                       -----------    -----------    -----------
Cash and cash equivalents at end of year.............  $ 1,608,529    $ 2,864,072    $ 6,136,570
                                                       ===========    ===========    ===========

See accompanying notes to the consolidated financial statements.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS

     Aironet Wireless Communications, Inc. (the "Company") was incorporated in 1993. The Company's operations were formed from one subsidiary and two units of the Company's parent, Telxon Corporation ("Telxon"): Telesystems SLW Inc. ("Telesystems") -- a designer and manufacturer of wireless spread spectrum LAN radios; Telxon's Radio and Wireless Network Engineering Group--designers of advanced spread spectrum technology radios and network software; and Telxon's RF Software Engineering Group--advanced software designers of universal wireless connectivity systems for integration into other computer manufacturer's networks. As of March 31, 1999, Telxon owned approximately 76 percent of the Company's outstanding common stock. The Company designs, develops and markets high speed, standards-based wireless local area networking ("LAN") solutions. The Company's products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. The Company markets its products directly to Telxon and to non-affiliates in North America, Europe and Asia through a network of value added resellers ("VARs"), distributors, original equipment manufacturers ("OEMs"), and to a lesser extent directly to end users.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries Aironet Canada, Inc. ("ACI"), Aironet Canada Limited ("ACL") and Aironet Europe S.A. All significant intercompany transactions have been eliminated in consolidation.


     FOREIGN CURRENCY TRANSLATION

     The financial statements of ACL prior to April 1, 1996, were translated into U.S. dollars using the local currency as the functional currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Effective April 1, 1996, ACL changed its functional currency from Canadian Dollars to U.S. Dollars to reflect changes in that subsidiary's operating environment. Prior to April 1, 1996, all assets and liabilities were translated at current rates of exchange, and operating transactions were translated at weighted average rates during the respective years. The translation gains and losses were accumulated as a separate component of stockholders' equity until realized. There were no income taxes allocated to the translation adjustments.


     STATEMENT OF CASH FLOWS INFORMATION


     The Company considers all highly liquid investments which are both readily convertible to cash and have a maturity of three months or less when purchased to be cash equivalents.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

     Supplemental disclosures of cash flow information for the years ended March 31 is as follows:



                                                            1997          1998          1999
                                                         ----------    ----------    ----------
Cash paid during the year for:
  Interest.............................................  $  231,507    $  113,448    $  130,329
                                                         ==========    ==========    ==========
  Taxes................................................  $1,398,760    $4,923,512    $1,374,693
                                                         ==========    ==========    ==========
Noncash financing activities:
  Distribution to affiliate............................  $1,100,000    $       --    $       --
  Capital contributions to affiliate...................          --       644,623       280,140
  Receivable from sales of common stock................          --     1,499,998        77,777
  Accrued expenses related to sales of common stock....          --       281,209            --
  Note receivable from stockholder.....................          --       372,000            --


     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments consist of cash and cash equivalents, notes receivable, line of credit and in fiscal years 1997 and 1998 payable to affiliate. The carrying amounts reported in the consolidated balance sheets for these items approximate their fair values.

     INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

     INCOME TAXES

     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

     The Company was included in the consolidated tax filings of Telxon through March 31, 1998 and calculated its current and deferred income taxes as if it had filed separate tax returns. Amounts due or receivable subsequently determined for current income taxes related to that period were indemnified by Telxon as of March 31, 1998 and therefore recorded as contributed capital or dividends. Effective April 1, 1998, due to a reduction of Telxon's ownership in the Company, the Company is no longer included in the consolidated tax filings of Telxon (Notes 8 and 10).

     PROPERTY AND EQUIPMENT

     Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. The ranges of the estimated useful lives are: machinery and equipment, two to five years; furniture and office equipment, ten years; customer service equipment and tooling, three years; and leasehold improvements, over the shorter of the useful life of the asset or the life of the lease. Gains and losses from the sale or retirement of property and equipment are included in income.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)
     INTANGIBLE ASSETS, NET

     The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is included in intangible assets, net in the accompanying consolidated balance sheets. Goodwill is amortized on a straight-line basis over ten years.

     Software costs are capitalized and amortized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed." Product and software license agreements are capitalized and amortized over the shorter of the license period or estimated useful life. Purchased computer software is capitalized and amortized using the straight-line method, over the expected useful life of the software, generally from three to five years. All other assets included in intangible assets, net are recorded at cost and are amortized on a straight-line basis over their expected useful lives.

     Research and development costs are expensed as incurred and include costs associated with new product development and costs to significantly improve existing products.

     The Company periodically reviews intangible and other long-lived assets to assess recoverability. Impairments, if any, are recognized in results of operations if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

     WARRANTY OBLIGATIONS

     The Company provides various product warranties. The estimated obligation to repair products or to replace components thereof is reviewed each accounting period, based on experience trends and current cost per claim information, and adjusted as necessary.

     REVENUE RECOGNITION

     The Company recognizes revenues from product sales to VARs, OEMs and end users at the time of shipment, provided that there are no significant obligations related to the product delivered, no collection uncertainties and objective evidence exists to support the fair value of all elements included in the respective agreements. The Company recognizes revenues from product sales to distributors at the time of shipment except that during the year ended March 31, 1999, the Company granted certain distributors limited rights of return and price protection on unsold products. Until such time as adequate historical information is available, revenues in an amount equal to the gross profit on shipments with the right of return, are not recognized until the right of return has lapsed. A reserve for price protection is established at the time the Company makes a decision to reduce prices. Revenues from customer service contracts are recognized ratably over the maintenance contract period or as the services are performed. Revenues through February 28, 1999 related to a royalty arrangement with Telxon were recognized when the respective units of product were shipped, invoiced or transferred to Telxon's customers. Commencing March 1, 1999, revenues related to the royalty arrangement with Telxon, as amended, are recognized as a contractual amount per month (Note 13).


     RESTRUCTURING CHARGE



     In December 1996, the Company's executive management adopted the Canadian restructuring plan. The purpose of the restructuring was to consolidate the Company's operations in the Akron, Ohio area.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

The plan identified 48 specific employees to be terminated, consisting of 7 general and administrative employees, 2 engineering employees and 39 manufacturing employees. All employees were terminated with the exception of 1 manufacturing employee who was transferred to the United States. Actual termination dates varied from May 1997 to September 1997. The Company recorded a $500,000 restructuring charge in fiscal year 1997, of which $415,000 was severance and $85,000 was rent, which was estimated to cover the period subsequent to closing. Of the $500,000 restructuring charge, $150,000 was charged to general and administrative expenses, $50,000 to engineering and $300,000 to manufacturing. The Company actually paid $391,000 from June 1997 through October 1997, and $20,000 is owed to one employee but will not be paid until instructed otherwise by Revenue Canada which is in a dispute with the employee. All rent obligations were settled by February 1998 for payments aggregating $65,000. The restructuring was substantially complete in the first quarter of fiscal year 1998.



     STOCK-BASED COMPENSATION


     The Company accounts for stock-based compensation awards to employees pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, compensation expense is recognized if, at the measurement date, the grant price is less than the market value. Compensation expense, if any, is recognized in a manner consistent with the methodology prescribed by Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans."

     The Company accounts for stock-based compensation awards to non-employees pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" and has adopted the disclosure only provisions of SFAS No. 123 for its employee stock-based compensation awards. SFAS No. 123 prescribes a fair value basis of accounting for stock options at the measurement date. Compensation expense for non-employee stock options is recognized on a straight-line basis.


     Market value of the Company's options granted in September 1996 and January 1997 (fiscal year 1997) was primarily based upon independent third party valuations of the Company's common stock as approved by the Board of Directors. Market value of the Company's options granted in March 1998 (fiscal year 1998), July 1998 and August 1998 (fiscal year 1999) was based primarily on the price per share paid by private investors for common stock of the Company sold in March 1998 and the determination by the Board of Directors that no material change had occurred to the Company's business since the sale of stock that would cause a change in market value. Market value of the Company's options granted in February 1999 (fiscal year 1999) was based primarily on the progression of the Company's discussion with underwriters for the Offering (Note 10) and an estimated filing range of $9.00 to $11.00 per share and was determined to be $9.00 by the Board of Directors.


     NET INCOME (LOSS) PER COMMON SHARE

     Basic net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee and non-employee stock options and stock purchase warrants, assuming the proceeds are used to repurchase

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED) outstanding shares at the average market price during the year. A reconciliation of the denominators of the basic and diluted per share computations is provided below:

                                                           YEARS ENDED MARCH 31,
                                                    -----------------------------------
                                                      1997         1998         1999
                                                    ---------    ---------    ---------
Common shares:
  Weighted average shares outstanding -- basic....  8,085,000    8,122,882    9,324,825
  Additional shares potentially issuable for stock
     options and stock purchase warrants..........         --      196,181           --
                                                    ---------    ---------    ---------
  Weighted average shares outstanding --diluted...  8,085,000    8,319,063    9,324,825
                                                    =========    =========    =========

     For the year ended March 31, 1999, additional shares potentially issuable for stock options and stock purchase warrants would have been 495,621, but for the net loss recorded. The computations of net income (loss) per common share for all periods presented do not include the effects of any dilutive incremental common shares related to stock options granted or common stock warrants issued with exercise rights that are contingent, so long as the contingency is not resolved (Note 10).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CONTINGENCIES

     Contingencies are recorded as expenses when events giving rise to such items are probable and the amounts are estimable in accordance with the requirements of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

     RECLASSIFICATIONS

     The Company has made certain reclassifications in the fiscal year 1999 consolidated financial statements to conform presentation.

NOTE 3 -- INVENTORIES

     Inventories as of March 31 consisted of the following:

                                                                 1998          1999
                                                                 ----       ----------
Purchased components........................................  $3,048,654    $3,723,325
Work-in-process.............................................     202,989       290,180
Finished goods..............................................     768,611       612,014
                                                              ----------    ----------
                                                              $4,020,254    $4,625,519
                                                              ==========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment, net as of March 31 consisted of the following:

                                                               1998           1999
                                                            -----------    -----------
Machinery and equipment...................................  $ 4,672,896    $ 5,562,736
Tooling...................................................      330,446        351,835
Furniture and office equipment............................      181,265        234,763
Leasehold improvements....................................      199,078        199,078
                                                            -----------    -----------
                                                              5,383,685      6,348,412
Less: Accumulated depreciation............................   (2,728,183)    (3,967,809)
                                                            -----------    -----------
                                                            $ 2,655,502    $ 2,380,603
                                                            ===========    ===========

     Depreciation expense for the years ended March 31, 1997, 1998 and 1999 amounted to $1,031,377, $1,238,348 and $1,306,716, respectively.

NOTE 5 -- INTANGIBLE ASSETS, NET

     Intangible assets, net as of March 31 consisted of the following:

                                                                 1998          1999
                                                              ----------    ----------
Goodwill, net of accumulated amortization of $5,194,057 and
  $6,059,737................................................  $3,462,632    $2,596,952
Product and software license agreements, net of accumulated
  amortization of $321,565 and $576,732.....................     722,953       509,263
Other.......................................................      66,549        84,828
                                                              ----------    ----------
                                                              $4,252,134    $3,191,043
                                                              ==========    ==========

     Amortization expense for the years ended March 31 was as follows:

                                                    1997         1998          1999
                                                  --------    ----------    ----------
Goodwill........................................  $865,680    $  865,680    $  865,680
Product and software license agreements.........    76,309       150,102       255,167
Other...........................................    45,731        21,442        16,354
                                                  --------    ----------    ----------
                                                  $987,720    $1,037,224    $1,137,201
                                                  ========    ==========    ==========

NOTE 6 -- ACCRUED LIABILITIES

     Accrued liabilities as of March 31 consisted of the following:

                                                                 1998          1999
                                                              ----------    ----------
Accrued payroll and other employee compensation.............  $  907,892    $1,192,155
Accrued commissions.........................................     195,179       479,388
Other.......................................................   1,123,424     1,685,765
                                                              ----------    ----------
                                                              $2,226,495    $3,357,308
                                                              ==========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 7 -- BANK DEBT

     During July 1998, the Company entered into a revolving credit agreement with a bank that provides for borrowings up to $5.0 million, which expires July 1, 2000. Borrowings under the revolving credit agreement are limited to 80% of the balance of eligible accounts receivable and 50% of the balance of eligible inventories and cash on deposit with the bank. The revolving credit agreement carries a quarterly facility fee and a commitment fee on the unused amount of the agreement. Borrowings under the agreement bear interest at either the bank's prime rate (7.75% at March 31, 1999) or LIBOR plus 2% (6.94% at March 31, 1999). The weighted average interest rate on borrowings outstanding for the year ended March 31, 1999 was 7.47%. The agreement contains certain covenants including prohibiting the Company from paying dividends. If Telxon had reduced its ownership in the Company below 50%, the note would have become due at the discretion of the bank (Note 16). At March 31, 1999, $2.5 million was available under this agreement.

NOTE 8 -- INCOME TAXES

     Components of income (loss) before income taxes for the years ended March 31 are as follows:

                                                  1997           1998           1999
                                               -----------    -----------    -----------
U.S..........................................  $(2,864,462)   $ 4,827,461    $  (818,270)
Foreign......................................    5,792,646       (363,313)       131,920
                                               -----------    -----------    -----------
                                               $ 2,928,184    $ 4,464,148    $  (686,350)
                                               ===========    ===========    ===========

     Components of the provision for income taxes by taxing jurisdiction for the years ended March 31 were as follows:

                                                  1997           1998           1999
                                               -----------    -----------    -----------
Currently payable:
  U.S........................................  $        --    $ 1,590,649    $ 1,322,151
  Foreign....................................    2,056,110        334,463        467,739
Deferred:
  U.S........................................           --        144,670     (1,409,034)
  Foreign....................................      (16,543)      (106,279)        10,126
                                               -----------    -----------    -----------
Provision for income taxes...................  $ 2,039,567    $ 1,963,503    $   390,982
                                               ===========    ===========    ===========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES, (CONTINUED)
     The reconciliations between the reported total income tax provision and the amount computed by multiplying income (loss) before income taxes by the U.S. federal statutory tax rate for the years ended March 31 are as follows:

                                          1997                 1998                 1999
                                  --------------------   -----------------   ------------------
                                    AMOUNT        %        AMOUNT      %       AMOUNT       %
                                  -----------   ------   ----------   ----   ----------   -----
U.S. federal statutory tax
  rate..........................  $ 1,024,864     35.0%  $1,562,452   35.0%  $ (240,223)   35.0%
Foreign tax rate differential...      515,361     17.6       55,372    1.2      121,200   (17.7)
Net operating loss benefit......   (3,731,195)  (127.4)          --     --           --      --
Taxation of foreign dividends
  (net of foreign tax
  credits)......................    4,381,418    149.7           --     --           --      --
Goodwill amortization...........      302,988     10.3      302,988    6.8      302,988   (44.1)
Stock option compensation
  expense.......................           --       --      113,666    2.5      377,188   (54.9)
Research and development
  credits.......................     (650,057)   (22.2)          --     --     (199,000)   28.5
Other...........................      196,188      6.7      (70,975)  (1.5)      28,829    (3.8)
                                  -----------   ------   ----------   ----   ----------   -----
Effective income tax rate.......  $ 2,039,567     69.7%  $1,963,503   44.0%  $  390,982   (57.0)%
                                  ===========   ======   ==========   ====   ==========   =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31 are presented below:

                                                                1998           1999
                                                             -----------    ----------
Deferred tax assets:
  Stock option compensation expense........................  $        --    $  737,006
  Depreciation.............................................      205,288       202,722
  Reserves.................................................           --       393,993
  AMT credit carryforwards.................................      240,215       191,482
  Foreign tax and general business credits carryforwards...    4,373,962       636,000
  State and local net operating loss carryforwards.........      125,520            --
  Valuation allowance, foreign tax and general business
     credits carryforwards.................................   (4,373,962)     (636,000)
  Valuation allowance, state and local net operating loss
     carryforwards.........................................     (125,520)           --
  Other....................................................           --       168,084
                                                             -----------    ----------
          Total deferred tax assets........................      445,503     1,693,287
                                                             -----------    ----------
Deferred tax liabilities:
  Reserves.................................................      (93,190)           --
  Amortization.............................................     (145,682)      (87,748)
                                                             -----------    ----------
          Total deferred tax liabilities...................     (238,872)      (87,748)
                                                             -----------    ----------
Net deferred tax asset.....................................  $   206,631    $1,605,539
                                                             ===========    ==========
Current asset (liability),net..............................  $   (93,190)   $  723,077
                                                             ===========    ==========
Long-term asset............................................  $   299,821    $  882,462
                                                             ===========    ==========

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES, (CONTINUED)
     On April 1, 1998, due to the reduction of Telxon's ownership in the Company and the resulting change in tax status of the Company, AMT credit carryforwards were increased by $145,235 and foreign tax and general business credits carryforwards were reduced by $3,606,266. At such time that these carryforwards are realized by the Company, Telxon will be entitled to the cash benefit under the terms of the March 31,1998 indemnification agreement (Notes 2 and 10). In addition, ACL has claims for Canadian research and development credits for the year ended March 31, 1999 in the amounts of approximately $100,000. If these claims are subsequently accepted, the benefit will be recognized in the years allowed. However, per Canadian tax law there will be a corresponding increase in the subsequent year's taxable income for the amount of the claim recognized.

     ACL recorded a benefit of $650,000 during fiscal year 1997 for Canadian research and development credits claimed during fiscal 1994, 1995, and 1996. The Company's foreign tax credits expire March 31, 2002 and its AMT credit carryforwards have an indefinite carry forward period.


NOTE 9 -- COMMITMENTS AND CONTINGENCIES


     In the normal course of its operations, the Company is subject to performance under contracts, and has various legal actions and certain contingencies pending. However, in management's opinion, any such outstanding matters have been reflected in the consolidated financial statements, are covered by insurance or would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     As of March 31, 1999, the Company had a Demand Revolving Promissory Note (the "Note") with Telxon under which the Company would have been required to pay Telxon, on demand, the lesser of $50 million or amounts due under intercompany advances, plus interest at the London Interbank Offer Rate at the beginning of the fiscal year (6.34% at April 1, 1997). There were no amounts due to Telxon related to the Note at March 31, 1999. The Note, along with similar notes from other principal subsidiaries of Telxon, was used as collateral for Telxon's $100 million unsecured credit agreement. Telxon's credit agreement expires March 8, 2001 (Note 16).

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS

     Effective June 20, 1996, the Company authorized a one hundred ten thousand for one share common stock split, increasing the number of $.01 par value shares of common stock issued and outstanding to 11,000,000 shares.

     Effective September 5, 1996, the Company authorized an eight thousand eighty-five for eleven thousand share reverse common stock split, reducing the number of $.01 par value shares of common stock issued and outstanding to 8,085,000. The 1996 number of shares outstanding have been retroactively restated for this reverse stock split.


     On March 26, 1997, the Board of Directors authorized a $1,100,000 capital distribution to Telxon. The authorization of the capital distribution in fiscal year 1997. The cash distribution was paid April 15, 1997.


     On March 31, 1998, the Company issued 984,126 shares of common stock and warrants to purchase 295,237 shares of common stock for $3,444,444. The Company recorded $628,576 in related transaction costs resulting in net cash received of $2,815,868. Cash proceeds of $1,499,998 were not

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED)

received by the Company until April 1998. In addition, the Company incurred as part of the transaction costs a fee for advisory services of $125,000 along with the issuance of 100,000 warrants to purchase common stock, to a board member of the Company. The $125,000 has been accounted for as a reduction of the proceeds received from these transactions. The terms of all the warrants issued contain an exercise price of $3.50 and entitle the warrant holder to exercise the warrants at the earlier of a qualified initial public offering, the entire sale of the Company, or a change of control or spin-off, as defined. The warrants expire on March 31, 2001. No value was assigned to the warrants by the Company at the dates of issuance.



     On March 31, 1998, the date of the stock issuance, the Company entered into a tax indemnification agreement with Telxon. This agreement entitles Telxon to all income tax refunds (as defined in the agreement) which relate to the period prior to the stock issuance and obligates Telxon for all taxes payable (as defined in the agreement) prior to the stock issuance. As a result $280,140 of taxes payable for the year ended March 31, 1999, were recorded as additional paid-in capital. In addition, in fiscal 1998 Telxon elected to forgive the Company's net payable of $644,623 owed to Telxon related to taxes which has been reflected as an additional capital contribution.


     During the year ended March 31, 1999, the Company issued 222,222 additional shares of common stock and warrants to purchase 66,667 shares of common stock for $3.50 per share or aggregate proceeds of $777,777 of which $77,777 was not paid until April 1999. The warrants issued are subject to the same terms as previously issued warrants.

     In July 1996, the Company established the Aironet Wireless Communications, Inc. 1996 Stock Option Plan which was amended and restated on March 30, 1998 ("1996 Amended Plan"). The 1996 Amended Plan provides for the granting of options to key employees of the Company and to certain employees of Telxon and outside directors. The total number of shares for which the Company may grant options under the 1996 Amended Plan cannot exceed 2,150,500. Options are awarded at a price not less than the fair market value on the date the option is granted. Options granted prior to March 30, 1998 have a term of ten years and generally vest one-third on the date granted and one-third on each of the two successive anniversary dates therefrom. Options granted on or after March 30, 1998 have the same terms except an option can only be exercised after the earlier of a change in control or an initial public offering, as defined in the 1996 Amended Plan and vest one-third twelve months after the date of grant and one-third on each of the two successive anniversary dates therefrom.


     Effective March 31, 1999, the Company's Board of Directors and Stockholders approved an additional amendment to the 1996 Amended Plan that permits vested options granted under the 1996 Amended Plan to be exercised at any time after the earlier of an initial public offering, a change in control, as defined, or March 31, 2001. In addition, the Company's Board of Directors accelerated the vesting of certain options held by persons not employed by the Company. These options were granted on March 30 1998, at an exercise price of $3.50 in accordance with the terms of the 1996 Amended Plan and were granted to employees of Telxon that contributed or were to contribute to the success and growth of the Company. As a result of this amendment to the 1996 Amended Plan and immediate vesting of certain outstanding options on March 31, 1999, the Company recorded non cash compensation expense related to employees of $932,539 and non cash compensation expense related to non-employees of $943,425.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED)
     On February 16, 1999, the Company's Board of Directors had approved, subject to stockholder approval (which was determined to be perfunctory), the to be adopted Aironet Wireless Communications, Inc. 1999 Omnibus Stock Incentive Plan (the "1999 Plan") and granted options to acquire 400,000 options under such plan. The 1999 Plan provides for the granting of options, stock appreciation rights ("SARs"), restricted stock and performance units, as defined, to certain officers and other key employees of the Company. The total number of shares the Company may grant under the 1999 Plan cannot exceed 1,765,817. Options granted under the 1999 Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted generally vest over a three-year period on the first three anniversary dates after the date of grant. The Company's Board of Directors formally adopted and approved the 1999 Plan on April 12, 1999, and the Company's Stockholders formally adopted and approved the 1999 Plan on May 7, 1999.

     The following is a summary of the Company's warrants to purchase common stock that are outstanding as of March 31, 1999:

                     WARRANT DATE                        NUMBER OF SHARES    EXERCISE PRICE
                     ------------                        ----------------    --------------
March 1998.............................................      395,237             $3.50
April 1998.............................................       17,143              3.50
May 1998...............................................       42,857              3.50
December 1998..........................................        6,667              3.50

     The following is a summary of the activity in the Company's 1996 Amended Plan and 1999 Plan during fiscal years 1997, 1998 and 1999:

                                                  1996 AMENDED PLAN                1999 PLAN
                                                    STOCK OPTIONS                STOCK OPTIONS
                                              --------------------------    ------------------------
                                                             WEIGHTED                    WEIGHTED
                                                           AVERAGE PRICE               AVERAGE PRICE
                                               SHARES        PER SHARE      SHARES       PER SHARE
                                              ---------    -------------    -------    -------------
March 31, 1996..............................    384,000        $1.86             --        $  --
  Granted...................................  1,040,500         1.86             --           --
  Exercised.................................         --           --             --           --
  Returned to pool due to employee
     terminations...........................   (167,500)        1.86             --           --
                                              ---------        -----        -------        -----
March 31, 1997..............................  1,257,000         1.86             --           --
  Granted...................................    500,000         3.50             --           --
  Exercised.................................   (270,000)        1.86             --           --
  Returned to pool due to employee
     terminations...........................     (6,500)        1.86             --           --
                                              ---------        -----        -------        -----
March 31, 1998..............................  1,480,500         2.41             --           --
  Granted...................................    105,000         3.50        400,000         9.00
  Exercised.................................     (5,833)        3.50             --           --
  Returned to pool due to employee
     terminations...........................    (36,667)        3.09             --           --
                                              ---------        -----        -------        -----
March 31, 1999..............................  1,543,000         2.47        400,000         9.00
                                              =========        =====        =======        =====

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED)

     At March 31, 1999, there were options outstanding under the 1996 Amended Plan and 1999 Plan to purchase 1,543,000 and 400,000 shares of common stock, respectively, of which 784,012 and 0 are currently exercisable at a weighted average price per share of $1.86 and $9.00, respectively.

     In February 1998, an employee of the Company exercised 200,000 options with a grant price and fair value of $1.86. At the date of grant the Company provided the employee a non-recourse loan of $372,000 which was applied to payment of the exercise price of the options. The terms of the note did not extend the original option period. The note bears non-recourse interest at 6% per annum on amounts outstanding through maturity, October 31, 2002, and at a prime rate plus 4% per annum thereafter until paid. All unpaid principal and all accrued interest is due in full on October 31, 2002. The 200,000 shares issued (or approved replacement collateral of equal value at the employee's discretion) collateralize the note. Any amounts paid on the note shall be applied first to accrued but unpaid interest and then to unpaid principal. The employee may at any time prepay the note without premium or penalty in amounts of at least $25,000. Pursuant to Emerging Issues Task Force ("EITF") Issue No. 85-1, "Classifying Notes Received for Capital Stock" the note has been recorded as a reduction of additional paid-in capital rather than as an asset. In addition, pursuant to EITF No. 95-16, "Accounting for Stock Compensation Arrangements with Employee Loan Features Under APB Opinion No. 25," the options have been accounted for as variable plan options from the note issuance date until the note is settled or otherwise amended resulting in a $324,760 non cash charge recorded in March 1998 and a non cash charge of $1,077,680 recorded for the year ended March 31, 1999 (Note 16).

     Compensation expense related to all options granted to employees for the years ended March 31, 1997, 1998 and 1999 was $0, $324,760 and $2,010,219,
respectively. Compensation expense related to all options granted to Telxon employees and outside directors, for the years ended March 31, 1997, 1998 and 1999, was $0, $79,684 and $994,273, respectively.


     For SFAS No. 123 purposes, the fair value of each option granted under the 1996 Amended Plan and 1999 Plan are estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in fiscal years 1997, 1998 and 1999, respectively: dividend yield of 0%, expected volatility of 56.22%, 56.00% and 51.57%, risk-free interest rates of 6.74%, 5.72% and 5.14%, and an expected life of five years. The weighted average fair value on the date of grant for options granted during fiscal years 1997, 1998 and 1999 were $1.86, $3.50 and $7.86, respectively.


     If the Company had elected to recognize the compensation cost of its 1996 Amended Plan and 1999 Plan based on the fair value of all awards under the plans in accordance with SFAS No. 123, fiscal years 1997, 1998 and 1999 pro forma net income (loss) and pro forma net income (loss) per common share would have been as follows:

                                                                   1997         1998          1999
                                                                 --------    ----------    -----------
Net income (loss):                       As reported...........  $888,617    $2,500,645    $(1,077,332)
                                         Pro forma.............   680,440     2,212,447       (344,368)
Net income (loss) per common share:
  Basic:                                 As reported...........  $   0.11    $     0.31    $     (0.12)
                                         Pro forma.............      0.08          0.27          (0.04)
  Diluted:                               As reported...........  $   0.11    $     0.30    $     (0.12)
                                         Pro forma.............      0.08          0.27          (0.04)

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 10 -- STOCKHOLDERS' EQUITY AND STOCK WARRANTS AND OPTIONS, (CONTINUED)

     In March 1999, the Company decided to file a registration statement to register shares of its common stock with the Securities and Exchange Commission for an initial public offering (the "Offering"). Effective with the Offering, the Company's outstanding warrants and certain of the Company's vested options will become exercisable. Also, the 1998 License, Rights and Supply Agreement, as amended, between Telxon and the Company stipulates that the percentages related to change in control provisions of that agreement be reduced effective with the Offering and that Telxon be permitted to purchase specific products from the Company under the terms of the agreement for up to 4 years from the effective date of the Offering. In the event the Company has a change in control, Telxon's royalties terminate following certain events. Prior to the Offering, a change in control would only occur if more than 50% of the Company's common stock was acquired by a party other than Telxon or the Company's private investors gained the right to designate a majority of the Company's board. After the Offering a change in control occurs if 20% of the Company's common stock is acquired or a majority of the Company's directors have not been presented for election by the Company's then existing board. The Offering does not constitute a change in control event, and therefore, royalties payable by Telxon will not cease as a result of the offering.


NOTE 11 -- LEASES

     The Company leases office and manufacturing facilities and certain equipment under noncancellable operating leases. Future minimum lease payments for long-term noncancellable operating leases for fiscal years ending March 31 are as follows:

2000........................................................  $  787,633
2001........................................................     330,084
2002........................................................         762
                                                              ----------
                                                              $1,118,479
                                                              ==========

     Rent expense for fiscal 1997, 1998 and 1999 amounted to $508,912, $786,380 and $813,221, respectively. Rent expense in fiscal years 1998 and 1999 included $110,000 and $412,758, respectively, related to leases with Telxon for the Company's manufacturing and office facilities.

NOTE 12 -- BUSINESS SEGMENT

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to stockholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocations and performance, and for which discrete financial information is available. The Company adopted the provisions of this statement in fiscal 1999.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 12 -- BUSINESS SEGMENT, (CONTINUED)

     Management has determined that the Company consists of a single operating segment, therefore, the disclosure requirements of SFAS No. 131 consist only of revenues based on location of customer and long-lived assets by geographic location for the years ended March 31 as follows:

                                                 1997           1998           1999
                                              -----------    -----------    -----------
Revenues:
  United States.............................  $58,511,315    $38,351,412    $31,826,941
  Japan.....................................      229,608      1,675,328      6,809,069
  All other countries.......................    2,586,974      5,107,655      6,616,815
                                              -----------    -----------    -----------
          Total.............................  $61,327,897    $45,134,395    $45,252,825
                                              ===========    ===========    ===========
Long-lived assets, net:
  United States.............................                 $ 3,226,149    $ 2,924,780
  Japan.....................................                          --             --
  All other countries.......................                   3,751,082      2,652,236
                                                             -----------    -----------
          Total.............................                 $ 6,977,231    $ 5,577,016
                                                             ===========    ===========

     Telxon (Note 13) represented 76%, 55% and 37%, respectively, of the Company's total revenues for the years ended March 31, 1997, 1998 and 1999. The Company had two other customers that represented 0%, 3% and 28%, respectively, of total revenues for the years ended March 31, 1997, 1998 and 1999.

     The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

NOTE 13 -- TRANSACTIONS WITH AFFILIATE

     The Company supplies Telxon with its radio and wireless LAN products for inclusion in Telxon's products and for resale as discrete products. Approximately 76%, 55%, and 37%, respectively, of the Company's consolidated net product revenues for each of the years ended March 31, 1997, 1998 and 1999 were derived from Telxon.

     Amounts receivable for the sale of such products to Telxon have been recorded as receivable from affiliate in the accompanying consolidated balance sheets. Through March 31, 1998, Telxon supported the operations of the Company's domestic engineering and general and administrative functions through cash funding of working capital needs. Telxon's advances to the Company have been included in payable to affiliate in the accompanying consolidated balance sheets (Note 9).


     Effective March 1, 1999, the Company and Telxon amended the existing License, Rights and Supply Agreement (the "Amended Agreement"), without payment and without the right of waiver or amendment pursuant to a mutual written agreement, in which the Company has granted Telxon certain rights and licenses to accommodate changes in respective business plans. The Amended Agreement eliminates the previous per unit royalty arrangement and substitutes a fixed monthly royalty payment of $541,667 for the period March 1, 1999 to March 31, 2000, $416,667 for the period April 1, 2000 to March 31, 2001 and $333,333, thereafter. The Amended Agreement also enables Telxon the choice of converting to a per unit royalty on April 1, 2001 or thereafter. Revenue of $481,667 per month related

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 13 -- TRANSACTIONS WITH AFFILIATE, (CONTINUED)

to the Amended Agreement will be recognized by the Company during the period March 1, 1999 through March 31, 2001 and $333,333 per month thereafter, subject to conversion to a per unit basis by Telxon.

NOTE 14 -- ALLOCATIONS OF COSTS AND EXPENSES

     Pursuant to an agreement for services, Telxon provides the Company with administrative services such as human resource and benefits services, tax planning and return preparation, payroll processing, computer system services and legal services. These services are invoiced to the Company monthly at fixed amounts that were in part based on the Company's direct domestic operating expenses in relation to the direct domestic operating expenses of Telxon. In addition, costs associated with Telxon's and the Company's self-insurance health plan are allocated to the Company based on a ratio of the Company's number of domestic employees to Telxon's number of domestic employees. The costs to the Company were $549,836, $723,950 and $756,938 for the years ended March 31, 1997, 1998 and 1999, respectively. Included in these amounts are self-insured health costs of $185,873, $359,987 and $448,973 for the years ended March 31, 1997,
1998 and 1999, respectively. In addition, direct costs associated with the Company's property and equipment and directors and officers insurance program coverages and the Company's life, dental, disability and savings and retirement plans are paid by Telxon and subsequently reimbursed by the Company. Management believes these allocations are reasonable, however, while reasonable, they may not necessarily be indicative of the costs that would have been incurred by the Company had it performed these functions itself or received services as a stand-alone entity.

     Also, as discussed in Note 9 to the consolidated financial statements, the Company incurred interest expense to Telxon of $231,507 and $113,448 for the years ended March 31, 1997 and 1998, respectively, based on the unadjusted balance of the net payable to affiliate at the end of each month at the one year LIBOR rate at the beginning of the year (6.34% at April 1, 1997), and, as discussed in Note 11 to the consolidated financial statements, incurred rent expense of $110,000 and $412,758 to Telxon for the years ended March 31, 1998 and 1999, respectively.

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 in fiscal 1999 did not have a material impact on the Company's financial reporting.

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires companies to report financial and descriptive information about their reportable operating segments. The financial information is required to be reported on the same basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for periods beginning after December 15, 1997, with interim information required for the year following adoption. SFAS No. 131 had no impact on the Company's

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS, (CONTINUED)

consolidated financial position, results of operations or cash flows and the required disclosures have been included in Note 12 to the consolidated financial statements.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which is effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue and did not have a material effect on the Company's financial results. The effect of SOP 97-2 on the future operating results of the Company is dependent on the nature and terms of the individual software licensing agreements entered into in fiscal year 2000 and thereafter, if any.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in fiscal year 2000 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures cannot be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 in fiscal year 2000 will not have a material impact on its financial results.

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 in fiscal year 2000 and does not expect the impact of adoption to be material.

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999

     STOCK-BASED COMPENSATION

     In April 1999, the Board of Directors terminated the 1996 Amended Plan. The termination eliminates the Company's ability to grant further options under the 1996 Amended Plan but does not affect options outstanding under the 1996 Plan at termination.

     The Company's Board of Directors adopted and approved the Aironet Wireless Communications, Inc. 1999 Stock Option Plan for Non-Employee Directors (the "1999 Non-Employee Directors Plan") on April 27, 1999. The Company's Stockholders adopted and approved the 1999 Non-Employee Directors Plan on May 13, 1999. The 1999 Non-Employee Director Plan entitles each non-employee Director who is sitting on the Company's Board of Directors on the first day that the Company's common stock commences trading on NASDAQ subsequent to the Offering (Note 10), to purchase 25,000 shares of the Company's common stock with an exercise price equal to the initial public offering price per share. These grants will be accounted for pursuant to APB Opinion No. 25. In addition, each

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999, (CONTINUED)

non-employee Director who continues to serve on the Company's Board will automatically be granted options to purchase 5,000 shares of the Company's common stock on each anniversary of his or her election or re-election to the Board. The Board of Directors also retains the right to grant additional options to non-employee Director at its sole discretion. Options granted under the 1999 Non-Employee Directors Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted immediately following the Offering vest ratably over a three-year period while the options granted on the individual Director's anniversary dates vest three years after they are granted.

     On May 25, 1999, a committee of the Board of Directors approved a grant of 100,000 stock options with an exercise price of $9.00 per share to an officer of the Company under the terms of the 1999 Plan. In addition, the Board of Directors approved a grant of 25,000 stock options with an exercise price of $9.00 per share to a director of the Company for advisory services related to the Offering under the terms of the 1999 Non-Employee Directors Plan. The Company intends to account for the grant of 100,000 stock options pursuant to APB Opinion No. 25 with no compensation expense expected and the grant of 25,000 stock options pursuant to SFAS No. 123 with the resulting charge being reflected as a reduction of the Offering proceeds.

     STOCK PURCHASE PLAN

     The Company's Board of Directors approved the Aironet Wireless Communications, Inc. 1999 Employee Stock Purchase Plan (the "1999 Stock Purchase Plan") on April 12, 1999. The Company's Stockholders approved the 1999 Stock Purchase Plan on May 7, 1999. The terms of the 1999 Stock Purchase Plan provide the opportunity for eligible employees to purchase unrestricted common shares of the Company, subjected to annual limitations, at a price per share equal to 85% of the closing price (as defined in the agreement) of the Company's stock. The total number of shares of common stock that may be purchased under the 1999 Stock Purchase Plan is 500,000 shares.

     STOCKHOLDER RIGHTS AGREEMENT

     On April 12, 1999, the Board of Directors adopted and approved a stockholder "Rights Plan" and the Board declared a dividend of one common stock purchase right on each share of common stock outstanding prior to the effectiveness of the plan; thereafter, shares are issued pursuant to the plan with a purchase right. The Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders. Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. The purchase rights become exercisable in the event the Company is a party to certain merger or business combination transactions, as defined, or in the event an "acquiring person," as defined, becomes a beneficial owner of 15% or more of the Company's outstanding common stock. In these circumstances, each holder of a share right (other than the acquiring person) will have the right to receive shares of the acquiring company or the Company, as appropriate, having a market value of two times the exercise price of the purchase right. The rights expire ten years from the effective date of the plan unless earlier redeemed by the Company. The rights can be redeemed at a price of $.001 per right.

             AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1999, (CONTINUED)

     AUTHORIZED CAPITAL STOCK

     On April 12, 1999, the Company's Board of Directors approved and adopted an amended and restated certificate of incorporation which increased the number of authorized common shares of the Company from 15,000,000 shares to 60,000,000. In addition, the amended and restated certificate authorized 500,000 shares of undesignated preferred stock with a par value of $.01 per share.

     NOTES PAYABLE AND RECEIVABLE

     In April 1999, the Company's revolving credit agreement discussed in Note 7 to the consolidated financial statements was amended to eliminate the requirement that Telxon's ownership of the Company must be at least 50%. In April 1999, the Company amended its note receivable agreement discussed in Note 10 to the consolidated financial statements to eliminate the prepayment option provision. In addition, in May 1999, the note with Telxon discussed in Note 9 to the consolidated financial statements was cancelled.

                             [INSIDE BACK COVER]

[This graphic contains the following text:

At the top left of the page are the words:

"AIRONET'S COMPREHENSIVE SUITE OF AWARD WINNING WIRELESS LAN SOLUTIONS"

There is a graphic depicting Aironet's wireless LAN products, including an access point, a universal client, two PC Cards and two network interface cards.

Under this graphic are the words:

-------------------------------------------------------------------------------
"AIRONET'S FLAGSHIP 4800 TURBO DS(TM) SERIES*

     - The industry's first high-speed 11 Mbps standards-based wireless LAN solution
     - Fully compliant with the IEEE 802.11 Direct Sequence standard at 1 and 2 Mbps
     - Designed to conform to the proposed IEEE 802.11b high rate DS standard for 5.5 and 11 Mbps

--------------------------------------------------------------------------------
AIRONET 4500 SERIES*

     -    1 and 2 Mbps data rates          -   Unlicensed 2.4 GHz band
     -    IEEE 802.11 compliant            -   Direct Sequence Spread Spectrum

--------------------------------------------------------------------------------
AIRONET 3500 SERIES*
     -    1 and 2 Mbps data rates          -   Unlicensed 2.4 GHz band
     -    IEEE 802.11 compliant            -   Frequency Hopping Spread Spectrum

--------------------------------------------------------------------------------
     *Each Aironet Wireless LAN product series includes an Access Point and a family of client adapters: PC Cards for portable computers, PCI and ISA card for PCs, Universal Client and MultiClient adapters, and management software.

--------------------------------------------------------------------------------
WIRELESS BRIDGE PRODUCTS
      Provide point-to-point or point-to-multipoint connectivity to networks between two or more buildings with line-of-sight ranges of up to 15 miles at 11 Mbps and up to 25 miles at 2 Mbps."

The Aironet logo is centered on the bottom of the page.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES

                                  AIRONET LOGO

                                  COMMON STOCK
                          ----------------------------
                             PRICE $     PER SHARE
                          ----------------------------


                             DAIN RAUSCHER WESSELS


                            a division of Dain Rauscher Incorporated


                             PRUDENTIAL SECURITIES

                               CIBC WORLD MARKETS

                          ----------------------------
                                         , 1999
                          ----------------------------

       UNTIL                      , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS
IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

                        DESCRIPTION                               AMOUNT
                        -----------                               ------
Securities and Exchange Commission registration fee.........    $ 21,100.20
Nasdaq National Market listing fee and expenses.............    $ 86,000.00
National Association of Securities Dealers, Inc. filing
  fee.......................................................    $  8,090.00
Blue Sky fees and expenses (including related legal fees)...         +
Printing and engraving expenses.............................         +
Legal fees and expenses (other than Blue Sky)...............         +
Accounting fees and expenses................................         +
Transfer Agent and Registrar's fee..........................         +
Miscellaneous...............................................         +
                                                                -----------
          Total.............................................    $    +
                                                                ===========

---------------

+ To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify Directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested Director vote, stockholder vote, agreement or otherwise.

     Our Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was one of our Directors or officers or is or was serving at our request as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have us pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any of our directors, officers, employees or agents thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The certificate also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     The certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The underwriting agreement for this offering provides for indemnification by the underwriters of us, our directors and officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following information is being furnished with regard to all securities sold by us within the last three years that were not registered under the Securities Act of 1933, except as follows:

     (a) From March 1998 through December 1998, we issued and sold an aggregate of 1,206,348 units, each consisting of one share of common stock and one warrant to purchase three tenths of one share of common stock, for aggregate consideration of $4,222,218.

     (b) In March 1998, we granted Furneaux & Company, LLC warrants to purchase 100,000 shares of our common stock at $3.50 per share, for business and financial advisory services.

     (c) In September 1996, we granted options to purchase an aggregate of 975,500 shares of common stock, at an exercise price of $1.86 per share. In January 1997, we granted options to purchase an aggregate of 65,000 shares of common stock, at an exercise price of $1.86 per share. In March 1998, we granted options to purchase an aggregate of 500,000 shares of common stock, at an exercise price of $3.50 per share. In July 1998, we granted options to purchase an aggregate of 5,000 shares of common stock at an aggregate exercise price of $3.50 per share and in August 1998, we granted options to purchase an aggregate of 100,000 shares of common stock, at an exercise price of $3.50 per share. In February 1999, we granted options to purchase an aggregate of 400,000 shares of common stock, at an exercise price of $9.00 per share. In May 1999, we granted options to purchase an aggregate of 125,000 shares of common stock, at an exercise price of $9.00 per share.

     (d) From March 1996 through March 1999, we issued and sold an aggregate of 275,833 shares of common stock, for aggregate consideration of $513,049.38, upon the exercise of employee stock options.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1*       Form of Underwriting Agreement
3.1*     Form of Amended and Restated Certificate of Incorporation of
         Aironet Wireless Communications, Inc. (to be effective
         immediately prior to the closing of this offering)
3.2*     Form of Second Amended and Restated Bylaws of Aironet
         Wireless Communications, Inc. (to be effective immediately prior to the closing of this offering)
4.1*     Specimen of certificate for shares of Aironet's common stock
4.2*     Form of Rights Agreement between Aironet Wireless
         Communications, Inc. and Harris Trust and Savings Bank, as
         Rights Agent, dated as of June 25, 1999, including form of rights certificate
4.3*     Warrant certificate issued to Furneaux & Company, LLC
5+       Opinion of Goodman Weiss Miller LLP
10.1     Aironet's Compensation and Benefits Plans
         10.1.1*  Aironet Wireless Communications, Inc. 1996 Stock
                  Option Plan
         10.1.2*  Amended and Restated Aironet Wireless
                  Communications, Inc. 1996 Stock Option Plan
         10.1.3*  First Amendment to Amended and Restated Aironet
         Wireless Communications, Inc. 1996 Stock Option Plan
         10.1.4*  Aironet Wireless Communications, Inc. 1999 Employee
                  Stock Purchase Plan
         10.1.5*  Aironet Wireless Communications, Inc. 1999 Omnibus
                  Stock Incentive Plan
         10.1.6   Aironet Wireless Communications, Inc. 1999 Stock
         Option Plan for Non-Employee Directors
         10.1.7*  Employment Agreement between Aironet and Roger J.
                  Murphy, Jr.
         10.1.8*  Employment Letter Agreement between Aironet and
                  Richard G. Holmes
         10.1.9*  Employment Letter Agreement between Aironet and
                  Ronald B. Willis
         10.1.10* Employment Letter Agreement between Aironet and
                  Harvey A. Ikeman
         10.1.11* Promissory Note made by Roger J. Murphy, Jr. to the order of Aironet in the principal amount of $372,000
         10.1.11.1* Amendment to Promissory Note, included as Exhibit
                    10.1.11
         10.1.12* Telxon's Retirement & Uniform Matching Profit
         Sharing Plan, as amended (in which Aironet's employees
                  participate pursuant to the Services Agreement
                  included as Exhibit 10.7)
         10.1.12.1* Supplemental Participation Agreement and
         Certificate of Resolution to Telxon's Retirement & Uniform
                    Matching Profit Sharing Plan, as amended
         10.1.13* Telxon 1995 Employee Stock Purchase Plan
10.2     Material Leases
         10.2.1*  Lease between Aironet and Telxon Corporation for 91
         Springside Drive, Akron, Ohio, dated as of April 1, 1998
         10.2.2*  Sublease Agreement between Aironet and Telxon
         Corporation for 3875 Embassy Parkway, Bath, Ohio dated as of
                  September 1, 1998
         10.2.3*  Lease renewal between Telxon Corporation and
         Aironet, dated June 16, 1999, for Lease included as Exhibit
                  10.2.1 and Sublease included as 10.2.2
10.3*    Loan Agreement between Aironet and The Huntington National
         Bank, dated as of July 24, 1998
10.4*    Subscription Agreement by and among Aironet and the
         investors who executed the same, dated as of March 31, 1998
         10.4.1* Form of warrant issued pursuant to the Subscription
                 Agreement included as Exhibit 10.4
         10.4.2* Stockholders Agreement by and among Aironet and its stockholders party thereto, dated as of March 31, 1998, in connection with the transactions under the
                 Subscription Agreement included as Exhibit 10.4

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
         10.4.2.1* Form of Addendum to Stockholders Agreement
                   included as Exhibit 10.4.2
         10.4.3* Registration Rights Agreement by and among Aironet and certain of its security holders, dated as of March 31,
                 1998
         10.4.3.1* Form of Addendum to Registration Rights Agreement
                   included as Exhibit 10.4.3
         10.4.3.2* Addendum by Telantis Venture Partners IV, Inc. to
         Registration Rights Agreement included as Exhibit 10.4.3
10.5*    License, Rights and Supply Agreement between Aironet and
         Telxon Corporation, dated as of March 31, 1998
         10.5.1* First Amendment to License, Rights and Supply
                 Agreement dated as of March 31, 1999
10.6*    Tax Benefit and Indemnification Agreement between Aironet
         and Telxon Corporation, dated as of March 31, 1998
         10.6.1* Promissory Note made by Aironet to the order of
         Telxon Corporation with the Tax Benefit and Indemnification
                 Agreement included as Exhibit 10.6
10.7*    Services Agreement between Aironet and Telxon Corporation, dated as of March 31, 1998
10.8*    Assignment of Patent Applications made by Telxon Corporation in favor of Aironet, dated as of March 30, 1998
10.9*    Assignment of Patent Applications made by Aironet in favor of Telxon Corporation, dated as of March 30, 1998
10.10*   Cross Covenant Not to Sue between Aironet and Telxon
         Corporation, dated as of March 31, 1998
10.11*   AirAware Acknowledgment between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.12*   LM3000 Software Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.13*   Patent Continuation in Part Agreement between Aironet and
         Telxon Corporation, dated as of March 30, 1998
10.14*   Patent License Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.15*   Nondisclosure Agreement between Aironet and Telxon
         Corporation, dated as of March 31, 1998
21*      Aironet's Subsidiaries
23.1     Consent of PricewaterhouseCoopers LLP
23.2+    Consent of Goodman Weiss Miller LLP (included in Exhibit 5)
23.3*    Consent of International Data Corporation
24.1*    Power of Attorney (included on page II-7)
27.1*    Financial Data Schedule
27.2*    Financial Data Schedule
27.3*    Financial Data Schedule


---------------

* Previously filed

+ To be filed by amendment

      (b) FINANCIAL STATEMENT SCHEDULE

          Report of Independent Accountants on Financial Statement Schedule

          Schedule II -- Valuation and Qualifying Accounts

     All other Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable or the information has been provided in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, Ohio, on the 20th day of July, 1999.


                                    AIRONET WIRELESS COMMUNICATIONS, INC.

                                    By: /s/ ROGER J. MURPHY, JR.
                                       -----------------------------------------
                                       Roger J. Murphy, Jr., President and
                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                             TITLE                              DATE
              ---------                             -----                              ----

/s/ ROGER J. MURPHY, JR.               President and Chief Executive               July 20, 1999
------------------------------------   Officer (principal executive
Roger J. Murphy, Jr.                   officer)

/s/ RICHARD G. HOLMES                  Senior Vice President and Chief             July 20, 1999
------------------------------------   Financial Officer (principal
Richard G. Holmes                      financial and accounting
                                       officer)

/s/ JAMES H. FURNEAUX*                 Director, Chairman of the Board             July 20, 1999
------------------------------------
James H. Furneaux

/s/ SAMUEL F. MCKAY*                   Director                                    July 20, 1999
------------------------------------
Samuel F. McKay

/s/ JOHN W. PAXTON, SR.*               Director                                    July 20, 1999
------------------------------------
John W. Paxton, Sr.

*By: /s/ ROGER J. MURPHY, JR.
------------------------------------
     Roger J. Murphy, Jr.
     Attorney-in-fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

TO THE BOARD OF DIRECTORS
OF AIRONET WIRELESS COMMUNICATIONS, INC.

     Our audits of the consolidated financial statements referred to in our report dated May 25, 1999 appearing in the prospectus also included an audit of the financial statement schedule listed in Item 16 of the Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                                      PricewaterhouseCoopers LLP

Cleveland, Ohio
May 25, 1999

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                       VALUATION AND QUALIFYING ACCOUNTS


                                                      ADDITIONS                 DEDUCTIONS
                                               -----------------------   -------------------------
                                 BALANCE AT                 CHARGED TO                                BALANCE AT
                                BEGINNING OF   CHARGED TO     OTHER      WRITE-OFFS    CREDITED TO      END OF
         DESCRIPTION            FISCAL YEAR     EXPENSE      ACCOUNTS    AND RETURNS     EXPENSE     FISCAL YEAR
------------------------------  ------------   ----------   ----------   -----------   -----------   ------------
                                                                 (IN THOUSANDS)
ALLOWANCE FOR DOUBTFUL
  ACCOUNTS
    1997                           $   35        $  222        $ --        $   --        $   --         $  257
    1998                              257           154          --           224            --            187
    1999                              187           307          --           122            --            372

INVENTORY OBSOLESCENCE RESERVE
    1997                           $1,034        $1,024        $ --        $1,181        $   --         $  877
    1998                              877           (48)         --           390            --            439
    1999                              439           389          --           271            --            557

DEFERRED TAX ASSET VALUATION
  ALLOWANCE
    1997                           $  237        $4,549        $ --        $   --        $   --         $4,786
    1998                            4,786            67          --            --           353          4,500
    1999                            4,500            --          --         3,606           258            636

WARRANTY RESERVE
    1997                           $   39        $   24        $ --        $   --        $   --         $   63
    1998                               63           188          --           140            --            111
    1999                              111           699          --           596            --            214

                                    EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1*       Form of Underwriting Agreement
3.1*     Form of Amended and Restated Certificate of Incorporation of
         Aironet Wireless Communications, Inc. (to be effective
         immediately prior to the closing of this offering)
3.2*     Form of Second Amended and Restated Bylaws of Aironet
         Wireless Communications, Inc. (to be effective immediately prior to the closing of this offering)
4.1*     Specimen of certificate for shares of Aironet's common stock
4.2*     Form of Rights Agreement between Aironet Wireless
         Communications, Inc. and Harris Trust and Savings Bank, as
         Rights Agent, dated as of June 25, 1999, including form of rights certificate
4.3*     Warrant certificate issued to Furneaux & Company, LLC
5+       Opinion of Goodman Weiss Miller LLP
10.1     Aironet's Compensation and Benefits Plans
         10.1.1*  Aironet Wireless Communications, Inc. 1996 Stock
                  Option Plan
         10.1.2*  Amended and Restated Aironet Wireless
                  Communications, Inc. 1996 Stock Option Plan
         10.1.3*  First Amendment to Amended and Restated Aironet
         Wireless Communications, Inc. 1996 Stock Option Plan
         10.1.4*  Aironet Wireless Communications, Inc. 1999 Employee
                  Stock Purchase Plan
         10.1.5*  Aironet Wireless Communications, Inc. 1999 Omnibus
                  Stock Incentive Plan
         10.1.6   Aironet Wireless Communications, Inc. 1999 Stock
         Option Plan for Non-Employee Directors
         10.1.7*  Employment Agreement between Aironet and Roger J.
                  Murphy, Jr.
         10.1.8*  Employment Letter Agreement between Aironet and
                  Richard G. Holmes
         10.1.9*  Employment Letter Agreement between Aironet and
                  Ronald B. Willis
         10.1.10* Employment Letter Agreement between Aironet and
                  Harvey A. Ikeman
         10.1.11* Promissory Note made by Roger J. Murphy, Jr. to the order of Aironet in the principal amount of $372,000
         10.1.11.1* Amendment to Promissory Note, included as Exhibit
                    10.1.11
         10.1.12* Telxon's Retirement & Uniform Matching Profit
         Sharing Plan, as amended (in which Aironet's employees
                  participate pursuant to the Services Agreement
                  included as Exhibit 10.7)
         10.1.12.1* Supplemental Participation Agreement and
         Certificate of Resolution to Telxon's Retirement & Uniform
                    Matching Profit Sharing Plan, as amended
         10.1.13* Telxon 1995 Employee Stock Purchase Plan
10.2     Material Leases
         10.2.1*  Lease between Aironet and Telxon Corporation for 91
         Springside Drive, Akron, Ohio, dated as of April 1, 1998
         10.2.2*  Sublease Agreement between Aironet and Telxon
         Corporation for 3875 Embassy Parkway, Bath, Ohio dated as of
                  September 1, 1998
         10.2.3*  Lease renewal between Telxon Corporation and
         Aironet, dated June 16, 1999, for Lease included as Exhibit
                  10.2.1 and Sublease included as 10.2.2
10.3*    Loan Agreement between Aironet and The Huntington National
         Bank, dated as of July 24, 1998
10.4*    Subscription Agreement by and among Aironet and the
         investors who executed the same, dated as of March 31, 1998
         10.4.1* Form of warrant issued pursuant to the Subscription
                 Agreement included as Exhibit 10.4
         10.4.2* Stockholders Agreement by and among Aironet and its stockholders party thereto, dated as of March 31, 1998, in connection with the transactions under the
                 Subscription Agreement included as Exhibit 10.4
         10.4.2.1* Form of Addendum to Stockholders Agreement
                   included as Exhibit 10.4.2

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
         10.4.3* Registration Rights Agreement by and among Aironet and certain of its security holders, dated as of March 31,
                 1998
         10.4.3.1* Form of Addendum to Registration Rights Agreement
                   included as Exhibit 10.4.3
         10.4.3.2* Addendum by Telantis Venture Partners IV, Inc. to
         Registration Rights Agreement included as Exhibit 10.4.3
10.5*    License, Rights and Supply Agreement between Aironet and
         Telxon Corporation, dated as of March 31, 1998
         10.5.1* First Amendment to License, Rights and Supply
                 Agreement dated as of March 31, 1999
10.6*    Tax Benefit and Indemnification Agreement between Aironet
         and Telxon Corporation, dated as of March 31, 1998
         10.6.1* Promissory Note made by Aironet to the order of
         Telxon Corporation with the Tax Benefit and Indemnification
                 Agreement included as Exhibit 10.6
10.7*    Services Agreement between Aironet and Telxon Corporation, dated as of March 31, 1998
10.8*    Assignment of Patent Applications made by Telxon Corporation in favor of Aironet, dated as of March 30, 1998
10.9*    Assignment of Patent Applications made by Aironet in favor of Telxon Corporation, dated as of March 30, 1998
10.10*   Cross Covenant Not to Sue between Aironet and Telxon
         Corporation, dated as of March 31, 1998
10.11*   AirAware Acknowledgment between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.12*   LM3000 Software Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.13*   Patent Continuation in Part Agreement between Aironet and
         Telxon Corporation, dated as of March 30, 1998
10.14*   Patent License Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.15*   Nondisclosure Agreement between Aironet and Telxon
         Corporation, dated as of March 31, 1998
21*      Aironet's Subsidiaries
23.1     Consent of PricewaterhouseCoopers LLP
23.2+    Consent of Goodman Weiss Miller LLP (included in Exhibit 5)
23.3*    Consent of International Data Corporation
24.1*    Power of Attorney (included on page II-7)
27.1     Financial Data Schedule
27.2     Financial Data Schedule
27.3     Financial Data Schedule


---------------

* Previously filed

+ To be filed by amendment